     As filed with the Securities and Exchange Commission on March ___, 2000
                              Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              INSIGHT MIDWEST, L.P.
                              INSIGHT CAPITAL, INC.
           (Exact name of registrants as specified in their charters)

   Delaware                         4841                       13-4079232
   Delaware                         4841                       13-4079679
(State or other         (Primary Standard Industrial        (I.R.S. Employer
jurisdiction of         Classification Code Numbers)     Identification Numbers)
incorporation or
organization)

                              126 East 56th Street
                            New York, New York 10022
                                 (212) 371-2266
          (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                               Michael S. Willner
                      President and Chief Executive Officer
                      Insight Communications Company, Inc.
                              126 East 56th Street
                            New York, New York 10022
                                 (212) 371-2266
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            Robert L. Winikoff, Esq.
                 Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|________

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities          Amount to                Proposed               Proposed              Amount of
        to be Registered                 be Registered               Maximum                Maximum             Registration
                                                                  Offering Price           Aggregate                 Fee
                                                                   Per Unit(1)         Offering Price(1)
----------------------------------------------------------------------------------------------------------------------------
9 3/4% Senior Notes due 2009              $200,000,000                 100%               $200,000,000             $52,800
----------------------------------------------------------------------------------------------------------------------------

----------
(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

                 Subject to Completion, dated March       , 2000

Preliminary Prospectus

                              Insight Midwest, L.P.

                              Insight Capital, Inc.
                               -------------------

                      Offer to Exchange $200,000,000 of our
                          9 3/4% Senior Notes due 2009

                               -------------------

      The notes being offered by this prospectus are being issued in exchange for notes sold by us in a private placement on October 1, 1999. The exchange notes will be governed by the same indenture governing the initial notes The exchange notes will be substantially identical to the initial notes, except the transfer restrictions and registration rights relating to the initial notes will not apply to the exchange notes.

      o The exchange offer expires at 5:00 p.m., New York City time, on _________, 2000, unless extended.

      o No public market exists for the initial notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system.

                               -------------------

      Before you tender your initial notes, you should consider carefully the section entitled "Risk Factors" beginning on page 15 of this Prospectus.

                               -------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               -------------------

               The date of this prospectus is ____________, 2000.

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Prospectus Summary..................................................         1
Risk Factors........................................................        15
Use of Proceeds.....................................................        22
Pro Forma Financial Statements......................................        23
Selected Historical and Pro Forma Financial and Other
    Data of Insight Midwest, L.P....................................        26
Selected Consolidated Historical Financial and
    Other Data of Systems Contributed by Insight
    Communications to Insight Indiana..............................         28
Selected Consolidated Historical Financial and
    Other Data of Systems Contributed by TCI to
    Insight Indiana.................................................        31
Selected Consolidated Historical Financial and
    Other Data of Insight Kentucky..................................        33
Management's Discussion and Analysis of
    Financial Condition and Results of Operations...................        36
Industry............................................................        42
Business............................................................        45
Legislation and Regulation..........................................        69
Management..........................................................        81
Certain Transactions................................................        86
Principal Stockholders..............................................        87
Description of Governing Documents..................................        88
Description of Certain Indebtedness.................................        94
Description of Notes................................................        96
Material Federal Tax Considerations.................................        138
Exchange Offer......................................................        143
Book-entry; Delivery and Form.......................................        155
Plan of Distribution................................................        158
Legal Matters.......................................................        159
Experts.............................................................        159
Available Information...............................................        160
Glossary............................................................        G-1
Index to Financial Statements.......................................        F-1

                            Industry and Market Data

      In this prospectus, we rely on and refer to information and statistics regarding the cable television industry and our market share in the sectors in which we compete. We obtained this information and statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

                               PROSPECTUS SUMMARY

      This summary highlights some of the information in this prospectus. It does not contain all the information that may be important to you. For a more complete understanding of this offering, you should read the entire prospectus, including the risk factors and financial statements.

                                   Our Manager

      Insight Communications Company, Inc. is the 8th largest cable television system operator in the United States based on customers served after giving effect to previously announced industry acquisitions. Insight Communications, which provides cable television services to approximately 935,000 customers, has tightly grouped clusters of cable television systems with approximately 98% of its customers concentrated in the four contiguous states of Indiana, Kentucky, Ohio and Illinois. Upon completion of its rebuild efforts, which is expected to occur by the end of 2000, over 96% of its customers will be served from nine headends allowing it to more economically deliver an array of entertainment, information and telecommunication services, including interactive digital video, high-speed data access and telephone service products. Our manager believes that it is very well positioned to exploit the new business opportunities available to cable television operators.

                                   The Issuers

      Insight Midwest, L.P. is owned equally by our manager, through its subsidiary Insight Communications Company, L.P., and AT&T Broadband, LLC, through its indirect subsidiary TCI of Indiana Holdings, LLC. Through our subsidiaries Insight Communications of Indiana, LLC and Insight Communications of Kentucky, L.P., we own and operate cable television systems in Indiana and Kentucky, which passed approximately 1.2 million homes and served approximately 748,800 customers as of December 31, 1999. We are presently rebuilding our systems and, upon completion of the rebuild, 99% of our customers will be served by a two-way active, 750 MHz, hybrid fiber coaxial network which will deliver a suite of entertainment, information and telecommunication services, including our interactive Digital Gateway service, high-speed data service and voice transmission.

      Insight Indiana is the largest operator of cable television systems in the State of Indiana. As of December 31, 1999, the Indiana systems passed approximately 494,900 homes and served approximately 322,500 customers. The Indiana systems are located primarily in the university cities of Bloomington, Evansville and Lafayette and the demographically desirable areas of suburban Indianapolis. Upon completion of our consolidation of headends, approximately 93% of Insight Indiana's customers will be served by three headends. The rebuild and consolidation of headends are expected to be completed by the end of 2000.

      Insight Kentucky is the largest operator of cable television systems in the State of Kentucky. As of December 31, 1999, the Kentucky systems passed approximately 668,500 homes and served approximately 426,300 customers. Over 95% of the Kentucky systems are located in and around four of the five largest cities in the state: Louisville, Lexington, Covington and Bowling Green. Upon completion of our consolidation of headends, 100% of Insight Kentucky's customers will be served by four headends. The rebuild and consolidation of headends are expected to be completed by the end of 2000.

                                Business Strategy

      Our business strategy is to become a competitive, full-service provider of entertainment, information and telecommunication services. Our strategy is centered on the development of new and enhanced products and services for the communities served by our networks and consists of the following elements:

      o Focus on operating clusters with attractive technical and demographic profiles;

      o     Expeditiously rebuild our broadband cable network;

      o     Introduce new and enhanced products and services; and

      o Leverage strong local presence to enhance customer and community relations.

      To support our business strategy, we have developed a financial strategy to pursue value-enhancing transactions in nearby or adjacent geographies.

      Our marketing strategy is to offer our customers a suite of services on a bundled basis. By bundling our products and services, we provide our customers with an increased choice of services at a reduced cost, which we believe will result in higher customer satisfaction, increased use of our services and greater customer retention. We began offering new and enhanced products and services, such as interactive digital video and high-speed data access, during 1999 and intend to offer telecommunication services under the AT&T brand name by the end of 2000.

      We believe that the highly clustered nature of our systems will enable us to more efficiently invest our marketing dollars and maximize our ability to enhance customer awareness, increase use of our products and services and build brand support. Our emphasis is on system reliability, engineering support and superior customer satisfaction. In addition to our broad product offerings, we also emphasize a high level of locally-focused content and customer service.

      To facilitate the deployment of our enhanced products and services, we are in the process of rebuilding almost all of our network to allow us to deliver more information and entertainment services through our cable systems and to provide for two-way communications capability, including telecommunication services. We have rebuilt approximately 56% of our network miles as of December 31, 1999, and intend to have substantially all of our network rebuilt by the end of 2000. We expect to complete our network rebuild in 2000 with a total investment of approximately $166.8 million.

                               Recent Developments

Agreement in Principle with AT&T

      On March 15, 2000, our manager reached an agreement in principle with AT&T Corp. for the delivery of telephone service utilizing our cable television systems under the "AT&T" brand name. The terms of the agreement in principle provide that we will market, service and bill for local telephone service. AT&T would be required to install and maintain the necessary switching equipment, and would be the local exchange carrier of record. AT&T would pay us a fee for the use of the local telephone lines, and will also compensate us for installation and maintenance services at customers' residences. In addition, AT&T would pay us commissions for sales we make to our customers. We expect to sell the AT&T-branded local telephone service separately and as part of bundled offerings, which would also include the sale of AT&T long-distance telephone services. The agreement in principle is subject to the negotiation and execution of definitive agreements.

Greenwood Letter of Intent

      On March 21, 2000, we entered into a letter of intent with Cable One, Inc., a subsidiary of The Washington Post Company, for the acquisition of a cable television system serving approximately 16,000 customers in Greenwood, Indiana as of December 31, 1999. Due to its geographic proximity, we intend to integrate the Greenwood system with our Central District in Indiana. Our acquisition of the Greenwood system would occur upon completion of a proposed trade of systems between Cable One and AT&T Broadband, LLC. The transaction is subject to the negotiation and execution of definitive agreements.

Expansion of Insight Midwest

      On March 23, 2000, Insight Communications entered into a letter of intent with AT&T Broadband to contribute to us additional cable television systems serving approximately 537,000 customers, nearly doubling our customer base. Through a series of transactions, Insight Communications will contribute to us its interests in systems serving approximately 187,000 customers, and AT&T Broadband will contribute systems serving approximately 350,000 customers. Initially, Insight Communications would exchange its Claremont, California system for a system in Freeport, Illinois, subject to completion by AT&T Broadband of its proposed acquisition of MediaOne. The Freeport system would be integrated into Insight Communication's Rockford, Illinois system, creating a cluster of approximately 75,000 customers in the northern part of the state. Insight Communications would also purchase from AT&T Broadband systems serving approximately 100,000 customers in North Central Illinois. Concurrently with this purchase, Insight Communications would contribute to us all of its systems not already owned by us, including its newly purchased Illinois systems, its expanded Rockford, Illinois cluster, its interest in its Columbus, Ohio system and its Griffin, Georgia system, as well as its systems in Indiana not already owned by us. At the same time, AT&T Broadband would contribute to us systems located in Central and North Central Illinois serving approximately 250,000 customers. As a result, we would increase our customer base of approximately 748,800 as of December 31, 1999 to approximately 1.3 million. AT&T Broadband would also receive an amount of cash from Insight Communications. Upon completion of the transactions, we would remain equally owned by Insight Communications and AT&T Broadband, and Insight Communications would continue to serve as general partner and manage and operate our systems. The transactions are subject to the negotiation and execution of definitive agreements.

                           Principal Executive Offices

      Our principal executive offices are located at 126 East 56th Street, New York, New York 10022. Our telephone number is (212) 371-2266.

                                Initial Offering

      The initial notes were originally issued by us on October 1, 1999, in a private offering, in connection with the acquisition of the Kentucky systems and the formation of Insight Midwest (the "Transactions"). We are parties to a registration rights agreement with the initial purchasers pursuant to which we agreed, among other things, to file a registration statement with respect to the exchange notes on or before March 29, 2000, to use our reasonable best efforts to have the registration statement declared effective by October 2, 2000, and complete this exchange offer by November 13, 2000. We must pay liquidated damages to the holders of the initial notes if we do not meet those deadlines.

                               Ownership Structure

                          [OWNERSHIP STRUCTURE CHART]

                            Summary of Exchange Offer

      We are offering to exchange $200.0 million aggregate principal amount of our exchange notes for $200.0 million aggregate principal amount of our initial notes. To exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date.......................... The exchange offer will expire at 5:00
                                          p.m., New York City time on ________,
                                          2000, unless we extend it.

Registration Rights Agreement............ You have the right to exchange the initial notes that you hold for
                                          exchange notes with substantially
                                          identical terms. This exchange offer
                                          is intended to satisfy these rights.
                                          Once the exchange offer is complete,
                                          you will no longer be entitled to any
                                          exchange or registration rights with
                                          respect to your notes.

Accrued Interest on the Exchange
Notes and Initial Notes.................. The exchange notes will bear interest from their issuance date. Holders of
                                          initial notes which are accepted for
                                          exchange will receive, in cash,
                                          accrued interest on the initial notes
                                          to, but not including, the issuance
                                          date of the exchange notes. Such
                                          interest will be paid with the first
                                          interest payment on the exchange
                                          notes.

Conditions to the Exchange Offer......... The exchange offer is subject to customary conditions, which we may
                                          waive. You should read the discussion
                                          under "Exchange Offer - Conditions to
                                          the Exchange Offer" for more
                                          information regarding conditions of
                                          the exchange offer.

Procedures for Tendering Initial Notes... If you are a holder of initial notes and wish to accept the exchange offer,
                                          you must either:

                                          o complete, sign and date the
                                            accompanying Letter of Transmittal,
                                            or a facsimile of the Letter of
                                            Transmittal; or

                                          o arrange for The Depository Trust
                                            Company to transmit required
                                            information to the exchange agent in
                                            connection with a book-entry
                                            transfer.

                                          You must mail or otherwise deliver
                                          such documentation together with the
                                          initial notes to the exchange agent at
                                          the address set forth in this
                                          prospectus under "The Exchange Offer -
                                          Exchange Agent."

Representation Upon Tender............... By tendering your initial notes in this manner, you will be representing,
                                          among other things, that:

                                          o the exchange notes you acquire in
                                            the exchange offer are being
                                            acquired in the ordinary course of
                                            your business;

                                          o you are not participating, do not
                                            intend to participate, and have no
                                            arrangement or understanding with
                                            any person to participate, in the
                                            distribution of the exchange notes
                                            issued to you in the exchange offer;
                                            and

                                          o you are not a party related to us.

Procedures for Beneficial Owners......... If you are the beneficial owner of initial notes registered in the name
                                          of a broker, dealer or other nominee
                                          and you wish to tender your notes, you
                                          should contact the person in whose
                                          name your notes are registered and
                                          promptly instruct the person to tender
                                          on your behalf.

Material Federal Tax Consequences........ It is our counsel's opinion that the exchange of initial notes for exchange
                                          notes will not result in any gain or
                                          loss to you for federal income tax
                                          purposes. Your holding period for the
                                          exchange notes will include the
                                          holding period for the initial notes
                                          and your adjusted tax basis of the
                                          exchange notes will be the same as
                                          your adjusted tax basis of the initial
                                          notes at the time of the exchange. For
                                          additional information, you should
                                          read the discussion under "Material
                                          Federal Tax Considerations."

Failure to Exchange Will Affect
You Adversely............................ Initial notes that are not tendered, or that are tendered but not accepted,
                                          will be subject to the existing
                                          transfer restrictions on the initial
                                          notes after the exchange offer. We
                                          will have no further obligation to
                                          register the initial notes under the
                                          Securities Act of 1933. If you do not
                                          participate in the exchange offer, the
                                          liquidity of your notes could be
                                          adversely affected.

Guaranteed Delivery Procedures........... If you wish to tender your initial notes and time will not permit your
                                          required documents to reach the
                                          exchange agent by the expiration date,
                                          or the procedure for book-entry
                                          transfer cannot be completed on time,
                                          you may tender your notes according to
                                          the guaranteed delivery procedures.
                                          For additional information, you should
                                          read the discussion under "Exchange
                                          Offer - Guaranteed Delivery
                                          Procedure."

Acceptance of Initial Notes;
Delivery of Exchange Notes............... Subject to customary conditions, we will accept initial notes which are
                                          properly tendered in the exchange
                                          offer and not withdrawn, before 5:00
                                          p.m., New York City time, on the
                                          expiration date of the exchange offer.
                                          The exchange notes will be delivered
                                          as promptly as practicable following
                                          the expiration date.

Use of Proceeds.......................... We will not receive any proceeds from the exchange offer.

Exchange Agent........................... Harris Trust Company of New York is
                                          the exchange agent for the exchange
                                          offer.

                     Summary of Terms of the Exchange Notes

      The exchange notes are substantially identical to the initial notes, with limited exceptions. The exchange notes will evidence the same debt as the initial notes. The exchange notes are subject to the same indenture as the initial notes. For additional information, you should read the discussion under "Description of Notes."

Issuers ................................. Insight Midwest, L.P. and Insight
                                          Capital, Inc.

Notes Offered............................ $200.0 million in aggregate principal amount of 9 3/4% Senior Notes due
                                          2009.

Maturity Date............................ October 1, 2009.

Interest Rate and Payment Dates.......... Interest on the exchange notes will accrue at the rate of 9 3/4% per
                                          annum, payable semiannually in cash in
                                          arrears on April 1 and October 1 of
                                          each year.

Optional Redemption...................... On or after October 1, 2004, we may redeem some or all of the exchange
                                          notes at any time at the redemption
                                          prices described in the section
                                          "Description of Notes" under the
                                          heading "Optional Redemption."

                                          Prior to October 1, 2002, we may
                                          redeem up to 35% of the exchange notes
                                          with the proceeds of certain offerings
                                          of our equity at the price listed in
                                          the section "Description of Notes"
                                          under the heading "Optional
                                          Redemption."

Mandatory Repurchase Offer............... If we sell certain assets or we experience specific kinds of changes
                                          of control, we must offer to
                                          repurchase the exchange notes at the
                                          prices listed in the section
                                          "Description of Notes" under the
                                          heading "Repurchase at the Option of
                                          Holders." See "Risk Factors-We may not
                                          be able to finance a change of control
                                          offer required by the indenture."

Ranking.................................. The exchange notes constitute senior debt. They will:

                                          o effectively rank behind all existing
                                            and future indebtedness and other
                                            liabilities of our subsidiaries;

                                          o rank equally with all of our future
                                            unsubordinated, unsecured debt that
                                            does not expressly provide that it
                                            is subordinated to the exchange
                                            notes; and

                                          o rank ahead of all our future debts
                                            that expressly provide that they are
                                            subordinated to the exchange notes.

                                          As of December 31, 1999, the initial
                                          notes were effectively subordinated to
                                          approximately $1.1 billion of debt and
                                          other liabilities.

Basic Covenants.......................... We will issue the exchange notes under an indenture with Harris Trust Company
                                          of New York, as trustee. The indenture
                                          contains certain covenants that limit,
                                          among other things, our ability and
                                          the ability of our subsidiaries to:

                                          o incur additional debt;

                                          o pay dividends on our capital stock
                                            or repurchase our capital stock;

                                          o make investments;

                                          o use assets as security in other
                                            transactions; and

                                          o sell certain assets or merge with or
                                            into other companies.

                                          For more details, see the section
                                          "Description of Notes" under the
                                          heading "Certain Covenants."

               SUMMARY PRO FORMA COMBINED FINANCIAL AND OTHER DATA

      The following tables set forth summary pro forma combined financial and other data of the Indiana and Kentucky systems which are systems in which we have a significant economic interest. Such data have been adjusted to illustrate the estimated effects of the following transactions as if they had occurred on January 1, 1999:

      o     the acquisition by Insight Midwest of the Kentucky systems;

      o     our receipt of the net proceeds from the sale of the initial notes;
            and

      o the application of the net proceeds from the sale of the initial notes to repay the subordinated term loans of Insight Kentucky.

      The summary pro forma combined financial and other data do not necessarily show what our financial position or results of operations would have been had the above transactions been completed on the dates indicated or to project our results of operations for any future date.

      When you read this summary pro forma combined financial and other data, it is important that you read along with it:

      o     the pro forma financial statements;

      o     the historical financial statements of Insight Midwest; and

      o the historical financial statements of InterMedia Capital Partners VI, L.P, now known as Insight Kentucky, which were the Kentucky systems prior to September 30, 1999.

      All of these financial statements are included elsewhere in this prospectus.

      Our operations consist of our:

      o Indiana systems, which are the cable television systems of Insight Indiana and which are wholly owned and operated by us; and

      o Kentucky systems, which are the cable television systems of Insight Kentucky and which are wholly owned and operated by us.

                 SUMMARY PRO FORMA AND HISTORICAL FINANCIAL DATA

                                                                              For the Year Ended December 31, 1999
                                                              --------------------------------------------------------------------

                                                               Insight            Kentucky
                                                              Midwest(1)          Systems(2)        Adjustments(3)        Total(4)
                                                              ---------           ---------         --------------       ---------

                                                                        (dollars in thousands, except per customer data)
                                                                        ------------------------------------------------

Financial Data:
   Revenues .........................................         $ 201,286           $ 159,197           $      --          $ 360,483
   Programming and other operating
       costs ........................................            59,587              51,924                  --            111,511
   Selling, general and
       administrative ...............................            44,199              41,162                 130             85,491
   Depreciation and amortization ....................           109,110              91,707               5,513            206,330
                                                              ---------           ---------           ---------          ---------

   Operating loss ...................................           (11,610)            (25,596)             (5,643)           (42,849)
   Loss from continuing
       operations ...................................           (62,677)            (53,301)            (26,458)          (142,436)
   EBITDA (5) .......................................            97,333              80,385             (15,927)           161,791
   Adjusted EBITDA (6) ..............................           103,432              67,626               3,131            174,189
   Adjusted EBITDA margin (7) .......................              51.4%               42.5%                 --               48.3%
   Net cash provided by operating
       activities ...................................         $ 102,918           $  19,541           $  (5,013)         $ 117,446
   Net cash (used in) investing
       activities ...................................          (110,441)            (46,773)                 --           (157,214)
   Net cash  provided by
       financing activities .........................            21,627              25,073                  --             46,700
   Average monthly revenue
       per customer (8) .............................             39.08               41.85                  --              40.12
   Ratio of earnings to fixed
       charges (9) ..................................                --                  --                  --                 --

                                                         As of December 31, 1999
                                                         -----------------------

Balance Sheet Data:
   Cash and cash equivalents .............................      $   35,996
   Fixed assets, net .....................................         596,246
   Total assets ..........................................       1,706,599
   Total debt ............................................       1,232,000
   Partners' equity ......................................         368,547

                      SUMMARY TECHNICAL AND OPERATING DATA
                             as of December 31, 1999

                                                                                 Indiana              Kentucky              Total
                                                                                 Systems              Systems              Systems
                                                                                 -------              -------              -------

Technical Data:
   Network miles .................................................                6,705                 8,843                15,548
   Number of headends ............................................                   36                    20                    56
   Number of headends expected
       as of December 31, 2000 (10) ..............................                    8                     4                    12
   Number of headends serving 95% of our
       customers expected as of December
       31, 2000 (10) .............................................                    3                     4                     7

Operating Data:
   Homes passed (11) .............................................              494,861               668,474             1,163,335
   Basic customers (12) ..........................................              322,521               426,312               748,833
   Basic penetration (13) ........................................                 65.2%                 63.8%                 64.4%
   Digital customers (14) ........................................               18,676                20,743                39,419
   Premium units (15) ............................................              224,340               329,857               554,197
   Premium penetration (16) ......................................                 69.6%                 77.4%                 74.0%

(1) The financial data of Insight Midwest represents the combination of the results of Insight Indiana from January 1, 1999 through December 31, 1999 and Insight Kentucky from October 1, 1999 (date of inception) through December 31, 1999.

(2) The financial data of the Kentucky systems represents the results of InterMedia Capital Partners VI, L.P. from January 1, 1999 through September 30, 1999.

(3)   Represents the following:

      o the elimination of home office expenses of InterMedia Capital Partners VI, L.P. and the recording of management fees of 3% of gross revenues.

      o the additional depreciation and amortization related to step-up in value of the assets of Insight Kentucky for nine months which have been valued based on the purchase price and preliminarily allocated between fixed and intangible assets based on management's evaluation of each individual operating system including such factors as the age of the cable plant, the progress of rebuilds and franchise relations. This resulted in a step-up in the carrying values of fixed assets of approximately $160.3 million and intangible assets of approximately $272.1 million. Fixed assets are being depreciated over their estimated useful lives and intangible assets are amortized over 15 years.

      o the elimination of amortization of deferred financing costs from the retirement of the subordinated term loans of Insight Kentucky and the recording of amortization of the estimated financing costs for the notes.

      o the net increase in interest expense related to the retirement of approximately $178.0 million of the subordinated term loans of Insight Kentucky and the issuance of the notes.

      See "Pro Forma Financial Statements."

(4) Represents the combined results of operations of the Insight Midwest and the Kentucky systems.

(5) Represents earnings (loss) before interest, taxes, depreciation and amortization. Our management believes that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBITDA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies. See our financial statements, including the statements of cash flows, which are included elsewhere in this prospectus.

(6) Represents EBITDA prior to management and consulting fees and excluding any non-cash items such as gain or losses on sales or exchanges of assets and other non-recurring income and expense items.

      The following table sets forth a reconciliation of EBITDA to Adjusted
EBITDA:

                                                                                For the Year Ended December 31, 1999
                                                                --------------------------------------------------------------------

                                                                 Insight            Kentucky
                                                                 Midwest            Systems            Adjustments           Total
                                                                 --------           ---------          ----------           --------
                                                                                           (in thousands)
EBITDA ...............................................           $ 97,333           $ 80,385            $(15,927)           $161,791
Other (income) expense ...............................                142              1,548                  --               1,690
Loss (gain) on cable system exchange .................                 25            (15,822)             15,797                  --
Management fees ......................................              5,932              1,515               3,261              10,708
                                                                 --------           --------            --------            --------

Adjusted EBITDA ......................................           $103,432           $ 67,626            $  3,131            $174,189
                                                                 ========           ========            ========            ========

(7)   Represents Adjusted EBITDA as a percentage of revenues.

(8)   Represents average monthly revenue per average customer.

(9) For purposes of this calculation, "earnings" are defined as earnings before fixed charges. Fixed charges consist of interest expense, amortization of deferred financing and the portion of rent expense under operating leases considered interest. For the year ended December 31, 1999, pro forma earnings before fixed charges were insufficient to cover fixed charges for Insight Midwest and the Kentucky systems by $62.7 million and $53.3 million and on a pro forma combined basis by $142.4 million.

(10) Represents an estimate based on our current rebuild program scheduled to be completed by the end of 2000.

(11) Homes passed are the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

(12) Basic customers are customers of a cable television system who receive a package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services, other than premium services, and who are usually charged a flat monthly rate for a number of channels.

(13) Basic penetration means basic customers as a percentage of total number of homes passed.

(14)  Customers with a digital converter box.

(15) Premium units mean the number of subscriptions to premium services, which are paid for on an individual basis.

(16) Premium penetration means premium service units as a percentage of the total number of basic customers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.

                                  RISK FACTORS

      You should carefully consider the risk factors set forth below, as well as the other information in this prospectus, before tendering in initial notes in exchange for exchange notes.

Your failure to participate in the exchange offer will have adverse consequences

      Holders of initial notes who do not exchange their initial notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the initial notes as a consequence of the issuance of the initial notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, initial notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will register the initial notes under the Securities Act.

Because of the lack of a public market for the exchange notes, you may not be able to sell your exchange notes at all or at an attractive price

      The exchange notes are a new issue of securities with no existing trading market. We do not intend to have the exchange notes listed on a national securities exchange, although we expect that they will be eligible for trading on the PORTAL system. In addition, while several financial companies have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so, and may discontinue market making at any time without notice. Accordingly, we cannot assure you as to the liquidity of the market for the exchange notes or the prices at which you may be able to sell the exchange notes.

Risks of investing in the exchange notes

      We have substantial debt and have significant interest payment requirements

      We have a substantial amount of debt. As of December 31, 1999, our outstanding consolidated indebtedness was $1.2 billion and our consolidated interest expense was $50.9 million for the year ended December 31, 1999. Assuming that the Transactions occurred on January 1, 1999, our consolidated interest expense would have been $97.9 million and our earnings would have been inadequate to cover our fixed charges by $142.4 for the year ended December 31, 1999. Subject to restrictions in the Indiana and Kentucky credit facilities and the indenture, we may incur significant amounts of additional debt for working capital, capital expenditures, acquisitions and other purposes.

      Our high level of combined debt could have important consequences for you, including the following:

      o We may have difficulty borrowing money for working capital, capital expenditures, acquisitions or other purposes;

      o We will need to use a large portion of our revenues to pay principal and interest on borrowings under the Indiana and Kentucky credit facilities and the exchange notes, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;

      o Some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates;

      o We are more vulnerable to economic downturns and adverse developments in our business;

      o We are less flexible in responding to changing business and economic conditions, including increased competition and demand for new products and services; and

      o     We may not be able to implement our business strategy.

      The exchange notes are obligations of a holding company which has no operations and depends on its subsidiaries for cash

      As a holding company, we will not hold any assets other than our investments in and our advances to our operating subsidiaries. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Our only source of the cash we need to pay current interest on the exchange notes and our other obligations and to repay the principal amount of these obligations, including the exchange notes, is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us.

      Our subsidiaries' ability to make payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. Our subsidiaries must make payments to Insight Communications under their management agreements and some of their programming contracts. The Kentucky and Indiana credit facilities permit Insight Kentucky and Insight Indiana to distribute cash to us to pay interest on the exchange notes, but only so long as there is no default under the credit facility. If there is a default under the Kentucky or Indiana credit facilities, we would not have any cash to pay interest on our obligations, including the exchange notes.

      The exchange notes will be effectively subordinated to our subsidiaries' debt

      Our subsidiaries will not guarantee the exchange notes. Therefore, the exchange notes will be effectively subordinated to all of our subsidiaries' liabilities. Our subsidiaries' lenders will have the right to be paid before you from any cash received or held by our subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment of its liabilities, the subsidiary may not have assets remaining to make payments to us. As of December 31, 1999, all of our outstanding indebtedness, other than the notes, was incurred by our subsidiaries and totaled approximately $1.0 billion, all of which is senior in right of payment to the exchange notes. Additionally, the indenture permits our subsidiaries to incur additional indebtedness, including secured indebtedness, under certain circumstances.

      We and our subsidiaries may still be able to incur substantially more debt which could exacerbate the risks described above

      We and our subsidiaries may be able to incur substantial additional debt in the future. If we or our subsidiaries do so, the risks described above could intensify. The indenture does not fully prohibit us or our subsidiaries from doing so. As of December 31, 1999, we had approximately $79.4 million available for additional borrowings under the Indiana and Kentucky credit facilities. We expect to continue to borrow under these facilities.

      We may not be able to generate enough cash to service our debt

      Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flows from operations or future distributions will be available to us in amounts sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

      We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

      Our subsidiaries' credit facilities impose significant restrictions

      Our subsidiaries' credit facilities contain covenants that restrict our subsidiaries' ability to:

      o     distribute funds or pay dividends to us;

      o     incur additional indebtedness or issue additional equity;

      o     create liens;

      o     repurchase or redeem equity interests and indebtedness;

      o     pledge or sell assets or merge with another entity; and

      o     make certain capital expenditures, investments or acquisitions.

      Our subsidiaries' ability to comply with these provisions may be affected by events beyond our control. If they were to breach of any of these covenants, they would be in default under the credit facilities and they would be prohibited from making distributions to us. Also, lenders could elect to declare all amounts borrowed under the credit facilities, together with accrued interest and other fees, to be due and payable. If that occurred, our obligations under the exchange notes could also become payable immediately. Under such circumstances, we may not be able to repay such amounts or the exchange notes.

      We may not be able to finance a change of control offer required by the indenture

      Upon a change of control over us, the indenture requires us to offer to purchase all of the exchange notes then outstanding at 101% of their principal amount, plus accrued interest to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to purchase the outstanding exchange notes. In fact, we expect that we would require third-party financing, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all.

      Our subsidiaries' credit facilities restrict our ability to repurchase the exchange notes, even when we are required to do so by the indenture in connection with a change of control. A change of control could therefore result in a default under such credit facilities and could cause the acceleration of other debt of our subsidiaries. The inability to repay such debt, if accelerated and to purchase all of the tendered exchange notes, would constitute an event of default under the indenture.

      Bankruptcy or fraudulent conveyance law may interfere with the payment of the exchange notes

      The incurrence of debt by us, such as the notes, may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of us. Under these laws, under certain circumstances a court could avoid or subordinate the amounts owing under the exchange notes to presently existing and future debt of us and take other actions detrimental to you. While we believe that the circumstances under which the exchange notes could be avoided or further subordinated are not present, we cannot assure you that a court passing on the same question would reach the same conclusion.

Risks of our business

      We have a history of net losses, and may not be profitable in the future

      We have a history of net losses and expect to incur additional net losses in the future. Insight Midwest reported a net loss of $62.7 million for the year ended December 31, 1999. On a pro forma basis, had the Transactions occurred on January 1, 1999, we would have reported a net loss of $142.4 million for the year ended December 31, 1999.

      We have and will continue to have a substantial amount of interest expense in respect of debt incurred and depreciation and amortization expenses relating to acquisitions of cable systems as well as expansion and rebuild programs. Such expenses have contributed to the net losses we experienced. We expect that we will continue to incur such non-operating expenses at increased levels as a result of our network rebuild program and recent acquisitions, which expenses will result in continued net losses.

      We have a limited history of operating our current cable television systems and these systems may not generate sales at or exceeding historical levels

      None of our existing customers having been served by us for greater than eighteen months and we are still in the process of integrating our new systems. The historical financial information of the Indiana systems and the Kentucky systems may not fully indicate our future operating results. This makes it difficult for you to completely evaluate our performance.

      Our programming costs are substantial and they may increase, which could result in a decrease in profitability if we are unable to pass that increase on to our customers

      In recent years the cable industry has experienced a rapid escalation in the cost of programming, and sports programming in particular. For 1997, 1998 and 1999, programming costs for our top 20 cable programming channels, excluding premium channels, as ranked by Nielsen Media Research, increased significantly. Our cable programming services are dependent upon our ability to procure programming that is attractive to our customers at reasonable rates. Programming costs may continue to escalate and we may not be able to pass programming cost increases on to our customers. Our financial condition and results of operations could be negatively affected by further increases in programming costs. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 43.9% of the total operating expenses for the Indiana systems and approximately 40.7% of the total operating expenses for the Kentucky systems for the year ended December 31, 1999.

      We could lose our current access to favorable programming service rates and experience increases in programming costs as a result

      Because of our relationship with AT&T Broadband, we have the right to purchase programming services for our systems at AT&T Broadband's costs plus a small administrative surcharge. We believe AT&T Broadband's costs for programming services is lower than the cost to us if we purchased such programming services independently. If affiliates of AT&T Broadband were not to continue as significant owners and we were unable to enter into a similar arrangement, we believe our programming costs would increase. Losing access to programming services at such favorable rates could have a material adverse effect on our financial condition and results of operations.

      If we are unable to successfully integrate our newly acquired cable systems our business could be adversely affected

      The integration of new cable systems by us will place significant demands on our management and our operational, financial and marketing resources. We expect to continue to acquire and enter into swaps and joint ventures with respect to cable systems. Our current operating and financial systems and controls may not be adequate. Any steps taken to improve these systems and controls may not be sufficient to successfully integrate and manage new cable systems in a timely manner, causing our business, financial condition and results of operations could suffer materially.

      As we introduce new and enhanced products and services, a failure to predict and react to consumer demand or successfully integrate new technology could adversely affect our business

      The cable television industry is in the early stages of introducing new and enhanced products and services utilizing new technology. Our inability to effectively introduce, market and sell new and enhanced products and services or to anticipate consumer demand for such products and services could have a material adverse effect on our business, results of operations, prospects and financial condition.

      If our manager were to lose members of its senior management and could not find appropriate replacements in a timely manner, our business could be adversely affected

      If any member of our manager's senior management team ceases to participate in our business and operations, our profitability could suffer. Our success is substantially dependent upon the retention of, and the continued performance by, our manager's senior management, including Sidney Knafel, Chairman of the Board of Directors, Michael Willner, President and Chief Executive Officer, and Kim Kelly, Executive Vice President and Chief Operating and Financial Officer. Our manager does not have an employment agreement with any member of its senior management team.

      Our manager continually needs to hire, integrate and retain personnel for customer relations and field operations positions which require a higher level of technical expertise and the ability to communicate technical concepts to our customers. There is no guarantee that our manager will be able to recruit or retain these skilled workers. Failure to do so could impair our ability to operate efficiently and maintain our reputation for high quality service and our ability to retain current customers and attract new customers, which could cause our financial performance to decline.

      Our equity holders own and operate other cable operations and may not be able to devote full time to our operations

      Affiliates of AT&T Broadband and Insight Communications each own 50% of our outstanding equity interests and Insight Communications manages our operations. Under Insight Midwest's partnership agreement, each of the affiliates of AT&T Broadband and our manager must approve certain specified transactions involving Insight Midwest and its subsidiaries, including significant acquisitions and dispositions. Accordingly, each of AT&T Broadband and our manager have the ability to veto fundamental transactions, including approval of merger transactions involving us and sales of all or substantially all of our assets. AT&T Broadband and our manager each own and operate other significant cable operations and may acquire additional cable operations in the future. There can be no assurance that the interests of our equity holders will not conflict with the interests of the holders of the exchange notes.

      Our manager and its officers and employees devote a certain amount of time to managing systems not owned by us. As a result, our manager and such persons have less time to devote to managing our systems, which could impair our results of operations. Moreover, allocating our manager's time and other resources could give rise to conflicts of interest and could adversely affect our operating performance.

      Our franchises are subject to non-renewal or termination, which could cause us to lose our right to operate some of our systems

      We operate under non-exclusive franchises granted by local authorities that are subject to renewal, renegotiation and termination from time to time. Our cable systems are dependent upon the retention and renewal of their respective local franchises. We may not be able to retain or renew our franchises and any renewals may not be on terms favorable to us. The non-renewal or termination of franchises with respect to a significant portion of any of our cable systems could have a material adverse effect on our business.

      Our franchises are non-exclusive and local franchising authorities may grant competing franchises in our markets

      Our cable systems are operated under non-exclusive franchises granted by local franchising authorities. As a result, competing operators of cable systems and other potential competitors, such as municipal utility providers, may be granted franchises and may build cable systems in markets where we hold franchises. Any such competition could adversely affect our business.

      System failures or miscalculations attributable to the Year 2000 issue could disrupt our operations

      The Year 2000 issue is the result of computer programs only being able to use two digits rather than four to define a given year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. We believe that we have adequately addressed the Year 2000 issue, having experienced no failure or disruptions in our internal operating systems to our products and services or in those of our third party vendors or suppliers either on or after January 1, 2000 to the date of this prospectus. However, it is possible that future failure or disruptions stemming from Year 2000 issues may yet result in our inability to process transactions, send invoices, accept customer order or timely provide customers with products and services.

      This prospectus includes forward-looking statements that may not be accurate indicators of our future performance

      Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

      o     discuss our future expectations;

      o contain projections of our future results of operations or of our financial condition; or

      o     state other "forward-looking" information.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in the notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

Risks of our industry

      The competition we face from other cable networks and alternative service providers may cause us to lose market share

      The impact from competition, particularly from direct broadcast satellite television systems and companies that overbuild in our market areas, has resulted in a decrease in customer growth rates. The industry growth rate for basic customers for the year ended June 1999 was 1.9% as compared to 2.3% for the year ended June 1997 while satellite penetration as of June 1999 averaged 8.0% nationwide, up from 1.5% in June 1997. This in turn has negatively impacted our financial performance. Increased competition may continue to impact our financial performance. Many of our potential competitors have substantially greater resources than us, and we cannot predict the market share our competitors will eventually achieve, nor can we predict their ability to develop products which will compete with our planned new and enhanced products and services such as high-speed data access and video-on-demand.

      Competition in geographic areas where a secondary franchise is obtained and a cable network is constructed under the terms of the franchise is called "overbuilding." For example, a joint venture which is a related party of Southern Indiana Gas and Electric Co. is overbuilding a portion of our Evansville, Indiana system. We cannot predict whether competition from these or future competitors will have a material adverse effect on us and our business and operations.

      We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

      The U.S. Congress and the Federal Communications Commission have been asked to require cable operators to provide access over their cable systems to other Internet service providers. If we are required to provide open access, it could prohibit us from entering into or limit our existing agreements with Internet service providers, adversely impact our anticipated revenues from high-speed Internet access services and complicate marketing and technical issues associated with the introduction of these services. To date, the U.S. Congress and the Federal Communications Commission have declined to impose these requirements. This same open access issue is also being considered by some local franchising authorities and several courts. Franchise renewals and transfers could become more difficult depending upon the outcome of this issue.

      Our business has been and continues to be subject to extensive governmental legislation and regulation, and changes in this legislation and regulation could increase our costs of compliance and reduce the profitability of our business

      The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The rules and regulations governing our business have at times had a material adverse effect on our business. In addition, operating in a regulated industry increases the cost of doing business generally. We may also become subject to additional regulatory burdens and related increased costs. As we continue to offer telecommunication services, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain such licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon such licenses and authorizations that may not be favorable to us. Future changes in legislation or regulations could have an adverse impact on us and our business operations.

                                 USE OF PROCEEDS

      The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

      We received net proceeds of approximately $194.0 million from the private offering of the initial notes. We used approximately $178.0 million of the net proceeds to repay the subordinated term loans of Insight Kentucky and we used the remainder for general corporate purposes. The interest rates of the term loans are based, at Insight Kentucky's option, on an alternative base rate or on a Eurodollar rate plus an additional margin. The weighted average interest rate of the term loans at the time of repayment was 7.2%. Funds provided by these subordinated term loans during the 12 months prior to repayment were used to rebuild the existing Kentucky systems and for general corporate purposes of the Kentucky systems.

                         PRO FORMA FINANCIAL STATEMENTS

      The following table sets forth selected pro forma financial information and other data of the Indiana and Kentucky systems which have been adjusted to illustrate the estimated effects of the following transactions as if they had occurred on January 1, 1999:

      o     the acquisition by Insight Midwest of the Kentucky systems;

      o our receipt of approximately $194.0 million, the net proceeds from the sale of our 9 3/4% senior notes on October 1, 1999, which are the initial notes referred to in this prospectus; and

      o the application of the net proceeds from the sale of the initial notes to repay the subordinated term loans of Insight Kentucky.

      The pro forma statement of operations does not purport to be indicative of what our results of operations would actually have been had the above transactions been completed on the dates indicated or to project our results of operations for any future date. When you read the pro forma statement of operations, it is important that you read along with it our combined historical financial statements and related notes, and the historical financial statements and related notes of:

      o the TCI Insight Systems, which are the systems contributed to Insight Indiana by affiliates of AT&T Broadband

      o     TCI IPVI Systems, which are the Kentucky systems prior to April 30,
            1998

      o InterMedia Capital Partners VI, L.P., which are the Kentucky systems from April 30, 1998 to September 30, 1999 which are included elsewhere in this prospectus.

      The data included in the pro forma statement of operations for the year ended December 31, 1999 under the column heading "Insight Midwest" represents the combination of the results of Insight Indiana from January 1, 1999 through December 31, 1999 and Insight Kentucky from October 1, 1999 through December 31, 1999. The data included in the pro forma statement of operations for the year ended December 31, 1999 under the column heading "Kentucky Systems" represents the operating results of InterMedia Captial Partners VI, L.P. from January 1, 1999 through September 30, 1999.

                              INSIGHT MIDWEST, L.P.
                        PRO FORMA STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1999
                                 (in thousands)

                                                                                  For the Year Ended December 31, 1999
                                                              ---------------------------------------------------------------------

                                                               Insight             Kentucky
                                                               Midwest             Systems          Adjustments             Total
                                                              ---------            ---------        -----------           ---------

Revenues .............................................        $ 201,286            $ 159,197                --            $ 360,483
Costs and expenses:
 Programming and other operating
     costs ...........................................           59,587               51,924                --              111,511
 Selling, general and
     administrative ..................................           44,199               41,162            (3,131)(A)           85,491
                                                                                                         3,261(A)

 Depreciation and amortization .......................          109,110               91,707             5,513(B)           206,330
                                                              ---------            ---------         ---------            ---------

Operating loss .......................................          (11,610)             (25,596)           (5,643)             (42,849)
Other income (expenses):
 Gain (loss) on Cable System Exchange ................              (25)              15,822           (15,797)(C)               --
 Interest expense ....................................          (50,900)             (41,979)             (424)(D)          (97,897)
                                                                                                        (4,594)(E)
 Other expense .......................................             (142)              (1,548)               --               (1,690)
                                                              ---------            ---------         ---------            ---------

Loss before income taxes .............................          (62,677)             (53,301)          (26,458)            (142,436)
Income taxes .........................................               --                   --                --                   --
                                                              ---------            ---------         ---------            ---------

Loss from continuing
operations ...........................................        $ (62,677)           $ (53,301)        $ (26,458)           $(142,436)
                                                              =========            =========         =========            =========

Notes to Pro Forma Statement of Operations for the Year Ended December 31, 1999

(A) Eliminates Home office expenses of $3.1 million from Kentucky Systems and the recording of incremental management fees in the amount of $3.3 million.

(B) Reflects additional deprecation and amortization related to step-up in value of the assets of Insight Kentucky for nine months which have been valued based on the purchase price and preliminarily allocated between fixed and intangible assets based on management's evaluation of each individual operating system including such factors as the age of the cable plant, the progress of rebuilds and franchise relations. This resulted in a step-up in the carrying values of fixed assets of approximately $160.3 million and intangible assets of approximately $272.1 million. Fixed assets are being depreciated over their estimated useful lives and intangible assets are amortized over 15 years.

(C)   Eliminates gains and losses from cable system exchanges.

(D) Includes the elimination of amortization of deferred financing costs from the retirement of the subordinated term loans of Insight Kentucky and the recording of amortization of the estimated financing costs for the notes.

(E) Reflects the net increase in interest expense related to the retirement of approximately $178.0 million of the subordinated term loans of Insight Kentucky and the issuance of the notes.

                   SELECTED HISTORICAL AND PRO FORMA FINANCIAL
                     AND OTHER DATA OF INSIGHT MIDWEST, L.P.

      In the table below, we provide you with selected historical and pro forma financial information and other operating data of Insight Midwest, L.P. as if the Transactions had occurred on January 1, 1999. We have prepared the pro forma selected financial information using the pro forma financial statements on pages 23 to 25 of this prospectus for the year ended December 31, 1999. The pro forma financial and other data does not purport to be indicative of what our results of operations would have been had the Transactions been completed at the beginning of the period indicated. When you read the selected pro forma historical financial and other data, it is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included in this prospectus.

                                                                                            Year Ended                 Year Ended
                                                                                         December 31, 1999*        December 31, 1999
                                                                                         ------------------        -----------------
                                                                                             Historical                 Pro Forma

                                                                                                    (dollars in thousands)
Statement of Operations Data:
 Revenue .......................................................................             $   201,286             $   360,483
 Operating Costs:
     Programming and other operating costs .....................................                  59,587                 111,511
     Selling, general and administrative .......................................                  44,199                  85,491
     Depreciation and amortization .............................................                 109,110                 206,330
                                                                                             -----------             -----------

 Operating loss ................................................................                 (11,610)                (42,849)
                                                                                             -----------             -----------

 Interest expense, net .........................................................                 (50,900)                (97,897)
 Other expense .................................................................                    (167)                 (1,690)

 Net loss ......................................................................             $   (62,677)            $  (142,436)
                                                                                             ===========             ===========

Other Financial Data:
 EBITDA(1) .....................................................................             $    97,333             $   161,791
 Adjusted EBITDA(2) ............................................................                 103,432                 174,189
 Adjusted EBITDA margin(3) .....................................................                    51.4%                   48.3%
 Capital expenditures ..........................................................                 107,901                 170,389
 Net cash provided by operating activities .....................................                 102,918                 117,446
 Net cash (used in) investing activities .......................................                (110,441)               (157,214)
 Net cash provided by (used in) financing activities ...........................                  21,627                  46,700
 Ratio of earnings to fixed charges(4) .........................................                      --                      --

Balance Sheet Data:
 Cash and cash equivalents .....................................................             $    35,996
 Fixed assets, net .............................................................                 596,246
 Total assets ..................................................................               1,706,599
 Total debt ....................................................................               1,232,000
 Partners (deficit) equity .....................................................                 368,547

* Includes the results of Insight Indiana for the twelve months ended December 31, 1999 and Insight Kentucky for the period of October 1, 1999 through December 31, 1999.

(1) Represents earnings (loss) before interest, taxes, depreciation and amortization. Our management believes that EBIDTA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBIDTA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBIDTA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies.

(2) Represents EBITDA prior to management and consulting fees and excluding any non-cash items such as gains or losses on sales or exchanges of assets and other non-recurring income and expense items. The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

                                               Year ended          Year ended
                                            December 31, 1999  December 31, 1999
                                            -----------------  -----------------
                                                Historical         Pro Forma
                                                       (in thousands)
EBITDA ...................................       $ 97,333           $161,791
Other (income) expense ...................            167              1,690
Management fees ..........................          5,932             10,708
                                                 --------           --------
Adjusted EBITDA ..........................       $103,432           $174,189
                                                 ========           ========

(3)   Represents Adjusted EBITDA as a percentage of total revenues.

(4) For purposes of this calculation, "earnings" are defined as earnings before fixed charges. Fixed charges consist of interest expense, amortization of deferred financing and the portion of rent expense under operating leases considered interest. For the year ended December 31, 1999, on a historical and pro forma basis, earnings before fixed charges were insufficient to cover fixed charges by $62.7 million and $142.4 million.

      SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA OF SYSTEMS
                                 CONTRIBUTED BY
                    INSIGHT COMMUNICATIONS TO INSIGHT INDIANA

      In the table below, we provide you with selected historical information and other operating data of Insight Indiana with respect to systems contributed to Insight Indiana by Insight Communications on October 31, 1998. We have prepared the consolidated selected financial information using: (1) the audited financial statements for the Noblesville, Jeffersonville, and Lafayette, Indiana cable television systems for the year ended December 31, 1997, which includes the Lafayette system from December 16, 1997 (date of acquisition), and for the ten-month period ended October 31, 1998, and (2) the audited financial statements of Insight Indiana for Insight Communications of Indiana LLC, which includes the cable television systems contributed by Insight Communications and the TCI Insight Systems, for the period November 1, 1998 to December 31, 1998. In our opinion, the unaudited financial data for the years ended December 31, 1995 and 1996 have been prepared on the same basis as the audited consolidated financial statements and includes all normal recurring adjustments and accruals necessary for a fair presentation of such information. When you read this selected consolidated historical financial and other data, it is important that you also read the historical financial statements and related notes of Insight Communications of Indiana, LLC and Noblesville, Jeffersonville and Lafayette, Indiana cable television systems, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this prospectus.

                                                                                                         Ten-Month       Two-Month
                                                                                                        Period from     Period from
                                                                                                         January 1,      November 1,
                                                                   Year Ended December 31,                1998 to         1998 to
                                                        -----------------------------------------        October 31,    December 31,
                                                          1995             1996            1997             1998            1998
                                                        --------         --------        --------         --------        --------

                                                                                    (in thousands)
Statement of Operations Data:
 Revenues ......................................        $ 17,762         $ 19,264        $ 22,055         $ 33,486        $ 23,925
 Costs and expenses:
     Programming and other
         operating costs .......................           4,426            5,064           5,852            9,028           6,206
     Selling, general and
         administrative ........................           2,708            2,933           3,296            5,203           4,653
     Depreciation and amortization .............           3,225            3,941           5,498           10,790          13,998
                                                        --------         --------        --------         --------        --------
     Operating income (loss) ...................           7,403            7,326           7,409            8,465            (932)
                                                        --------         --------        --------         --------        --------
 Interest expense, net .........................              --               --              --               --          (5,824)
 Other income (expense) ........................             (18)               5             (26)             (27)            (64)
                                                        --------         --------        --------         --------        --------
     Net income (loss) .........................        $  7,385         $  7,331        $  7,383         $  8,438        $ (6,820)
                                                        ========         ========        ========         ========        ========

                                                                                                         Ten-Month       Two-Month
                                                                                                        Period from     Period from
                                                                                                         January 1,      November 1,
                                                             Year Ended December 31,                      1998 to         1998 to
                                                   ---------------------------------------------         October 31,    December 31,
                                                      1995             1996              1997               1998            1998
                                                   ---------         ---------         ---------         ---------        ---------

                                                                                    (in thousands)
Other Financial Data:
 EBITDA(1) .................................       $  10,610         $  11,272         $  12,881         $  19,228        $  13,002
 Adjusted EBITDA(2) ........................          10,628            11,267            12,907            19,255           13,751
 Adjusted EBITDA margin(3) .................            59.8%             58.5%             58.5%             57.5%            57.5%
 Capital expenditures ......................       $   5,819         $   6,371         $  17,246         $  21,432        $   4,022
 Net cash provided by operating
     activities ............................                                              13,339            21,605           19,770
 Net cash (used in) investing
     activities ............................                                             (25,891)          (21,457)          (4,595)
 Net cash provided by financing
     activities ............................                                              12,588                --            4,318
 Ratio of earnings to fixed
     charges(4) ............................                                               264.7x            310.1x              --

 Balance Sheet Data:
 Cash and cash equivalents .................       $      47         $     107         $     143         $     291        $  19,493
 Fixed assets, net .........................          25,893            30,960            45,783            59,304          129,776
 Total assets ..............................          25,137            30,193           105,289           116,386          527,332
 Total debt(5) .............................              --                --                --                --          460,000
 Partners' deficit (members'
     equity) ...............................                                             102,134           110,572           44,195

(1) Represents earnings (loss) before interest, taxes, depreciation and amortization and extraordinary items. Our management believes that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBITDA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies.

(2) Represents EBITDA prior to management and consulting fees and excluding any non-cash items such as gains or losses on sales or exchanges of assets and other non-recurring income and expense items.

                       (Footnotes continued on next page)

(Footnotes continued from previous page)

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

                                                                                                         Ten-Month       Two-Month
                                                                                                        Period from     Period from
                                                                                                         January 1,     November 1,
                                                             Year Ended December 31,                      1998 to         1998 to
                                                   ---------------------------------------------         October 31,    December 31,
                                                     1995              1996               1997              1998            1998
                                                   --------          --------           --------          --------        --------

                                                                                    (in thousands)

EBITDA ..................................          $ 10,610          $ 11,272           $ 12,881          $ 19,228        $ 13,002
Other (income) expense ..................                18                (5)                26                27              64
Management fees .........................                --                --                 --                --             685
                                                   --------          --------           --------          --------        --------

Adjusted EBITDA .........................          $ 10,628          $ 11,267           $ 12,907          $ 19,255        $ 13,751
                                                   ========          ========           ========          ========        ========

(3) Represents Adjusted EBITDA as a percentage of total revenues.

(4) For purposes of this calculation, "earnings" are defined as earnings before fixed charges. Fixed charges consist of interest expense, amortization of deferred financing and the portion of rent expense under operating leases considered interest. For the two-month period ended December 31, 1998, earnings before fixed charges were insufficient to cover fixed charges by $6.8 million.

(5) Prior to the formation of Insight Indiana, the Insight Communications systems contributed to Insight Indiana did not have any specific debt or related interest expense allocated to their systems' operations.

          SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA OF
                  SYSTEMS CONTRIBUTED BY TCI TO INSIGHT INDIANA

      In the table below, we provide you with selected consolidated historical information and other operating data of Insight Indiana with respect to systems contributed to Insight Indiana by affiliates of AT&T Broadband. We have prepared the consolidated selected financial information using the audited financial statements for the TCI Insight Systems for the years ended December 31, 1996 and 1997 and for the ten month period ended October 31, 1998. In our opinion, the unaudited financial data for the year ended December 31, 1995 has been prepared on the same basis as the audited consolidated financial statements and includes all normal recurring adjustments and accruals necessary for a fair presentation of such information. When you read this selected consolidated historical financial and other data, it is important that you also read the historical financial statements and related notes of the TCI Insight Systems, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this prospectus.

                                                                                                                        Ten-Month
                                                                                                                       Period from
                                                                                                                        January 1,
                                                                                Year Ended December 31,                  1998 to
                                                                       ------------------------------------------       October 31,
                                                                         1995             1996             1997            1998
                                                                       --------         --------         --------         --------
                                                                                                      (dollars in thousands)
Statement of Operations Data:
   Revenue .....................................................       $ 78,076         $ 88,191         $ 93,543         $ 80,357
   Costs and expenses:
       Programming and other operating costs ...................         22,051           27,243           28,012           24,375
       Selling, general and administrative .....................         15,400           18,098           15,315           14,892
       Depreciation & amortization .............................         14,276           14,063           13,461           12,223
                                                                       --------         --------         --------         --------

   Operating income ............................................         26,349           28,787           36,755           28,867
                                                                       --------         --------         --------         --------

   Other income (expense) ......................................              7               (3)              96             (159)
   Income from continuing operations ...........................         26,356           28,784           36,851           28,708
   Income tax expense ..........................................        (10,542)         (10,022)         (12,828)          (9,969)
                                                                       --------         --------         --------         --------

   Net income ..................................................       $ 15,814         $ 18,762         $ 24,023         $ 18,739
                                                                       ========         ========         ========         ========


Other Financial Data:
   EBITDA(1) ...................................................       $ 40,632         $ 42,847         $ 50,312         $ 40,931
   Adjusted EBITDA(2) ..........................................         43,241           47,049           53,948           44,147
   Adjusted EBITDA margin(3) ...................................           55.4%            53.3%            57.7%            54.9%
   Capital expenditures ........................................       $  9,612         $  6,623         $  5,068         $ 11,927
   Net cash provided by operating activities ...................         40,479           31,059           33,870           28,718
   Net cash (used in) investing activities .....................        (78,208)          (5,868)          (4,966)         (11,884)
   Net cash provided by (used in) financing activities .........         37,076          (24,364)         (29,950)         (15,938)
   Ratio of earnings to fixed charges(4) .......................           70.0x            71.2x            72.0x            76.4x

Balance Sheet Data:
   Cash and cash equivalents ......................           $     219           $   1,046           $      --           $     896
   Fixed assets, net ..............................              63,384              60,774              56,932              60,600
   Total assets ...................................             226,144             218,993             211,723             212,182
   Total debt(5) ..................................                  --                  --                  --                  --
   Parent's investment (deficit) ..................             153,216             147,614             141,088             (85,512)

(1) Represents earnings (loss) before interest, taxes, depreciation and amortization. Our management believes that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBITDA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies.

(2) Represents EBITDA prior to management and consulting fees and excluding any non-cash items such as gains or losses on sales or exchanges of assets and other non-recurring income and expense items. The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

                                                                                                                    Ten-Month Period
                                                                                                                    from January 1,
                                                                           Year Ended December 31,                      1998 to
                                                              -------------------------------------------------        October 31,
                                                                1995                 1996                1997             1998
                                                              --------             --------            --------         --------
                                                                                           (in thousands)
EBITDA ...........................................            $ 40,632             $ 42,847            $ 50,312         $ 40,931
Other (income) expense ...........................                  (7)                   3                 (96)             159
Management fees ..................................               2,616                4,199               3,732            3,057
                                                              --------             --------            --------         --------
Adjusted EBITDA ..................................            $ 43,241             $ 47,049            $ 53,948         $ 44,147
                                                              ========             ========            ========         ========

(3) Represents Adjusted EBITDA as a percentage of total revenues.

(4) For purposes of this calculation, "earnings" are defined as earnings before fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases considered interest.

(5) Prior to the formation of Insight Indiana, the TCI systems, which were later contributed to Insight Indiana, did not have any specific debt or related interest expense allocated to their systems' operations.

          SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA OF
                                INSIGHT KENTUCKY

      In the table below, we provide you with selected historical information and other operating data of Insight Kentucky. We have prepared the selected financial information using the audited financial statements for: (1) the TCI IPVI Systems for the years ended December 31, 1996 and 1997 and for the four-month period ended April 30, 1998, (2) InterMedia Capital Partners VI, L.P. for the periods April 30, 1998 to December 31, 1998 and January 1, 1999 to September 30, 1999. In our opinion, the unaudited financial data for the year ended December 31, 1995 have been prepared on the same basis as the audited consolidated financial statements and include all normal recurring adjustments and accruals necessary for a fair presentation of such information. When you read this selected consolidated historical financial and other data, it is important that you also read the historical financial statements and related notes of TCI IPVI and InterMedia Capital Partners VI, L.P., as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this prospectus.

                                                                                                                        Nine Month
                                                                                                                        period from
                                                                                                                        January 1,
                                                                                                                       1999 through
                                                                     Year Ended December 31,                             September
                                                            1995           1996            1997           1998(1)        30, 1999
                                                         ---------       ---------       ---------       ---------       ---------

                                                                                  (dollars in thousands)
Statement of Operations Data:
 Revenue ...........................................     $ 148,642       $ 170,682       $ 185,496       $ 195,507       $ 159,197
 Operating costs:
   Programming and other operating costs ...........        50,155          57,420          62,788          65,328          51,924
   Selling, general and administrative .............        30,300          37,057          43,906          44,416          41,162
   Depreciation and amortization ...................        45,485          44,985          45,864         103,514          91,707
                                                         ---------       ---------       ---------       ---------       ---------

 Operating income (loss) ...........................        22,702          31,220          32,938         (17,751)        (25,596)
                                                         ---------       ---------       ---------       ---------       ---------
 Other income (expense):
   Gain on cable systems exchanges .................            --              --              --              --          15,822
   Interest expense ................................       (19,134)        (20,414)        (19,627)        (45,222)        (41,979)
   Other income (expense) ..........................           (16)            570             (65)          1,554          (1,548)
 Income (loss) from continuing operations ..........         3,552          11,376          13,246         (61,419)
                                                                                                                           (53,301)
 Income tax expense ................................        (2,138)         (4,663)         (5,565)         (1,971)             --
                                                         ---------       ---------       ---------       ---------       ---------

 Net income (loss) .................................     $   1,414       $   6,713       $   7,681       $ (63,390)      $ (53,301)
                                                         =========       =========       =========       =========       =========

Other Financial Data:
 EBITDA(2) .........................................     $  68,171       $  76,775       $  78,737       $  87,317       $  80,385
 Adjusted EBITDA(3) ................................        73,379          82,832          84,997          89,148          67,626
 Adjusted EBITDA margin(4) .........................          49.4%           48.5%           45.8%           45.6%           42.5%
 Capital expenditures ..............................     $  78,689       $  84,061       $  12,859       $  47,381       $  62,488
 Net cash provided by operating activities .........        54,155          56,738          24,291          47,146          19,541
 Net cash (used in) investing activities ...........      (187,203)        (84,105)        (12,984)        (51,069)        (46,773)
 Net cash provided by (used in) financing
         activities ................................       133,048          27,367         (11,307)          6,525          25,073
 Ratio of earnings to fixed charges(5) .............           1.2x            1.5x            1.6x             --              --

Balance Sheet Data:
 Cash and cash equivalents ....................         $     --         $     --         $     --         $  2,602         $    443
 Fixed assets, net ............................          185,861          242,171          226,999          243,100          259,892
 Total assets .................................          820,471          861,458          830,936          904,490          867,349
 Total debt ...................................          281,000          325,000          322,500          726,000          742,141
 Partners' equity .............................          271,268          261,348          260,222          126,900           73,599

(1) The financial data of Insight Kentucky represents the combination of the results of the TCI IPVI Systems from January 1, 1998 through April 30, 1998 and InterMedia Capital Partners VI, L.P. from April 30, 1998 through December 31, 1998. The combination of the two periods is not necessarily indicative of what the results of InterMedia Capital Partners VI, L.P. or TCI IPVI would have been for the 1998 calendar year.

(2) Represents earnings (loss) before interest, taxes, depreciation and amortization. Our management believes that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBITDA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies. See the financial statements, including the Statements of Cash Flows, which are included later in this prospectus.

(3) Represents EBITDA prior to management and consulting fees and excluding any non-cash items such as gains or losses on sales or exchanges of assets and other non-recurring income and expense items. The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA:

                                                                                                                         Nine Months
                                                                        Year Ended December 31,                            Ended
                                                     ------------------------------------------------------------         September
                                                       1995             1996              1997             1998           30, 1999
                                                     --------         --------          --------         --------         --------
                                                                            (in thousands)

EBITDA .....................................         $ 68,171         $ 76,775          $ 78,737         $ 87,317         $ 80,385
Other (income) expense .....................               16             (570)               65           (1,554)           1,548
Gain on system exchange ....................               --               --                --               --          (15,822)
Management fees ............................            5,192            6,627             6,195            3,385            1,515
                                                     --------         --------          --------         --------         --------

Adjusted EBITDA ............................         $ 73,379         $ 82,832          $ 84,997         $ 89,148         $ 67,626
                                                     ========         ========          ========         ========         ========

(4)   Represents Adjusted EBITDA as a percentage of total revenues.

(5) For purposes of this calculation, "earnings" are defined as earnings before fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases considered interest. For the year ended December 31, 1998 and the nine-month period ended September 30, 1999, earnings before fixed charges were insufficient to cover fixed charges by $63.4 million and $53.3 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

      Because of corporate transactions completed over the past three years, including the contribution agreement with an affiliate of AT&T Broadband with respect to the Indiana systems and the Kentucky acquisition, we do not believe the discussion and analysis of our historical financial condition and results of operations below are indicative of our future performance.

      On October 31, 1998 our manager exchanged its Utah systems for AT&T Broadband's Evansville, Indiana system. Simultaneously, our manager completed a contribution agreement with AT&T Broadband forming Insight Indiana and contributed certain of its Indiana systems, the Noblesville, Lafayette and Jeffersonville systems (the "Insight Contributed Systems"), as well as the Evansville system to Insight Indiana. At the same time, AT&T Broadband contributed most of its Indiana systems to Insight Indiana.

      On October 1, 1999, our manager acquired a combined 50% interest in InterMedia Capital Partners VI, L.P. (the "IPVI Partnership") from related parties of Blackstone Cable Acquisition Company, LLC, related parties of InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband, for approximately $341.5 million (inclusive of expenses), and we assumed debt of approximately $742.1 million.

      On October 1, 1999, our manager completed an agreement with affiliates of AT&T Broadband, pursuant to which our manager and affiliates of AT&T Broadband each contributed their respective 50% interests in Insight Indiana and in Insight Kentucky in exchange for a 50% interest in Insight Midwest, L.P.

General

      Substantially all of the historical revenues of each of our systems were earned from customer fees for cable television programming services including premium and pay-per-view services and ancillary services, such as rental of converters and remote control devices and installations, and from selling advertising. In addition, we earned revenues from commissions for products sold through home shopping networks.

      We have generated increases in revenues and Adjusted EBITDA for each of the past three fiscal years, primarily through internal customer growth, increases in monthly revenue per customer and growth in advertising.

Results of Operations

      As the Insight Contributed Systems are the predecessors of Insight Midwest, the following discussion includes the results of operations of the Insight Contributed Systems for the year ended December 31, 1997, the results of operations for Insight Contributed Systems for the period January 1, 1998 through October 31,1998 combined with the results of operations of Insight Indiana for the period November 1, 1998 (date of inception) through December 31, 1998; and the results of operations of Insight Indiana for the year ended December 31, 1999 combined with the results of operations for Insight Kentucky for the period October 1, 1999 through December 31, 1999. The following table reflects these results of operations:

                                                                                                (in thousands)
                                                                                            Year ended December 31,
                                                                              -----------------------------------------------------
                                                                                 1997                 1998                   1999
                                                                              ---------             ---------             ---------
Revenue ..........................................................            $  22,055             $  57,411               201,286
Costs and expenses:
     Programming and other operating costs .......................                5,852                15,234                59,587
     Selling, general and administrative .........................                3,296                 9,856                44,199
     Depreciation and amortization ...............................                5,498                24,788               109,110
                                                                              ---------             ---------             ---------
                                                                                 14,646                49,878               212,896
                                                                              ---------             ---------             ---------
Operating income (loss) ..........................................                7,409                 7,533               (11,610)
 Adjusted EBITDA .................................................               12,907                33,006               103,432
 Interest expense ................................................                   --                 5,824                50,900
 Net income (loss) ...............................................                7,383                 1,618               (62,677)
 Net cash provided by operating activities .......................               13,339                41,375               102,918
 Net cash (used in) investing activities .........................              (25,891)              (26,052)             (110,441)
 Net cash provided by financing activities .......................               12,588                 4,318                21,627

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenues increased 250.6% to $201.3 million for the year ended December 31, 1999, as compared to the prior year. The incremental revenue generated from AT&T Broadband's contributed systems and the Evansville system approximated $77.4 million accounting for 53.8% of the total increase in combined revenue. The contribution of Insight Kentucky to Insight Midwest on October 1, 1999 accounted for approximately $57.0 million or 39.6% of the revenue increase. In addition, revenues increased as a result of internal customer growth and rate increases. Excluding the transactions described above, revenues increased by approximately $9.6 million due to an increase of approximately 1,800 customers on average, and by approximately $7.6 million attributable to an increase of approximately $5.98 in the average monthly revenue per customer. The increase in the average monthly revenue per customer is primarily attributable to customer rate increases as the Insight Contributed Systems turned on nodes in rebuilt areas resulting in higher monthly basic rates.

      Programming and other operating costs increased 291.1% to $59.6 million for the year ended December 31, 1999 as compared to the prior year of which the additional Indiana systems contributed by AT&T Broadband and the Evansville system accounted for approximately 49.7% of the increase and the Insight Kentucky systems accounted for approximately 42.9% of the increase. Excluding this transaction, these costs increased by 21.4% to $18.5 million, primarily as a result of increased programming costs and additional programming carried by our systems.

      Selling, general and administrative expenses increased 317.3% to $38.3 million for the year ended December 31, 1999 as compared to the prior year of which the additional Indiana systems contributed by AT&T Broadband and the Evansville system accounted for approximately 69.0% of the increase and the Insight Kentucky systems accounted for approximately 34.5% of the increase. Excluding these transactions, these costs decreased by 11.0% to $8.2 million.

      Management fees for the year ended December 31, 1998 totaled approximately $700,000 reflecting only two months charges to Insight Indiana compared to the year ended December 31, 1999 which reflects charges to Insight Indiana totaling approximately $4.3 million and charges to Insight Kentucky of approximately $1.6 million for the period October 1 through December 31, 1999.

      Depreciation and amortization expense increased 340.2% to $109.1 million for the year ended December 31, 1999 as compared to the prior year. Of the $84.3 million increase, approximately 59.8% was attributable to the additional Indiana systems contributed by AT&T Broadband and the Evansville system while the Insight Kentucky systems accounted for approximately 29.7% of the increase. Excluding these transactions, these costs increased by 35.6% to $33.6 million, primarily due to additional capital expenditures associated with the rebuilds of the Insight Contributed Systems.

      Operating income decreased to a loss of $11.6 million for the year ended December 31, 1999, a decrease of 254.1% as a result of the items discussed above.

      Adjusted EBITDA increased 213.4% to $103.4 million for the year ended December 31, 1999 as compared to the prior year reflecting the additional Indiana systems contributed by AT&T Broadband and the Evansville system in addition to the contribution of the Insight Kentucky systems which accounted for approximately 97.0% of the increase on a combined basis. Adjusted EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization, extraordinary items and any non-cash items such as gains or losses on sales or exchanges of assets and other non-recurring income and expense items. Adjusted, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. Adjusted EBITDA, as computed by management, is not necessarily comparable to similarly titled amounts of other companies.

      Interest expense increased to $50.9 million for the year ended December 31, 1999 reflecting: (a) interest on the Insight Indiana credit facility totaling approximately $34.3 million, (b) interest on the Insight Kentucky credit facility for the period from October 1, 1999 through December 31, 1999 totaling approximately $11.9 million and (c) interest on the Insight Midwest Senior Notes for the period from October 1, 1999 through December 31, 1999 totaling approximately $4.7 million. Interest expense increased by $45.1 million over the prior year as 1998 reflected only two months of borrowing under the Insight Indiana credit facility.

      Net income of $1.6 million for the year ended December 31, 1998 decreased by $64.3 million to a net loss of $62.7 million for the year ended December 31, 1999 primarily reflecting increased depreciation and amortization charges and increased interest expense.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Revenues increased 160.3% to $57.4 million for the year ended December 31, 1998, as compared to the prior year. The results were impacted by two significant transactions: (a) on December 16, 1997, the Lafayette, Indiana system was acquired in an exchange for Insight's Phoenix, Arizona system. The Lafayette system accounted for $16.3 million of revenue during the year ended December 31, 1998 versus $725,000 for the year ended December 31, 1997 accounting for 44.0% of the total increase in revenue, and (b) the contribution of the Indiana systems by AT&T Broadband and the Evansville system to Insight Indiana. The incremental revenue generated from AT&T Broadband's contributed systems and the Evansville system approximated $15.8 million accounting for 44.7% of the total increase in combined revenue. In addition, revenues increased as a result of internal customer growth and rate increases. Excluding the transactions described above, revenues increased by approximately $800,000 due to an increase of approximately 2,043 customers on average, and by approximately $2.5 million attributable to an increase of approximately $3.69 in the average monthly revenue per customer. The increase in the average monthly revenue per customer is primarily attributable to customer rate increases as the Insight Contributed Systems began turning on nodes in rebuilt areas resulting in higher monthly basic rates.

      Programming and other operating costs increased 160.3% to $15.2 million for the year ended December 31, 1998 as compared to the prior year. Excluding the Lafayette exchange, the Indiana systems contributed by AT&T Broadband to Insight Indiana and the Evansville system, these costs increased by 14.2% to $6.7 million, primarily as a result of increased programming costs and additional programming carried by our systems.

      Selling, general and administrative expenses increased 178.2% to $9.2 million for the year ended December 31, 1998 as compared to the prior year. Excluding the Lafayette exchange, the Indiana systems contributed by AT&T Broadband to Insight Indiana and the Evansville system, these costs increased by 22.0% to $4.0 million, primarily reflecting increased marketing activity associated with new product introductions.

      Depreciation and amortization expense increased 350.9% to $24.8 million for the year ended December 31, 1998 as compared to the prior year. Of the $19.3 million increase, $1.8 million was attributable to the Lafayette exchange, $7.9 million was attributable to the Indiana systems contributed by AT&T Broadband to Insight Indiana and the Evansville system, while the remainder was primarily due to additional capital expenditures associated with the rebuilds of the Insight Contributed Systems.

      Operating income for the year ended December 31, 1998 was $7.5 million, a 1.7% increase over the prior year, as a result of the items discussed above.

      Adjusted EBITDA increased 155.7% to $33.0 million for the year ended December 31, 1998 as compared to the prior year reflecting the Lafayette exchange and the contribution of AT&T Broadband's cable systems and Evansville to Insight Indiana which together accounted for $18.3 million or 91.0% of this increase.

      Interest expense increased to $5.8 million for the year ended December 31, 1998 reflecting borrowings on the Insight Indiana Credit Facility for the period from November 1, 1998 through December 31, 1998. As there was no debt recorded on the records of the Insight Contributed Systems, there was no interest expense recorded for the year ended December 31, 1997. Average debt outstanding during 1998 was $460.0 million at an average interest rate of 7.6%.

      Net income decreased 78.1% to $1.6 million for the year ended December 31, 1998 primarily reflecting increased depreciation and amortization charges.

Liquidity and Capital Resources

      Our business requires cash for operations, debt service, capital expenditures and acquisitions. The cable television business has substantial ongoing capital requirements for the construction, expansion and maintenance of networks. Expenditures have primarily been used to rebuild and upgrade our existing cable network, and in the future will be used for plant extensions, new services, converters and system rebuilds. Historically, we have been able to meet our cash requirements with cash flow from operations and borrowings under our credit facilities and we expect to continue to meet such requirements from cash flow from operations and available borrowings under our credit facilities.

      For the year ended December 31, 1999, we spent approximately $107.9 million in capital expenditures largely to support our network rebuild, digital converter purchases and, to a lesser extent, network extensions. For the year ended December 31, 1999, cash from operations totaled $102.9 million which, together with borrowing under our credit facilities, funded the above-noted capital expenditures.

      It is anticipated that during 2000, we will have approximately $192.4 million of capital expenditures exclusive of any capital expenditures required for the deployment of telephony. Included in the planned 2000 capital expenditures is $77.4 million for the upgrade of most of our Indiana and Kentucky cable television systems, which will involve the wide deployment of fiber optics and other capital projects associated with implementing our clustering strategy. The amount of such capital expenditures for years subsequent to 2000 will depend on numerous factors including the level of success in deploying our new services which will impact the amount of capital we will need for digital converters and other network service infrastructure to support demand for new products and services.

      As of December 31, 1999, we had indebtedness of approximately $1.2 billion, including $1.0 billion outstanding under senior bank credit facilities. The senior credit facilities consisted of:

      o $550.0 million reducing revolving credit/term loan facility maturing in December 2006, which supports our Indiana systems, of which $470.0 million was outstanding; and

      o $675.0 million reducing revolving credit/term loan facility maturing in October 2006, which supports our Kentucky systems, of which $562.0 million was outstanding.

            The weighted average interest rates for amounts outstanding under the senior credit facilities at December 31, 1999 were 8.13% and 8.52% for Insight Indiana and Insight Kentucky, respectively. The facilities contain covenants restricting, among other things, our ability to make capital expenditures, acquire or dispose of assets, incur additional debt, pay dividends or other distributions, create liens on assets, make investments and engage in transactions with related parties. The facilities also require compliance with certain financial ratios, require us to enter into interest rate protection agreements and contain customary events of default.

      On October 1, 1999, in connection with our formation, we completed an offering of $200.0 million principal amount of our 9 3/4% senior notes due 2009. The net proceeds of the offering were used to repay certain outstanding debt of the Kentucky systems. Interest on the notes is payable on April 1 and October 1 of each year, commencing April 1, 2000. The indenture relating to the senior notes imposes certain limitations on our ability to, among other things, incur debt, make distributions, make investments and sell assets.

Quantitative and Qualitative Disclosure About Market Risk

      Our revolving credit and term loan agreements bear interest at floating rates. Accordingly, we are exposed to potential losses related to changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes; however, in order to manage our exposure to interest rate risk, we enter into derivative financial instruments, typically interest rate swaps and collars. The counterparties to our swap and collar agreements are major financial institutions.

      As of December 31, 1999, we had hedged approximately $190 million, or 40.4%, of our borrowings under our Insight Indiana credit facility. Accordingly, a hypothetical 100 basis point increase in interest rates along the entire interest rate yield curve would increase our annual interest expense by approximately $2.84 million. Our interest rate swap and collar agreements expire in varying amounts through 2002.

      As of December 31, 1999, we had hedged approximately $500 million, or 89%, of our borrowings under our Insight Kentucky credit facility. Accordingly, a hypothetical 100 basis point increase in interest rates along the entire interest rate yield curve would increase our annual interest expense by approximately $620,000. Our interest rate swap and collar agreements expire in varying amounts through 2003.

      The fair market value of our long-term debt approximates its carrying value as it bears interest at floating rates of interest. As of December 31, 1999, the estimated fair value of our interest rate swap and collar agreements for Indiana and Kentucky were approximately $7.1 million. These amounts represent the amount required to enter into offsetting contracts with similar remaining maturities, based on quoted market prices.

Impact of Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." ("SFAS No. 133"), which as amended by SFAS 137 is effective for fiscal years beginning after June 15, 2000. We adopted the new statement effective January 1, 2000. The statement will require Insight Midwest to recognize all derivatives on the balance sheet at fair value. Although management has not completed its assessment of the impact of SFAS No. 133 on its results of operations and financial position, management does not anticipate that the adoption of this statement will be material.

Inflation and Changing Prices

      Our systems' costs and expenses are subject to inflation and price fluctuations. Although changes in costs can be passed through to customers, such changes may be constrained by competition. We do not expect inflation to have a material effect on our results of operations.

Year 2000 Compliance

      To date, costs incurred that were directly related to addressing the Year 2000 problem have not been material. We reviewed our cable systems to inventory our equipment and sent letters to our programming suppliers and other vendors. We did not use a consultant but worked closely with AT&T Broadband, adopting its Year 2000 program and to a large extent utilizing its independent certifications. In addition, we tested our billing system by entering years such as 2001 and determined it to be working properly.

                                    INDUSTRY

      The following section and other parts of this prospectus contain cable industry terms which readers of this prospectus may find unfamiliar. We have therefore included a glossary in this prospectus beginning on page G-1 to assist you.

      Unless otherwise specified, all cable television industry statistical data in this prospectus are from Paul Kagan & Associates, a leading cable television industry publisher.

      Overview

      As of December 31, 1999, approximately 96.6 million U.S. households had access to, or were passed by, cable television. In the aggregate, these cable systems serve approximately 67.3 million customers, representing a penetration of 69.7% of the homes passed. The cable industry has grown steadily from approximately 57.2 million basic customers in the United States in 1993 to approximately 67.3 million as of December 31, 1999, with a projected growth to
73.7 million basic customers by the end of 2009, representing a compound annual growth rate of 1.1%. It is estimated that the annual revenues received from U.S. cable customers exceeded $36.9 billion in 1999.

      Cable television continues to evolve. The enactment in February 1996 of the sweeping telecommunications reform law, the first comprehensive revision of the federal telecommunications laws since 1934, is having a dramatic impact on the industry's development. As the new law opens up local telephone markets to competition for the first time and brings regulatory relief and flexibility to cable companies, we believe the new law will continue to facilitate growth of the cable industry. Significant investments in new infrastructure and services are being made as cable companies enter new businesses in addition to the conventional cable business.

      Many cable operators are rebuilding their infrastructure to deliver new technologies, products and services to provide their customers with greater value and choices in the face of growing competition in their core businesses. Modern network architecture now can connect customers to a broadly enhanced range of video, voice and high-speed data communication possibilities, as well as improved signal reliability, better quality and superior two-way transmission capability. Cable operators spent over $20 billion from 1996 to 1998, including $7.7 billion in 1998 alone, to rebuild their network in order to create new capability for the delivery of more channels, digital and high definition television programming and two-way interactive services. It is estimated that 86% of cable homes are passed by activated two-way plant, with 53% of such homes passed by systems with 750 MHz or higher capacity.

      According to the 1999 FCC Report on Competition, as of October 1999, 64.2% of all cable subscribers were served by systems with more than 54 channels and 4.8% of subscribers received greater than 91 channels. As cable continues to expand its channel capacity, we expect that the industry's competitive position relative to direct broadcast satellite television systems and other multichannel video providers should be further enhanced.

      The core businesses of cable television are subject to increasing competition. Satellite, wireless and wireline competitors are increasing their market share in the delivery of multichannel programming. During the past five years, alternative providers have increased their share of the multichannel market to nearly 15.0% of the total number of households with televisions. During this period, cable television has increased its penetration to 69.7% of the homes passed from 63.1% as the overall market has increased due to population growth as well as increased awareness of multichannel distribution. Meanwhile, cable operators are rebuilding their networks in order to begin competing in other telecommunications and entertainment services. A brief explanation of some of the major new businesses under development is described below.

   Digital Video

      Cable companies are using their rebuilt digital networks to offer a wide array of new broadband video services to customers. Through the use of compressed digital video technology, which converts, on average, one analog channel into a digital format and compresses such signal into 8 to 12 digital channels, cable operators are able to greatly increase their channel offerings. The digitally compressed signal is uplinked to a satellite, which sends the signal back down to a cable system's headend to be distributed, via optical fiber and coaxial cable, to the customer's home. At the home, a set-top video terminal converts the digital signal back into analog channels that can be viewed on a normal television set. We believe the implementation of digital technology will significantly enhance the quantity and quality of channel offerings, allowing the cable operator to offer video-on-demand, premium services, incremental special interest programming and interactive informational services.

      As of December 31, 1999, an estimated 5.1 million homes subscribed to a digital cable service. The number of digital service customers is expected to increase approximately 100% to 10.6 million homes by the end of 2000, representing a penetration of 10.9% of the homes passed, and to approximately
50.1 million homes by 2009, representing a penetration of 47.2% of the homes passed.

   High-Speed Data

      The broad bandwidth of cable network enables data to be transmitted up to 100 times faster than traditional telephone-based modem technologies, and the cable connection does not interfere with normal telephone activity or usage. For example, cable's on-line customers can download large files from the Internet in a fraction of the time it takes when using any widely available telephone modem technology. Moreover, surfing the Internet on a high-speed network removes the long delays for Web pages to fully appear on the computer screen, allowing the experience to more closely approximate the responsiveness of changing channels on a television set. In addition, the cable modem is always on and does not require the customer to dial into an Internet service provider and await authorization. We believe that these factors of speed and easy accessibility will increase the use and impact of the Internet among our customers. Although other high-speed alternatives are being developed to compete with cable, we believe that the cable platform currently is best able to deliver these services.

      In 1998, cable companies delivered Internet services into over 100 markets throughout the United States. At December 31, 1999, approximately 19.0 million homes were passed by cable systems offering high-speed, residential cable Internet services, which is projected to increase to approximately 39.0 million homes by the end of 2000, and to more than 67 million homes by 2005.

      Over 1.6 million cable customers currently subscribe to cable access to the Internet. The number of cable high-speed data service customers is expected to increase more than 100% to approximately 3.3 million homes by the end of 2000, representing a penetration of 4.9% of basic customers that will have been marketed this service. It is further expected that data service customers will increase to approximately 18.6 million homes by the end of 2009, representing a penetration of 25.2% of basic customers that will have been marketed this service.

      The cable industry also has developed standards so that inter-operable, non-proprietary cable modems were made available in retail outlets beginning in the second half of 1999. Such availability allows customers to use their modems in different systems while decreasing our need to maintain an inventory of such equipment. In March 1998, the Data Over Cable Service Interface Specifications created by Cable Television Laboratories, Inc. and others was approved by the International Telecommunications Union as an international standard for transmitting data over cable systems. CableLabs also established a formal certification process for cable modem equipment suppliers to obtain a compliance certificate for their data delivery devices based on this standard.

   Telecommunications

      During the last several years, the cable industry has been developing the capability to provide telecommunication services. At least seven of the nation's largest cable operators now offer residential and/or commercial phone service in more than 25 markets overall and cable companies have reached interconnection agreements in 40 states and the District of Columbia. At December 31, 1999, it is estimated that there were 230,000 cable telephony customers, representing a penetration of 8.0% of the homes that have been marketed this service.

      Recent developments, including AT&T's purchase of TCI and the proposed joint ventures between AT&T and Insight and Time Warner, and AT&T's pending acquisition of MediaOne, will likely accelerate the pace of development of the voice telecommunication business. The number of cable telephony customers is expected to be approximately 620,000 homes by the end of 2000, representing a penetration of 9.0% of the homes that will have been marketed this service and approximately 25.4 million homes by 2009, representing a penetration of 38.0% of the homes that will have been marketed this service.

                                    BUSINESS

Our Manager

      Insight Communications is the 8th largest cable television system operator in the United States based on customers served after giving effect to previously announced industry acquisitions. Insight Communications, which provides cable television services to approximately 935,000 customers, has tightly grouped clusters of cable television systems with approximately 98% of its customers concentrated in the four contiguous states of Indiana, Kentucky, Ohio and Illinois. Upon completion of its rebuild efforts, which is expected occur by the end of 2000, over 96% of its customers will be served from seven headends allowing it to more economically deliver an array of entertainment, information and telecommunication services, including interactive digital video, high-speed data access and telephone service products. Our manager believes that it is very well positioned to exploit the new business opportunities available to cable television operators.

The Issuers

      Insight Midwest, L.P. is owned equally by our manager, through its subsidiary Insight Communications Company, L.P., and AT&T Broadband, LLC, through its indirect subsidiary TCI of Indiana Holdings, LLC. Through our subsidiaries Insight Indiana and Insight Kentucky we own and operate cable television systems in Indiana and Kentucky, which passed approximately 1.2 million homes and served approximately 748,800 customers as of December 31, 1999. We are presently rebuilding our systems and, upon completion of the rebuild, 99% of our customers will be served by a two-way active, 750 MHz, hybrid fiber coaxial network which will deliver a suite of entertainment, information and telecommunication services, including our interactive Digital Gateway service, high-speed data service and voice transmission.

      Insight Indiana is the largest operator of cable television systems in the State of Indiana. As of December 31, 1999, the Indiana systems passed approximately 494,900 homes and served approximately 322,500 customers. The Indiana systems are located primarily in the university cities of Bloomington, Evansville and Lafayette and the demographically desirable areas of suburban Indianapolis. Upon completion of our consolidation of headends, approximately 93% of Insight Indiana's customers will be served by three headends. The rebuild and consolidation of headends are expected to be completed by the end of 2000.

      Insight Kentucky is the largest operator of cable television systems in the State of Kentucky. As of December 31, 1999, the Kentucky systems passed approximately 668,500 homes and served approximately 426,300 customers. Over 95% of the Kentucky systems are located in and around four of the five largest cities in the state: Louisville, Lexington, Covington and Bowling Green. Upon completion of our consolidation of headends, 100% of Insight Kentucky's customers will be served by four headends. The rebuild and consolidation of headends are expected to be completed by the end of 2000.

      Our marketing strategy is to offer our customers a suite of services on a bundled basis. By bundling our products and services, we provide our customers with an increased choice of services at a reduced cost, which we believe will result in higher customer satisfaction, increased use of our services and greater customer retention. We began offering new and enhanced products and services, such as interactive digital video and high-speed data access, during 1999 and intend to offer telecommunication services under the AT&T brand name by the end of 2000.

      We believe that the highly clustered nature of our systems will enable us to more efficiently invest our marketing dollars and maximize our ability to enhance customer awareness, increase use of our products and services and build brand support. Our emphasis is on system reliability, engineering support and superior customer satisfaction. In addition to our broad product offerings, we also emphasize a high level of locally-focused content and customer service.

      To facilitate the deployment of our enhanced products and services, we are in the process of rebuilding almost all of our network to allow us to deliver more information and entertainment services through our cable systems and to provide for two-way communications capability, including telecommunication services. Approximately 56% of our network miles had been rebuilt as of December 31, 1999. We intend to complete our network rebuild in 2000 with a total investment of approximately $166.8 million.

      Recognizing the opportunities presented by newly available products and services, the strength of our market characteristics and favorable changes in the regulatory environment, we developed and executed a strategy to become a competitive, full service provider of entertainment, information and telecommunication services for the communities served by our networks. We intend to capitalize on our highly clustered cable television systems to economically rebuild the technological capabilities of our broadband networks in order to deploy enhanced new services.

      We believe that an integrated package of existing multi-channel video, new and enhanced products and services, such as interactive digital video, including video-on-demand or near video-on-demand, high-speed Internet access and telephone services, coupled with our commitment to locally focused customer service, will enhance our ability to acquire and retain customers in a competitive environment while increasing revenues per customer. To augment this growth, we will continue to seek strategic acquisitions that fit our clustering and operating strategy.

Business Strategy

      Our business strategy is to become a competitive, full-service provider of entertainment, information and telecommunication services. Our strategy is centered on the development of new and enhanced products and services for the communities served by our networks and consists of the following elements:

      Focus on operating clusters with attractive technical and demographic profiles

      We operate highly clustered systems, most of which have attractive technical and demographic profiles. Our systems are characterized by high housing densities and high ratios of customers to headends. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. We believe that the highly clustered nature of our systems enables us to more efficiently invest our marketing dollars and maximize our ability to establish customer awareness, increase penetration and build brand support. Our demographic profile is characterized by strong new housing growth and low unemployment in rapidly growing communities, most of which are centered around large universities and/or major commercial enterprises. We believe that households with our demographic profile are more likely to subscribe to these new and enhanced products and services than the national average demographic profile.

      Expeditiously rebuild our cable network

      We have committed to rebuild our cable network expeditiously in order to provide new and enhanced products and services, increase the programming and telecommunication choices for our customers, improve our competitive position and increase overall customer satisfaction. We are in the process of rebuilding almost all of our network to provide at least 750 MHz bandwidth and two-way active capability. The result will be a significant increase in network capacity, quality and reliability which facilitates the delivery of new and enhanced products and services and reduced operating costs. Our aggressive investment in our broadband cable network rebuild will allow us to expeditiously offer these services to substantially all of our customers.

      By the end of 2000, we expect that substantially all of our customers will be served by systems with at least 750 MHz bandwidth and two-way active capability. As each system's rebuild progresses, we will deploy new and enhanced products and services. In 1999, we invested approximately $49.8 million and $9.9 million in the Indiana systems and the Kentucky systems, and we plan to invest approximately $48.3 million and $29.1 million more to rebuild the Indiana systems and the Kentucky systems by the end of 2000.

      Introduce new and enhanced products and services

      Our marketing strategy is to offer our customers an array of entertainment, information and telecommunication services on a bundled basis. We believe by bundling our products and services our customers will have an increased choice at a reduced cost resulting in higher customer satisfaction, higher penetration and reduced churn. We have conducted research and held numerous focus group sessions in our local markets, which lead us to believe that these services will have high customer appeal. We expect that our ability to provide bundled services will provide us with a strong competitive advantage over alternative video providers, such as direct broadcast satellite television systems, and incumbent telephone companies. To accelerate the deployment of these services, our manager has entered into arrangements with several industry leaders, including: (1) an agreement in principle with AT&T to provide telecommunication services; (2) an agreement with Excite@Home to provide high-speed data services; (3) an agreement with DIVA Systems Corporation to provide video-on-demand; and (4) an agreement with Liberate Technologies to utilize their software platform for the deployment of interactive television services.

      Leverage strong local presence to enhance customer and community relations

      Excellent customer service is a key element of our business strategy. We are dedicated to quality customer service and seek a high level of customer satisfaction by employing localized customer care, extensively using market research and providing customers with an attractively priced product offering. A significant number of our customers visit their local office on a monthly basis providing us the opportunity to demonstrate and sell our new and enhanced products and services. Our localized customer care initiatives create substantial marketing and promotion opportunities, which we believe will be effective in the deployment of interactive and high-speed data products.

      In addition, we are dedicated to fostering strong relations in the communities we serve. We sponsor local charities and community causes through staged events and promotional campaigns, including the industry's Cable in the Classroom program. Our emphasis on customer service and strong community involvement has led to higher customer satisfaction, reduced customer churn and excellent franchise relationships. To further strengthen community relations and differentiate us from direct broadcast satellite television systems and other multichannel video providers, we provide locally produced and oriented programming that offers, among other things, community information, local government proceedings and local specialty interest shows. In some of our markets, we are the only broadcaster of local college and high school sporting events, which allows us to provide important programming that builds customer loyalty.

      To support our business strategy, we have developed a financial strategy to pursue value-enhancing transactions in nearby or adjacent geographies. To augment our internal customer growth, we will seek acquisitions that strategically fit our clustering and operating strategy. We do not currently have any binding agreements for any future acquisitions. There is no assurance that any additional acquisitions will be completed.

Technical Overview

      We believe that in order to achieve consistently high levels of customer service, reduce operating costs, maintain a strong competitive position and deploy important new technologies, we will need to install and maintain a state-of-the-art technical platform. The deployment of fiber optics, an increase in the bandwidth to 750 MHz or higher, the activation of a two-way communications network and the installation of digital equipment will allow us to deliver new and enhanced products and services, including interactive digital video, high-speed data services and telecommunication services.

      As of December 31, 1999, our systems were comprised of approximately 15,500 miles of network passing approximately 1,163,300 homes resulting in a density of approximately 75 homes per mile. As of that date, our systems were made up of an aggregate of 56 headends. We intend to continue our strategy of consolidating headends by eliminating approximately 44 headends by December 31, 2000, at which point 100% of our customers will be served by 12 headends. As of December 31, 1999, approximately 28% of our network was less than 450 MHz, approximately 14% of our network was greater than or equal to 450 MHz and less than 750 MHz and approximately 58% of our network was at 750 MHz. After completion of our rebuild which is scheduled to be completed by the end of 2000, 99% of our customers will be served by 750MHz.

      Our network design calls for a digital two-way active network with a fiber optic trunk system carrying signals to nodes within our customers' neighborhoods. The signals are transferred to coaxial network at the node for delivery to our customers. For example, at December 31, 1999, an average of approximately 729 homes were being served by each fiber node of the Indiana systems and 727 homes were being served by each fiber node of the Kentucky systems. We have designed the fiber system to be capable of subdividing the nodes if traffic on the network requires additional capacity.

      We believe that active use of fiber optic technology as a supplement to coaxial cable will play a major role in expanding channel capacity and improving the performance of our systems. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. We will continue to deploy fiber optic cable to further reduce amplifier cascades while improving picture quality and system reliability.

      A direct result of this extensive use of fiber optics is an improvement in picture quality and a reduction of outages because system failures will be both significantly reduced and will impact far fewer customers when they do occur. Our design allows our systems to have the capability to run multiple separate channel line-ups from a single headend and to insert targeted advertisements into specific neighborhoods based on node location.

      The following chart outlines the status of the network capacities currently and as planned, based on our current rebuild program:

                                                                                       Percent of Network Miles
                                                                  -----------------------------------------------------------------
                                                                                   Greater than or                       Percent of
                                                                                  Equal to 450 MHz                         Network
                                                                 Less than         and less than                           Two-Way
                                                                  450 MHz             750 MHz            750 MHz           Capable
                                                                 ---------        ----------------       -------         -----------

As of December 31, 1999 ............................               28.4%               13.6%               58.0%             72.4%
As of December 31, 2000* ...........................                 --                  --                99.0%             99.0%

* Estimate based on our current rebuild program. There can be no assurance that our current rebuild program will be achieved.

Products and Services

   Traditional cable television services

      We offer our customers a full array of traditional cable television services and programming offerings. We tailor both our basic line-up and our additional channel offerings to each regional system in response to demographics, programming preferences, competition and local regulation. We offer a basic level of service which includes up to 25 channels of television programming. Approximately 90.5% of our customers choose to pay an additional amount to receive additional channels under our "Classic" or "expanded" service. Premium channels, which are offered individually or in packages of several channels, are optional add-ons to the basic service or the classic service. As of December 31, 1999, premium units as a percentage of basic subscribers was approximately 74.0%.

      Our cable television service offering includes the following:

o Basic Service. All of our customers receive the basic level of service, which generally consists of local broadcast television and local community programming, including government and public access, and may include a limited number of satellite programs.

o Classic Service or Expanded Service. This expanded level of service includes a group of satellite-delivered or non-broadcast channels such as ESPN, CNN, Discovery Channel and Lifetime.

o Premium Channels. These channels provide unedited, commercial-free movies, sports and other special event entertainment programming such as HBO, Cinemax, Starz! and Showtime. We offer subscriptions to these channels either individually or in premium channel packages.
o Pay-Per-View. These analog channels allow customers with addressable set top boxes to pay to view a single showing of a recently released movie or a one-time special sporting event or music concert on an unedited, commercial-free basis.

      New and enhanced products and services

      As rebuilds are activated, we will deploy new and enhanced products and services in most of our markets, including interactive digital video and high-speed data services. In addition, we intend to deploy telecommunication services under the AT&T brand during 2000.

      Interactive Digital Video

      The implementation of interactive digital technology significantly enhances and expands the video and service offerings we provide to our customers. Most digital launches by other cable operators have been limited to simply offering more channels as a defensive move against competition from direct broadcast satellite television systems. Because of the significantly increased bandwidth and two-way transmission capability of our state-of-the-art technical platform, which continues to be built in conjunction with our digital launches, we have the capacity to design a more extensive digital product that is rich in program offerings and highly interactive with our customers. For example, we offer a video-on-demand service in selected markets that allows our customers significantly more viewing options. Our interactive digital services also allow us to offer customized information for our customers that is rich in local content and targeted to a specific system or community. Our systems also continue to be activated with two-way communication network capability, enabling us to provide truly interactive and locally based Internet-style products and services.

      Our manager has conducted numerous focus groups and commissioned research studies, the findings of which have helped to develop our interactive digital strategy. We believe that our digital penetration will increase as a result of our differentiated services such as a graphically rich local information network and video-on-demand pay-per-view with full VCR functionality.

      In most of our digital launches, we are providing a package of digital services, known as "Digital Gateway." For $6.95 per month, our customers can purchase Digital Gateway and receive the following services:

o     A digital converter box;

o An interactive navigational program guide for all analog and digital channels;

o     A local, interactive Internet-style service;

o A significant multiplexing of premium channels for customers who separately subscribe to premium channels, such as HBO and Showtime;

o     Pay-per-view video-on-demand; and

o     A digital 40-channel audio music service.

      SourceSuite, LLC, an equally owned joint venture between our manager and Source Media, Inc., provides its interactive program guide known as SourceGuide in our Digital Gateway.

SourceGuide enables customers to navigate through program lists, as opposed to viewing a scrolling screen, and delivers other interactive functions such as ordering pay-per-view. SourceSuite's LocalSource product is designed to allow us to provide our customers with an Internet type experience on a television platform using only a TV remote control. With the LocalSource product, we are able to deliver interactive programming that is both informative and entertaining, and we expect to provide extensive communications tools to support interaction between customers, advertisers, sponsors, merchants and direct marketers resulting in multimedia addressable advertising opportunities for both local and national advertisers. The service is divided into four sub-categories:

o "Your Community Today" provides both current local information as well as national updates on topics such as news, weather, sports, business, horoscopes, soaps and lotteries;

o LocalGuide is a source for current community information such as a Dining Guide, Cinema Guide, Events Guide, Kidzone and Games;

o My Neighborhood provides information on local topics such as schools, religion, town hall and transportation; and

o QuickSource is an on-demand library of useful facts on a range of subjects from health to legal to car care or insurance.

      We believe that LocalSource is a compelling introduction to cable's broadband capability which will stimulate early demand for data services and make cable a more essential service for the customer, resulting in increased customer satisfaction and penetration and reduced churn.

      Our manager has entered into an agreement with Liberate Technologies that enables us to utilize the Liberate software platform for the deployment of interactive television services. The Liberate software includes a wide range of products and services, including Liberate TV Navigator and Liberate TV Connect. The acquisition by Liberate of the VirtualModem technology from SourceSuite extends the Liberate software to a broader range of cable television set-top boxes. With the addition of VirtualModem, the Liberate software will provide us with an interactive software platform for our existing base of limited-memory customer set-top boxes as well as the new generation of set-top boxes, in each case supporting our interactive applications such as LocalSource.

      Our manager has also entered into an agreement with DIVA Systems Corporation, which has allowed us to become the first cable operator to offer DIVA's video-on-demand services as part of a digital tier package. DIVA provides a true video-on-demand service over the cable television infrastructure. Customers receive the movies electronically over the network and have full VCR functionality, including pause, play, fast forward and rewind. The movies are delivered with a high quality digital picture and digital sound. DIVA is designed to provide movies at prices comparable to those charged for videotape rentals, pay-per-view and near video-on-demand movies but with far greater convenience and functionality.

      In addition to the Digital Gateway service, customers can select additional digital packages, each of which includes a number of popular cable networks. These packages allow viewers to customize the types of service they receive and fit individual interests. The packages will be generally developed but tailored to satisfy the tastes and needs of the specific local market and will be generally available for an additional $4.95 each per month. Currently, we offer three core programming packages in all of our digital markets and provide a discount by allowing customers to purchase all three packages for the price of two. The packages may include the following:

o The Family Pak, which is comprised of networks such as Discovery, BBC America, Much Music and the Sci-Fi Channel;

o The Movie Pak, which is comprised of specialty movie networks such as six Encore theme channels, Turner Classic Movies, the Independent Film Channel and Romance Classics; and

o The Sports Pak, which consists of several ESPN channels, The Golf Channel, Fox Sports World and Classic Sports.

      In addition to these core programming packages, we have developed additional niche packages, such as Spanish channels or music video channels, reflective of local customer tastes.

      Our manager recently launched its Digital Gateway service in one of its other systems in Rockford, Illinois. In addition to the core digital product, our manager added LocalSource in the Rockford system in May 1999 and launched the video-on-demand application in the Rockford system in November 1999. The Rockford, Illinois system was the first cable television system in the United States to offer video-on-demand service as part of its digital platform.

      As the rebuilds of the Indiana systems are completed during 2000, we will migrate the AT&T Broadband digital product to our interactive digital product. Additionally, in 2000, we expect to convert the Kentucky systems from the existing InterMedia Capital Partners VI, L.P. digital product to our interactive digital product. While the AT&T Broadband and InterMedia Capital Partners VI, L.P. digital products were targeted to fill programming voids and compete with direct broadcast satellite television systems, our Digital Gateway service is designed to provide our customers with an Internet style experience as well as enhanced programming choices, which we believe will result in higher penetration and customer satisfaction and reduced churn. Therefore, we expect to achieve improved penetration in the Indiana systems and the Kentucky systems with our Digital Gateway service from the 10% to 15% penetration that the AT&T Broadband digital products currently achieve within two years of launch. Within twelve months of our manager's launch of the Digital Gateway in its Rockford, Illinois system, several of the activated areas have achieved 18% digital penetration, with incremental revenue per digital customer of $24.00 per month.

      High-Speed Data

      We plan to introduce high-speed data service for personal computers over our network in all of our rebuilt systems. Our manager has signed a distribution agreement with Excite@Home to launch high-speed data service in all of our markets. As of December 31, 1999, Excite@Home served 2,336 of our customers in the Indiana systems and 6,000 of our customers in the Kentucky systems.

      The broad bandwidth of our cable network enables data to be transmitted up to 100 times faster than traditional telephone-based modem technologies, and the cable connection does not interfere with normal telephone activity or usage. For example, cable's on-line customers can download large files from the Internet in a fraction of the time it takes when using any widely available telephone modem technology. Moreover, surfing the Internet on a high-speed network removes the long delays for Web pages to fully appear on the computer screen, allowing the experience to more closely approximate the responsiveness of changing channels on a television set. In addition, the cable modem is always on and does not require the customer to dial into an Internet service provider and await authorization. We believe that these factors of speed and easy accessibility will increase the use and impact of the Internet. Although other high-speed alternatives are being developed to compete with cable, we believe that the cable platform currently is best able to deliver these services.

      In addition to being an Internet service provider, Excite@Home offers its own content. Excite@Home aggregates high quality web sites for customers to explore and also offers various chat rooms, newsgroups, on-line stores, gaming channels, on demand Fox News, NBA and MTV video clips, and easy to use search engines and tip wizards. We expect to offer our customers content of local interest, including community information, local news, sports, entertainment, and weather, through our local home page.

      Our Insight@Home service offers unlimited access to the Internet. The service includes three e-mail addresses and 15 megabytes of space with which to create a personal web site. We are offering the Insight@Home service to cable customers at a price of $29.95 per month plus $10 to $15 to lease the cable modem. Customers may also purchase the cable modem. Non-cable customers are charged an additional $10 per month for the service. Both cable and non-cable customers are charged a $150 installation fee, which we may, at our discretion, discount to promote usage of cable modems. Insight@Home also provides several additional services, such as the ability to dial-up away from the customer's home, multiple computer access and Internet fax services, which should provide additional revenue potential. In addition to customer fees, we expect to generate advertising and e-commerce revenue by selling advertisers and retailers space on our local home pages in exchange for a fee or a share of the revenues.

      Telecommunications

      On March 15, 2000, our manager reached an agreement in principle with AT&T Corp. for the delivery of telephone service utilizing our cable television systems under the "AT&T" brand name. The terms of the agreement in principle provide that we will market, service and bill for local telephone service. AT&T would be required to install and maintain the necessary switching equipment, and would be the local exchange carrier of record. AT&T would pay us a fee for the use of the local telephone lines, and will also compensate us for installation and maintenance services at customers' residences. In addition, AT&T would pay us commissions for sales we make to our customers. We expect to sell the AT&T-branded local telephone service separately and as part of bundled offerings, which would also include the sale of AT&T long-distance telephone services. The agreement in principle is subject to the negotiation and execution of definitive agreements.

Business Background of Our Manager

      Insight Communications was co-founded in 1985 as a limited partnership under the name Insight Communications Company, L.P. by Sidney R. Knafel and Michael S. Willner after a previous association with one another at Vision Cable Communications where Mr. Knafel was co-founder and Chairman and Mr. Willner held various operating positions, ultimately holding the position of Executive Vice President and Chief Operating Officer. Vision Cable was sold to The Newhouse Group Inc. in 1981 and Mr. Willner remained there to run the cable operations until 1985 when he and Mr. Knafel formed Insight Communications.

      Between 1985 and 1988, our manager assembled a group of systems that reflected its focused acquisition criteria of high housing growth in markets with attractive demographics. As a result of this strategy, our manager owned largely suburban systems in high growth corridors of major metropolitan areas. Through housing growth and increased basic penetration in the five years ended December 31, 1997, Insight Communications' systems achieved growth rates for homes passed and customers of 4.8% and 5.9%, respectively, over twice the national average and one of the highest internal growth rates in the industry.

      In addition to many years of conventional cable television experience, Insight Communications' management team has been involved in the development and deployment of full service telecommunications networks since 1989. Through a then-related entity, Insight Communications Company UK, L.P., Insight Communications' management and related parties of Insight Communications entered the cable television market in the United Kingdom, where today modern hybrid fiber-coaxial networks are widely deployed. Messrs. Knafel and Willner remain on the board of NTL Incorporated, the publicly traded successor to the former Insight UK related entity. NTL is currently the largest operator of local broadband communications systems in the United Kingdom, after giving effect to previously announced transactions.

      As a result of its management's British experience, Insight Communications recognized that the technology and products developed in the United Kingdom would migrate to the United States in similar form. Insight Communications focused on planning to rebuild its network promptly after it became clear that the 1996 Telecom Act would encourage competition in the telecommunications industries. Insight Communications understood, however, that the new products and services available with new technology were best deployed in markets which provided for efficiencies for branding and technical investment. Insight Communications' original acquisition strategy, which focused on customer growth, was very successful. However, Insight Communications' management team recognized the opportunity to evolve from its role as a cable television operator providing only home video entertainment into a full service alternative telecommunications network providing not only standard video services, but also interactive digital video, high-speed data access and voice telecommunication products and services.

      Recognizing the opportunities presented by newly available products and services and favorable changes in the regulatory environment, Insight Communications executed a series of asset swaps, acquisitions and entered into several joint ventures that resulted in Insight Communications' current composition. The largest of these transactions were the 50/50 joint ventures formed with AT&T Broadband and it affiliates in October 1998 with respect to the Indiana systems and in October 1999 with respect to the Kentucky systems. As of December 31, 1997, Insight Communications' systems had approximately 180,000 customers with the two largest concentrations in Utah and Indiana, which together represented less than half of its customers. Insight Communications believes that it has successfully transformed its assets so that today it owns, operates and manages a cable television network serving approximately 935,000 customers with approximately 98% of its customers clustered in the contiguous states of Illinois, Indiana, Ohio and Kentucky. Insight Communications' current assets are reflective of its strategy to own systems that have high ratios of customers to headends.

      In July 1999, the holders of the partnership interests of Insight Communications Company, L.P. exchanged their respective partnership interests for common stock of Insight

Communications. As a result, Insight Communications Company, L.P. became a wholly-owned subsidiary of Insight Communications. Simultaneous with the exchange, Insight Communications consummated an initial public offering of 26,450,000 shares of its Class A common stock, raising an aggregate of approximately $650.0 million. Insight Communications is currently listed on the Nasdaq National Market under the symbol "ICCI."

Our Systems

      The Indiana and Kentucky systems serve approximately 748,800 customers and represent approximately 80% of our manager's total customers. We are the largest operator of cable systems in both states. We receive tangible and intangible benefits from our partnership with affiliates of AT&T Broadband including (a) substantial programming discounts and (b) participation in AT&T Broadband affiliate meetings, which affords us in-depth knowledge and understanding about the principal and material issues and challenges facing the cable television industry.

      We are able to realize significant operational synergies due to the size of the clusters in these states and the demographic proximity of all of our systems. In both states we are in the process of rebuilding our system infrastructures to enable us to deliver new technologies, products and services to provide our customers with greater value and choices in the face of growing competition. The highly clustered nature of our systems will enable us to (a) more efficiently invest our marketing dollars and maximize our brand awareness,
(b) more economically introduce new and enhanced services and (c) reduce our overall operating and maintenance costs as a result of our ability to deploy fiber and reduce the number of headends we use throughout our systems. As a result, we believe we will be able to achieve improved operating performance on both a combined and system wide basis.

   The Indiana Systems

      General

      As of December 31, 1999, the Indiana systems passed approximately 494,900 homes and served approximately 322,500 customers. The Indiana systems are owned by Insight Indiana, which is the largest cable operator in the state. Insight Indiana, which was capitalized on October 31, 1998, was a 50/50 joint venture between Insight Communications and an affiliate of AT&T Broadband until the contribution of its equity interests on October 1, 1999 into Insight Midwest, L.P. Insight Communications Company, L.P., our manager, serves as manager of the Indiana systems.

      We believe that further rebuilding of the Indiana systems will yield opportunities for cash flow growth. We have increased our capital investments in the Indiana systems, with initial emphasis on rebuilding the network, activating two-way transmission and combining headends. By the end of 2000, we expect that 93% of our customers in Indiana will be served by three headends. Upon implementation of our state-of-the-art technical platform, we will be deploying new services based on our marketing strategy of bundling products. In addition, we believe that there are additional opportunities to augment our position in the state through additional acquisitions and swaps.

      The Indiana systems are organized in five management districts:

      The Central District

      As of December 31, 1999, the Central District passed approximately 77,800 homes and served approximately 60,000 customers, principally in the community of Bloomington. The City of Bloomington, located 45 miles south of Indianapolis, is the home of Indiana University. Besides the University, major employers include United Technology and General Electric. The median household income for the area is approximately $37,000 per year, while the median family income is approximately $47,500 per year. Household income differs from family income by including income from all persons in all households, including persons living alone and other non-family households.

      Interactive digital video was launched in Bloomington by AT&T Broadband prior to the formation of Insight Indiana. Upon completion of our rebuild, we will migrate the Bloomington digital customers to our interactive Digital Gateway service. The Bloomington system began deploying the Insight@Home service during the first quarter of 2000. Bloomington and parts of Monroe County are expected to be rebuilt to 750 MHz during the second quarter of 2000, with the remainder of the district projected to be rebuilt to 750 MHz by the end of 2000.

      The Southwest District

      At December 31, 1999, the Southwest District passed approximately 120,000 homes and served approximately 67,000 customers, principally in the communities of Evansville and Jasper. The median household income for the area is approximately $36,500 per year, while the median family income is approximately $47,000 per year.

      A related party of Southern Indiana Gas and Electric Co. is overbuilding a portion of our Southwest system. Southern Indiana Gas and Electric Co. has obtained franchises to provide cable television service in the City of Evansville and neighboring areas and commenced service in April 1999. We believe Southern Indiana Gas and Electric Co. is currently offering cable service to an estimated 20,000 homes in our service area and is expected to make the service available to additional homes, and has commenced offering telephone and data service. We responded to this competition by rebuilding the network to 750 MHz and have introduced our interactive Digital Gateway service, including DIVA's video-on-demand service and the LocalSource interactive information service. We have also launched the Insight@Home service in Evansville.

      The Evansville system recently won a competitive bid to supply a data network to the Evansville school system. We are working with TCI Network Solutions to supply this data network and have signed a five-year contract to connect 42 K-12 schools to the data network. Our share of the revenues from this contract will be $500,000 over the life of the contract.

      The Jeffersonville District

      As of December 31, 1999, the Jeffersonville District passed approximately 45,600 homes and served approximately 26,500 customers, principally in the community of Jeffersonville. The Jeffersonville District is in the Louisville, Kentucky metropolitan area, but our Louisville, Kentucky system was not part of our Jeffersonville District as of December 31, 1999.

Jeffersonville's economy is largely influenced by Louisville, Kentucky's largest city, which has developed a diverse economy by adding major service companies such as UPS and Columbia Healthcare to its strong manufacturing base whose major employers include General Electric and Ford Motor Company. The median household income for the area is approximately $36,800 per year, while the median family income is approximately $44,900 per year. Due to its geographic proximity, we intend to integrate the Jeffersonville District with our Louisville, Kentucky system in the spring of 2000 to achieve operational synergies.

            We launched Insight@Home in the Jeffersonville District in April 1999. We have rebuilt the network to 750MHz and plan to introduce our interactive Digital Gateway service with the LocalSource product and the DIVA video-on-demand service upon the integration of the Jeffersonville headend into the Louisville headend in the spring of 2000.

      The Northwest District

      As of December 31, 1999, the Northwest District passed approximately 115,300 homes and served approximately 79,600 customers, principally in the communities of Lafayette, Kokomo, Fowler and Hartford City. The City of Lafayette is the home of Purdue University. Besides the University, major employers include Great Lakes Chemical, Lafayette Life Insurance, General Motors and Delco Remy. The median household income for the area is approximately $39,900 per year, while the median family income is approximately $51,600 per year.

      Most of the Lafayette, Kokomo, Fowler and Hartford City systems have been rebuilt to 750 MHz, with a few areas being finished in 2000. We launched the Insight@Home service in all of the markets. AT&T Broadband launched a digital service in the Kokomo market in late 1998. We plan to migrate those customers to our digital service in 2000, simultaneously with the launch throughout the district of our interactive Digital Gateway service, including the LocalSource product and DIVA's video-on-demand service.

      The Northeast District

      As of December 31, 1999, the Northeast District passed approximately 154,200 homes and served approximately 100,000 customers, principally in the suburban communities near Indianapolis, including Anderson, Richmond and Noblesville. Indianapolis is the state capital of Indiana and is the twelfth largest city in the United States. Major employers include General Motors, Eli Lily and Belden Wire and Cable. The median household income for the area is approximately $46,700 per year, while the median family income is approximately $56,300 per year.

      The Northeast District is expected to be rebuilt to 750 MHz by the summer of 2000. We have launched the Insight@Home service throughout the district. AT&T Broadband launched digital service in several of the markets in 1998, and we plan to migrate those customers to our interactive Digital Gateway service during 2000, simultaneously with the launch throughout the district of our Digital Gateway service, including the LocalSource product and DIVA's video-on-demand service.


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

      The Kentucky Systems

      General

      As of December 31, 1999, the Kentucky systems passed approximately 668,500 homes and served approximately 426,300 customers. The Kentucky systems are owned by Insight Kentucky Partners II, L.P., which is the largest cable operator in the state. Our manager acquired a combined 50% interest in Insight Kentucky's parent on October 1, 1999, with related parties of AT&T Broadband holding the other 50% interest. Simultaneous with this acquisition, all of the equity interests were contributed into Insight Midwest. Insight Communications Company, L.P., our manager, serves as manager of the Kentucky systems.

      Over 95% of the Kentucky systems are located in and around four of the five largest cities in the state: Louisville, Lexington, Covington, and Bowling Green. Upon completion of the rebuild, 100% of Insight Kentucky's customers will be served by a two-way active, 750 MHz, hybrid fiber coaxial network. Additionally, following the consolidation of headends, 100% of the systems' customers will be served by four headends. The rebuild and consolidation of headends are expected to be completed by the end of 2000.

      Summary statistics for the Kentucky systems are as follows:

      Louisville

      As of December 31, 1999, the Louisville system passed approximately 373,900 homes and served approximately 235,600 customers. Louisville is Kentucky's largest city and is located in the northern region of the state, bordering Indiana. Louisville is located within a day's drive of nearly 50% of the United States population, which makes it an important crossroads for trade and business. Major employers in the Louisville metropolitan area include Humana, UPS, General Electric and Ford. The median household income for the area is approximately $40,000 while the median family income is approximately $48,500.

      The Louisville system is currently undergoing a rebuild and we intend to serve all of its customers with two-way 750 MHz hybrid fiber coaxial cable by December 31, 2000. The system is also in the process of interconnecting six headends, which will allow the entire system to be served from a single headend. In addition, we plan to integrate the Jeffersonville, Indiana District into the Louisville system by the spring of 2000.

      InterMedia Capital Partners VI, L.P. launched its digital service in Louisville in November 1998. The service already has approximately 12,400 customers in Kentucky. We plan to migrate these customers to our interactive Digital Gateway service, including the LocalSource product and the DIVA video-on-demand service concurrent with the integration of the Jeffersonville District by the spring of 2000. The Louisville system recently launched the Insight@Home service.


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

      Lexington

      As of December 31, 1999, the Lexington system passed approximately 118,800 homes and served approximately 83,900 customers from a single headend. Lexington is Kentucky's second largest city, located in the Blue Grass region, in the central part of the state. Major employers in the Lexington area include the University of Kentucky, Toyota and Lexmark International. The median household income for the area is approximately $44,000, while the median family income is approximately $56,000.

      The Lexington system is currently undergoing a rebuild and we intend to serve all of its customers with two-way 750 MHz hybrid fiber coaxial cable by September 30, 2000. InterMedia Capital Partners VI, L.P. launched its digital service in Lexington in October of 1998 and achieved penetration levels of approximately 16% in the areas where digital is available. We plan to migrate these customers to our interactive Digital Gateway service, including the LocalSource product and the DIVA video-on-demand service, by mid-year 2000. The Lexington system has launched the Insight@Home service.

      Covington

      As of December 31, 1999, the Covington system passed approximately 126,700 homes and served approximately 73,300 customers from a single headend. Covington is Kentucky's fifth largest city. Major employers in the Covington area include Delta, Toyota, Citicorp and DHL. The median household income for the area is approximately $44,500, while the median family income is approximately $53,800.

      The Covington system is currently undergoing a rebuild and is expected to serve all of its customers with two-way 750 MHz hybrid fiber coaxial cable by September 30, 2000. The Covington system recently launched the Insight@Home service. Digital service is also available in Covington. We plan to migrate the customers of this digital service to our interactive Digital Gateway service, including the LocalSource product and the DIVA video-on-demand service, by mid-year 2000.

      Bowling Green

      As of December 31, 1999, the Bowling Green system passed approximately 33,400 homes and served approximately 22,500 customers from a single headend. Bowling Green is located 120 miles south of Louisville, 110 miles southwest of Lexington and 70 miles north of Nashville, Tennessee. Bowling Green is the fourth largest city in Kentucky and is the economic center for Southcentral Kentucky and is the home of Western Kentucky University. Major employers in the Bowling Green area include Fruit of the Loom, Camping World, Desa International and Holley Replacement Parts. The median household income for the area is approximately $36,500, while the median family income is approximately $45,400.

      The Bowling Green system is fully rebuilt to two-way 750 MHz hybrid fiber coaxial cable. Recently, digital and Insight@Home services have been launched in Bowling Green. We plan to migrate the customers of this digital service to our interactive Digital Gateway service, including the LocalSource product and the DIVA video-on-demand service, by late 2000.


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

      Carrollton

      As of December 31, 1999, the Carrolton system passed approximately 4,500 homes and served approximately 2,500 customers from a single headend. Major employers in the Carrollton area include Dow Corning, Elf-Atochem, Meritor, North American Stainless, and Celotex. The median household income for the area is approximately $27,000, while the median family income is approximately $32,900.

      The Carrollton system is currently undergoing a rebuild and is expected to serve all of its customers with two-way 750 MHz hybrid fiber coaxial cable by year end 2000.

Customer Rates

      Rates charged to customers vary based on the market served and service selected. As of December 31, 1999, the average monthly fee was approximately $12.46 for basic service and an additional monthly fee of approximately $15.17 for Classic service for the Indiana systems and approximately $11.49 for basic service and an additional monthly fee of approximately $16.64 for Classic service for the Kentucky systems. As of December 31, 1999, the weighted average revenue, including special promotions, for our monthly combined basic and classic service was approximately $27.98. The national average was $28.92 for the same services as of December 31, 1999, as reported by Paul Kagan & Associates.

      A one-time installation fee, which we may reduce during promotional periods, is charged to new customers, as well as reconnected customers. We charge monthly fees for set top boxes and remote control devices. We also charge administrative fees for delinquent payments for service. Customers are free to discontinue service at any time without additional charge and may be charged a reconnection fee to resume service. Commercial customers, such as hotels, motels and hospitals, are charged negotiated monthly fees and a non-recurring fee for the installation of service. Multiple dwelling unit accounts may be offered a bulk rate in exchange for single-point billing and basic service to all units.

Sales and Marketing

      We seek to increase customer penetration levels for our basic service, Classic service, premium channels and enhanced products and services through a variety of marketing, branding and promotional strategies. We also seek to maximize our revenue per customer through the use of packaging strategies to market premium services and to develop and promote niche programming services. We regularly use targeted telemarketing, cross channel TV spots and direct mail campaigns to sell these packages and services to our existing customer base. Our customer service representatives are trained and given the support to use their daily contacts with customers as opportunities to sell our new service offerings.

      Due to the nature of the communities we serve, we are able to market our services in ways not typically used by urban cable operators. We can market products and services to our customers at our local offices where many of our customers pay their cable bills in person. Examples of our in-store marketing include the promotion of premium services as well as point-of-purchase displays that will allow customers to experience our high-speed Internet service and digital products. We aggressively promote our services utilizing both broad and targeted marketing tactics, including outdoor billboards, outbound telemarketing, retail partnerships, direct mail, door-to-door sales, cross-channel promotion, print and broadcast.

      We build awareness of the Insight Communications' brand through advertising campaigns and strong community relations. As a result of our branding efforts and consistent service standards, we believe we have developed a reputation for quality and reliability. We also believe that our marketing strategies are particularly effective due to our regional clustering, and market significance which enables us to reach a greater number of both current and potential customers in an efficient, uniform manner.

      Prior to the introduction of telecommunication service though our manager's proposed agreement with AT&T, we intend to aggressively pursue co-marketing campaigns with AT&T. We launched a campaign in Evansville, Indiana where customers subscribing to the digital service who are also AT&T long distance customers realize savings off of their cable and long distance bills. We expect to rollout similar programs in other systems until we are able to provide the complete package of entertainment, information and telecommunication products on a bundled basis.

Programming Supply

      Most cable companies purchase their programming product directly from the program networks by entering into a contractual relationship with the program supplier. The vast majority of these program suppliers offer the cable operator license fee rate cards with size-based volume discounts and other financial incentives, such as launch and marketing support and cross-channel advertising.

      Currently there are over 130 cable networks competing for carriage on our analog and digital platforms. We have continued to leverage both our systems' analog rebuilds and newly deployed digital packages as an incentive to our suppliers to secure long term programming deals with reasonable price structures and other creative financial arrangements to offset license fee increases.

      Because of our relationship with AT&T Broadband, we have the right to purchase programming services for our systems directly through AT&T Broadband's programming supplier Satellite Services, Inc. We believe that Satellite Services has attractive programming costs. Additionally, given the clustering of our systems in the Midwest, we have been successful in affiliating with regionally based programming products, such as sports and news, at lower than average license fees.

Commitment to Community Relations

      We believe that maintaining strong community relations will continue to be an important factor in ensuring our long-term success. Our community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. In addition, members of our management team host community events for political and business leaders as well as representatives of the local media where they discuss the operations of our manager and recent developments in the telecommunications industry. We have received numerous awards recognizing our ongoing community relations. We believe that our ongoing community relations initiatives result in consumer and governmental goodwill and name recognition, which have increased customer loyalty and will likely facilitate any future efforts to provide new telecommunications services.

      We encourage all of our local management teams to take leadership roles in community and civic activities. Over the years, our systems have received numerous awards in recognition of their efforts to support local causes and charities as well as programs that encourage a better way of life in the communities they serve. Awards have been received from such diverse organizations as the Epilepsy Foundation, the YMCA Black Achievers, the Domestic Violence Center and Project Welcome Home, which provides assistance to less fortunate people in the community.

      Cable industry recognition and awards for excellence in marketing and programming have been received by several of our systems including the Lafayette, Indiana system.

      All of our systems provide ongoing support for Cable in the Classroom, an industry initiative that earns recognition both locally and nationally for its efforts in furthering the education of children.

      One of the advantages a local cable operator has over nationally distributed competitors is its ability to develop local programming. To further strengthen community relations and differentiate us from direct broadcast satellite television systems and other multichannel video providers, we provide locally produced and oriented programming. Several of our systems have full production capabilities, with in-house and/or mobile production studios to create local content. To attract viewers, we offer a broad range of local programing alternatives, including community information, local government proceedings and local specialty interest shows. In some of our markets, we are the exclusive broadcaster of local college and high school sporting events, which we believe provides unique programming and builds customer loyalty. We believe that our emphasis on local programming creates significant opportunities for increased advertising revenues. Locally originated programming will also play an integral role in the deployment of our new and enhanced products and services. Customized local content will be available to our customers through our digital cable and high-speed data services, as users will be able to access local information, such as weather reports, school closings and community event schedules on demand.

Franchises

      Cable television systems are constructed and operated under fixed-term non-exclusive franchises or other types of operating authorities that are granted by either local governmental or centralized state authorities. These franchises typically contain many conditions, such as:

      o     Time limitations on commencement and completion of construction;

      o Conditions of service, including the number of channels, the provision of free service to schools and other public institutions;

      o     The maintenance of insurance and indemnity bonds; and

      o     The payment of fees to communities.


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

These local franchises are subject to limits imposed by federal law.

      As of December 31, 1999, we held 327 franchises in the aggregate, consisting of 139 in the Indiana systems and 188 in the Kentucky systems. Many of these franchises require the payment of fees to the issuing authorities of 3% to 5% of gross revenues, as defined by each franchise agreement, from the related cable system. The 1984 Cable Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross annual revenues and also permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances that render performance commercially impracticable.

      The following table summarizes information relating to the year of expiration of our franchises as of December 31, 1999:

                                                                                Percentage of         Number of          Percentage
                                                             Number of             Total                Basic            Total Basic
Year of Franchise Expiration                                 Franchises          Franchises           Customers           Customers
----------------------------                                 ----------          ----------           ---------           ---------

Expired* .....................................                     1                 0.3%                2,571               0.3%
2000 .........................................                    18                 5.5                26,509               3.5
2001 .........................................                     7                 2.1                 5,242               0.7
2002 .........................................                    15                 4.6                44,604               6.0
2003 .........................................                    22                 6.7                18,676               2.5
After 2003 ...................................                   264                80.8               651,231              87.0
                                                             -------               -----               -------             -----

Total ........................................                   327               100.0%              748,833             100.0%
                                                             =======               =====               =======             =====

* This franchise is currently operating under an overlapping system's franchise agreement. Formal consolidation is currently underway.

      The Cable Act provides, among other things, for an orderly franchise renewal process which limits a franchising authority's ability to deny a franchise renewal if the incumbent operator follows prescribed renewal procedures. In addition, the Cable Act established comprehensive renewal procedures which require, when properly elected by an operator, that an incumbent franchisee's renewal application be assessed on its own merits and not as part of a comparative process with competing applications.

      We believe that our cable systems generally have good relationships with their respective franchise authorities. We never had a franchise revoked or failed to have a franchise renewed.

Competition

      Cable systems face increasing competition from alternative methods of receiving and distributing their core video business. Both wireline and wireless competitors have made inroads in competing against incumbent cable operators. The extent to which a cable operator is competitive depends, in part, upon its ability to provide to customers, at a reasonable price, a greater variety of programming and other communications services than are available off-air or through alternative delivery sources and upon superior technical performance and customer service.

      Congress has enacted legislation and the FCC has adopted regulatory policies providing a more favorable operating environment for new and existing technologies, in particular direct broadcast satellite television systems operators, that have the potential to provide increased competition to cable systems. Recently enacted legislation permits direct broadcast satellite companies to retransmit local television signals, eliminating one of the objections of consumers about switching to satellites.

      The 1996 Telecom Act makes it easier for local exchange telephone companies and others to provide a wide variety of video services competitive with services provided by cable systems. Various local exchange telephone companies currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including the deployment of broadband cable networks and the use of wireless transmission facilities. Local exchange telephone companies in various states have either announced plans, obtained local franchise authorizations or are currently competing with our cable communications systems. Currently, our most significant wireline competition is from a related party of Southern Indiana Gas and Electric Co., which has been awarded cable franchises in the Evansville, Indiana metropolitan area that are currently served by us as the incumbent cable operator. Local exchange telephone companies and other companies also provide facilities for the transmission and distribution to homes and businesses of interactive computer-based services, including the Internet, as well as data and other non-video services. The ability of local exchange telephone companies to cross-subsidize video, data and telecommunication services also poses some threat to cable operators.

      Franchised cable systems compete with private cable systems for the right to service condominiums, apartment complexes and other multiple unit residential developments. The operators of these private systems, known as satellite master antenna television systems, often enter into exclusive agreements with apartment building owners or "homeowners" associations that preclude franchised cable television operators from serving residents of such private complexes. However, the 1984 Cable Act gives franchised cable operators the right to use existing compatible easements within their franchise areas on nondiscriminatory terms and conditions. Accordingly, where there are preexisting compatible easements, cable operators may not be unfairly denied access or discriminated against with respect to access to the premises served by those easements. Conflicting judicial decisions have been issued interpreting the scope of the access right granted by the 1984 Cable Act, particularly with respect to easements located entirely on private property.

      The 1996 Telecom Act may exempt some of our competitors from regulation as cable systems. The 1996 Telecom Act amends the definition of a "cable system" such that providers of competitive video programming are only regulated and franchised as "cable systems" if they use public rights-of-way. Thus, a broader class of entities providing video programming, including operators of satellite master antenna television systems, may be exempt from regulation as cable television systems under the 1996 Telecom Act. This exemption may give these entities a competitive advantage over us.

      Direct broadcast television systems use digital video compression technology to increase the channel capacity of their systems. Direct broadcast satellite television system programming is currently available to individual households, condominiums and apartment and office complexes through conventional, medium and high-power satellites. High-power direct broadcast satellite television system service is currently being provided by DIRECTV, Inc., and EchoStar

Communications Corporation, and medium-power service is being provided by PrimeStar, Inc. DIRECTV recently acquired PrimeStar's medium-power direct broadcast satellite business and United States Satellite Broadcasting. These and other recently announced transactions have resulted in DIRECTV and EchoStar obtaining additional high-power channel capacity of direct broadcast satellite television systems through the acquisition of other direct broadcast satellite television system facilities and channel capacity. DIRECTV and EchoStar have thereby significantly increased the number of channels on which they can provide programming to customers. Direct broadcast satellite television systems have some advantages over cable systems that were not rebuilt, such as greater channel capacity and digital picture quality. In addition, legislation has recently been enacted which permits direct broadcast satellite television systems to deliver television stations in their local markets. The disadvantages of direct broadcast satellite television systems currently include expensive up-front customer equipment and installation costs and a lack of local programming and service.

      Several telephone companies are introducing digital subscriber line technology, which allows Internet access over traditional phone lines at data transmission speeds greater than those available by modem. Although these transmission speeds are not as great as the transmission speeds of a cable modem, we believe that the transmission speeds of digital subscriber line technology are sufficiently high that such technology will compete with cable modem technology. The FCC is currently considering its authority to promulgate rules to facilitate the deployment of these services and regulate areas including high-speed data and interactive Internet services. We cannot predict the outcome of any FCC proceedings, or the impact of that outcome on the success of our Internet access services or on our operations.

      Cable operators also compete with wireless program distribution services such as analog and digital multichannel, multipoint distribution service, which use microwave frequencies to transmit video programming over-the-air to customers. There are operators of multipoint multichannel distribution systems who are authorized to provide or are providing broadcast and satellite programming to customers in areas served by our cable systems.

      Additionally, the FCC adopted regulations allocating frequencies in the 28 GHz band for a new service called local multipoint distribution service that can be used to provide video services similar to multipoint multichannel distribution systems. The FCC held spectrum auctions for local multipoint distribution service licenses in 1998 and 1999.

      As we expand our offerings to include local telephone services, we will be subject to competition from existing providers, including both local exchange telephone companies and long-distance carriers. The telecommunications industry is highly competitive and many telephone service providers may have greater financial resources than we have, or have established relationships with regulatory authorities. We cannot predict the extent to which the presence of these competitors will influence customer penetration in our local telephone service areas.

      Other new technologies may become competitive with services that cable communications systems can offer. Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, we cannot predict the effect of ongoing or future developments on the cable communications industry or on our operations.

      The most competitive alternatives to the incumbent cable operator are operators of direct broadcast satellite systems, operators of multipoint distribution systems and direct wireline overbuilders.

o Direct broadcast satellite television systems have more channels and better picture and sound quality over cable operators who have not rebuilt their systems nor added digital. However, direct broadcast satellite television systems have a limited ability to offer locally produced programming, and do not have a significant local presence in the community. In addition, direct broadcast satellite television systems are more expensive than cable, especially if it is desired to be on more than one TV in the household. Finally, direct broadcast satellite television systems do not have the same full two-way capability, which we believe will limit its ability to compete in a meaningful way in high-speed data and voice telecommunication.

o Multipoint multichannel distribution systems offers a lower cost alternative to direct broadcasting satellite television systems, but serious transmission limitations caused by the need to have line of sight access to customers have hampered its growth. Multipoint multichannel distribution systems are also not currently capable of delivering a fully two-way alternative to cable's high-speed data and has no immediate plans to deliver voice telecommunication. Hybrid platforms, using the telephone for upstream, have speed and technical limitations when compared to a broadband network.

      Cable television systems are operated under non-exclusive franchises granted by local authorities thereby allowing more than one cable system to be built in the same area. Although the number of municipal and commercial overbuild cable systems is small, the potential profitability of a cable system is adversely affected if the local customer base is divided among multiple systems. Additionally, constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor's overbuild would need to be able to serve the homes in the overbuilt area on a more cost-effective basis than we can. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming.

Employees

      As of December 31, 1999, we employed 1,346 full-time employees and 71 part-time employees. In addition to our current employees, we also receive assistance and management expertise for our systems from the employees of our manager. We consider our relations with our employees to be good. Other than 21 employees, none of our employees is subject to a collective bargaining obligation. Such 21 employees are represented by Local 4900 of the Communications Workers of America, AFL-CIO-CLC. Their union contract expired on October 30, 1998 and we are currently negotiating a new contract.

Properties

      A cable television system consists of three principal operating components:

      o The first component, the signal reception processing and originating point, called a "headend," receives television, cable programming service, radio and data signals that are transmitted by means of off-air antennas, microwave relay systems and satellite earth systems. Each headend includes a tower, antennae or other receiving equipment at a location favorable for receiving broadcast signals and one or more earth stations that receives signals transmitted by satellite. The headend facility also houses the electronic equipment which amplifies, modifies and modulates the signals, preparing them for passage over the system's network of cables;

      o The second component of the system, the distribution network, originates at the headend and extends throughout the system's service area. A cable system's distribution network consists of microwave relays, coaxial or fiber optic cables placed on utility poles or buried underground and associated electronic equipment;

      o The third component of the system is a "drop cable," which extends from the distribution network into each customer's home and connects the distribution system to the customer's television set.

      We own and lease parcels of real property for signal reception sites which house our antenna towers and headends, microwave complexes and business offices which includes our principal executive offices. In addition, we own our cable systems' distribution networks, various office fixtures, test equipment and service vehicles. The physical components of our cable systems require maintenance and periodic rebuilding to keep pace with technological advances. We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations as presently conducted and as proposed to be conducted.

Legal Proceedings

      Certain of the Insight Indiana and Insight Kentucky systems were named in class actions in which the plaintiffs generally alleged that late fees charged by the systems were not reasonably related to the costs incurred by the cable systems as a result of the late payment. Plaintiffs sought compensation from the systems for late fees charged in past periods. These actions were settled in March 2000 pursuant to a settlement agreement entered into with the defendants and their attorneys.

      Various local franchising authorities in the Kentucky systems filed basic service rate orders requiring us to cease collecting state and local property taxes from customers. We have announced that certain of our Kentucky systems will grant a one-time credit to customers as a result of settlement agreements with local franchising authorities. However, the Telecommunications Board of Northern Kentucky has commenced administrative proceedings relating to such rate order which we are vigorously defending. There can be no assurance that we will enter into a similar settlement agreement in Northern Kentucky. As part of the settlements, AT&T Broadband has agreed to reimburse the Kentucky systems for rate refunds payable to customers in those communities subject to rate orders.

      Insight Kentucky and certain prior owners of the Kentucky systems, including affiliates of AT&T Broadband, have been named in class actions generally alleging that the Kentucky systems have improperly passed through state and local property tax charges to customers. The plaintiffs in these actions seek monetary damages and the enjoinment of the collection of such taxes. Such class actions are (i) Alfred P. Sykes, Jr., Charles Pearl, Linda Pearl vs. InterMedia Partners of Kentucky, L.P. and TCI TKR of Jefferson County, Inc., which was filed on March 26, 1999 in Jefferson County

Circuit Court and consolidated with James F. Dooley vs. TCI TKR of Jefferson County and InterMedia Partners of Kentucky, L.P., which was filed on March 24, 1999 in Jefferson County Circuit Court, and (ii) Charles Shaw and Loretta Shaw vs. TCI TKR of Northern Kentucky, Inc. TCI TKR of Southern Kentucky, Inc., TCI Cablevision of North Central Kentucky, Inc., TCI Cablevision of Kentucky, Inc. and InterMedia Partners of Kentucky, L.P., which was filed on June 4, 1999 in the Franklin County Circuit Court. The classes have been certified in these actions and we are defending these actions vigorously. Plaintiff's counsel filed an additional class action lawsuit in Boone County Circuit Court entitled R. Stafford Johnson v. Insight Kentucky Partners II, L.P., TCI/TKR of Northern Kentucky, Inc. et. al. on October 27, 1999, making the same allegations as the other filed actions. This lawsuit was dismissed on January 21, 2000, due to the existence of Franklin County case which was held to be a superior action with identical issues. We believe that the Kentucky systems have substantial and meritorious defenses to these claims, especially claims by customers that reside in the communities that have entered into settlement agreements with the Kentucky systems, as described above. We have filed motions to dismiss both the Jefferson County and Franklin County actions. The Franklin County court has denied such motion, and the denial order is currently under reconsideration. The Jefferson County Court has yet to issue an order with respect to such motion to dismiss. On April 30, 1999, InterMedia Capital Partners VI, L.P. submitted a request for indemnity to affiliates of AT&T Broadband for certain losses arising out of these matters pursuant to the contribution agreement dated October 30, 1997 under which these systems were contributed to InterMedia Capital Partners VI, L.P.

      We believe there are no other pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us.


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

                           LEGISLATION AND REGULATION

      The cable television industry is regulated by the FCC, some state governments and the applicable local governments. In addition, various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect us and our manager. The following is a summary of federal laws and regulations materially affecting the growth and operation of the cable television industry and a description of certain state and local laws. We believe that the regulation of the cable television industry remains a matter of interest to Congress, the FCC and other regulatory authorities. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on us and our manager.

Federal Legislation

      The principal federal statute governing the cable television industry is the Communications Act. As it affects the cable television industry, the Communications Act has been significantly amended on three occasions, by the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act altered the regulatory structure governing the nation's telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation. In addition, the 1996 Telecom Act required the FCC to undertake a number of rulemakings to implement the legislation, some of which have yet to be completed.

Federal Regulation

      The FCC, the principal federal regulatory agency with jurisdiction over cable television, has adopted regulations covering such areas as cross-ownership between cable television systems and other communications businesses, carriage of television broadcast programming, cable rates, consumer protection and customer service, leased access, indecent programming, programmer access to cable television systems, programming agreements, technical standards, consumer electronics equipment compatibility, ownership of home wiring, program exclusivity, equal employment opportunity, consumer education and lockbox enforcement, origination cablecasting and sponsorship identification, children's programming, signal leakage and frequency use, maintenance of various records, and antenna structure notification, marking and lighting. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. A brief summary of certain of these federal regulations as adopted to date follows.

      Rate Regulation

      The 1984 Cable Act codified existing FCC preemption of rate regulation for premium channels and optional non-basic program tiers. The 1984 Cable Act also deregulated basic cable rates for cable television systems determined by the FCC to be subject to effective competition. The 1992 Cable Act substantially changed the previous statutory and FCC rate regulation standards. The 1992 Cable Act replaced the FCC's old standard for determining effective


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

competition, under which most cable television systems were not subject to rate regulation, with a statutory provision that resulted in nearly all cable television systems becoming subject to rate regulation of basic service. The 1996 Telecom Act expands the definition of effective competition to cover situations where a local telephone company or its affiliate, or any multichannel video provider using telephone company facilities, offers comparable video service by any means except direct broadcast satellite television systems. Satisfaction of this test deregulates all rates.

      For cable systems not subject to effective competition, the 1992 Cable Act required the FCC to adopt a formula for franchising authorities to assure that basic cable rates are reasonable; allowed the FCC to review rates for cable programming service tiers, other than per-channel or per-program services, in response to complaints filed by franchising authorities and/or cable customers; prohibited cable television systems from requiring basic customers to purchase service tiers above basic service in order to purchase premium services if the system is technically capable of compliance; required the FCC to adopt regulations to establish, on the basis of actual costs, the price for installation of cable service, remote controls, converter boxes and additional outlets; and allowed the FCC to impose restrictions on the retiering and rearrangement of cable services under certain limited circumstances. The 1996 Telecom Act limited the class of complainants regarding cable programming service tier rates to franchising authorities only, after first receiving two rate complaints from local customers, and ended FCC regulation of cable programming service tier rates on March 31, 1999. The 1996 Telecom Act also relaxes existing uniform rate requirements by specifying that such requirements do not apply where the operator faces effective competition, and by exempting bulk discounts to multiple dwelling units, although complaints about predatory pricing may be lodged with the FCC.

      The FCC's implementing regulations contain standards for the regulation of basic service rates. Local franchising authorities and the FCC, respectively, are empowered to order a reduction of existing rates which exceed the maximum permitted level for basic services and associated equipment, and refunds can be required. The FCC adopted a benchmark price cap system for measuring the reasonableness of existing basic service rates. Alternatively, cable operators have the opportunity to make cost-of-service showings which, in some cases, may justify rates above the applicable benchmarks. The rules also require that charges for cable-related equipment, converter boxes and remote control devices, for example, and installation services be unbundled from the provision of cable service and based upon actual costs plus a reasonable profit. The regulations also provide that future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and increased programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable television operator adds or deletes channels. There is also a streamlined cost-of-service methodology available to justify a rate increase on the basic tier for "significant" system rebuilds or upgrades.

      As a further alternative, in 1995 the FCC adopted a simplified cost-of-service methodology which can be used by "small cable systems" owned by "small cable companies." A "small system" is defined as a cable television system which has, on a headend basis, 15,000 or fewer basic customers. A "small cable company" is defined as an entity serving a total of 400,000 or fewer basic customers that is not affiliated with a larger cable television company, that is to say that a larger cable television company does not own more than a 20 percent equity share or exercise de jure control. This small system rate-setting methodology almost always results in rates which exceed those produced by the cost-of-service rules applicable to larger cable television operators.


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

Once the initial rates are set they can be adjusted periodically for inflation and external cost changes as described above. When an eligible "small system" grows larger than 15,000 basic customers, it can maintain its then current rates but it cannot increase its rates in the normal course until an increase would be warranted under the rules applicable to systems that have more than 15,000 customers. When a "small cable company" grows larger than 400,000 basic customers, the qualified systems it then owns will not lose their small system eligibility. If a small cable company sells a qualified system, or if the company itself is sold, the qualified systems retain that status even if the acquiring company is not a small cable company. Our manager was a "small cable company" prior to the October 30, 1998 completion of the AT&T Broadband joint venture relating to our Indiana systems, but it no longer enjoys this status and, as a result, we are no longer entitled to this benefit. However, as noted above, the systems with less than 15,000 customers owned by us prior to the completion of the AT&T Broadband transaction remain eligible for "small system" rate regulation.

      Finally, there are regulations which require cable television systems to permit customers to purchase video programming on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic service tier, unless the cable television system is technically incapable of doing so. Generally, this exemption from compliance with the statute for cable television systems that do not have such technical capability is available until a cable television system obtains the capability, but not later than December 2002.

      Carriage of Broadcast Television Signals

      The 1992 Cable Act contains signal carriage requirements which allow commercial television broadcast stations that are "local" to a cable television system, that is to say that the system is located in the station's area of dominant influence, to elect every three years whether to require the cable television system to carry the station, subject to certain exceptions, or whether the cable television system will have to negotiate for "retransmission consent" to carry the station. The next election between must-carry and retransmission consent will be October 1, 2002. A cable television system is generally required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to mandatory carriage requirements or the retransmission consent requirements of the 1992 Cable Act. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within the larger of:
(a) a 50 mile radius from the station's city of license; or (b) the station's Grade B contour, a measure of signal strength. Unlike commercial stations, noncommercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems have to obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations," which are commercial satellite-delivered independent stations such as WGN. To date, compliance with the "retransmission consent" and "must carry" provisions of the 1992 Cable Act has not had a material effect on us, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated. The FCC has initiated a rulemaking proceeding on the carriage of television signals in high definition and digital formats. The outcome of this proceeding could have a material effect on the number of services that a cable operator will be required to carry.


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

      Deletion of Certain Programming

      Cable television systems that have 1,000 or more customers must, upon the appropriate request of a local television station, delete the simultaneous or nonsimultaneous network programming of a distant station when such programming has also been contracted for by the local station on an exclusive basis. FCC regulations also enable television stations that have obtained exclusive distribution rights for syndicated programming in their market to require a cable television system to delete or "black out" such programming from other television stations which are carried by the cable television system.

      Franchise Fees

      Although franchising authorities may impose franchise fees under the 1984 Cable Act, such payments cannot exceed 5% of a cable television system's annual gross revenues. Under the 1996 Telecom Act, franchising authorities may not exact franchise fees from revenues derived from telecommunications services, although they may be able to exact some additional compensation for the use of public rights-of-way. Franchising authorities are also empowered, in awarding new franchises or renewing existing franchises, to require cable television operators to provide cable-related facilities and equipment and to enforce compliance with voluntary commitments. In the case of franchises in effect prior to the effective date of the 1984 Cable Act, franchising authorities may enforce requirements contained in the franchise relating to facilities, equipment and services, whether or not cable-related. The 1984 Cable Act, under certain limited circumstances, permits a cable operator to obtain modifications of franchise obligations.

      Renewal of Franchises

      The 1984 Cable Act and the 1992 Cable Act establish renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal and to provide specific grounds for franchising authorities to consider in making renewal decisions, including a franchisee's performance under the franchise and community needs. Even after the formal renewal procedures are invoked, franchising authorities and cable television operators remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as rebuilding facilities and equipment, although the municipality must take into account the cost of meeting such requirements. Similarly, if a franchising authority's consent is required for the purchase or sale of a cable television system or franchises, such authority may attempt to impose burdensome or onerous franchise requirements in connection with a request for such consent. Historically, franchises have been renewed for cable television operators that have provided satisfactory services and have complied with the terms of their franchises. At this time, we are not aware of any current or past material failure on our part to comply with our franchise agreements. We believe that we have generally complied with the terms of our franchises and have provided quality levels of service.

      The 1992 Cable Act makes several changes to the process under which a cable television operator seeks to enforce its renewal rights which could make it easier in some cases for a franchising authority to deny renewal. Franchising authorities may consider the "level" of programming service provided by a cable television operator in deciding whether to renew. For


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

alleged franchise violations occurring after December 29, 1984, franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has "effectively acquiesced" to such past violations. Rather, the franchising authority is estopped if, after giving the cable television operator notice and opportunity to cure, it fails to respond to a written notice from the cable television operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be "harmless error."

      Channel Set-Asides

      The 1984 Cable Act permits local franchising authorities to require cable television operators to set aside certain television channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties to provide programming that may compete with services offered by the cable television operator. The 1992 Cable Act requires leased access rates to be set according to a formula determined by the FCC.

      Ownership

      The 1996 Telecom Act repealed the statutory ban against local exchange carriers providing video programming directly to customers within their local exchange telephone service areas. Consequently, the 1996 Telecom Act permits telephone companies to compete directly with operations of cable television systems. Under the 1996 Telecom Act and FCC rules adopted to implement the 1996 Telecom Act, local exchange carriers may provide video service as broadcasters, common carriers, or cable operators. In addition, local exchange carriers and others may also provide video service through "open video systems," a regulatory regime that may give them more flexibility than traditional cable television systems. Open video system operators, including local exchange carriers, can, however, be required to obtain a local cable franchise, and they can be required to make payments to local governmental bodies in lieu of cable franchise fees. In general, open video system operators must make their systems available to programming providers on rates, terms and conditions that are reasonable and nondiscriminatory. Where carriage demand by programming providers exceeds the channel capacity of an open video system, two-thirds of the channels must be made available to programmers unaffiliated with the open video system operator.

      The 1996 Telecom Act generally prohibits local exchange carriers from purchasing any ownership interest in a cable television system exceeding 10% located within the local exchange carriers telephone service area, prohibits cable operators from purchasing local exchange carriers whose service areas are located within the cable operator's franchise area, and prohibits joint ventures between operators of cable television systems and local exchange carriers operating in overlapping markets. There are some statutory exceptions, including a rural exemption that permits buyouts in which the purchased cable television system or local exchange carrier serves a non-urban area with fewer than 35,000 inhabitants, and exemptions for the purchase of small cable television systems located in non-urban areas. Also, the FCC may grant waivers of the buyout provisions in certain circumstances.


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

      The 1996 Telecom Act makes several other changes to relax ownership restrictions and regulations of cable television systems. The 1996 Telecom Act repeals the 1992 Cable Act's three-year holding requirement pertaining to sales of cable television systems. The statutory broadcast/cable cross-ownership restrictions imposed under the 1984 Cable Act have been eliminated, although the FCC's regulations prohibiting broadcast/cable common-ownership currently remain in effect. The FCC's rules also generally prohibit cable operators from offering satellite master antenna service separate from their franchised systems in the same franchise area, unless the cable operator is subject to "effective competition" there.

      The 1996 Telecom Act amends the definition of a "cable system" under the Communications Act so that competitive providers of video services will be regulated and franchised as "cable systems" only if they use public rights-of-way. Thus, a broader class of entities providing video programming may be exempt from regulation as cable television systems under the Communications Act.

      Pursuant to the 1992 Cable Act, the FCC has imposed limits on the number of cable television systems which a single cable television operator can own. In general, no cable television operator can have an attributable interest in cable television systems which serve more than 30% of all multi-channel video programming distributors nationwide. Attributable interests for these purposes include voting interests of 5% or more, non-voting interests of 33% or more of the total assets (debt plus equity), officerships, directorships and general partnership interests. The FCC has stayed the effectiveness of its horizontal ownership rules pending the outcome of the appeal from the U.S. District Court decision holding the multiple ownership limit provision of the 1992 Cable Act unconstitutional.

      The FCC has also adopted rules which limit the number of channels on a cable television system which can be occupied by national video programming services in which the entity which owns the cable television system has an attributable interest. The limit is 40% of the first 75 activated channels.

      The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services, including cable television, notwithstanding the Public Utilities Holding Company Act of 1935, as amended. Electric utilities must establish separate subsidiaries known as "exempt telecommunications companies" and must apply to the FCC for operating authority. Due to their resources, electric utilities could be formidable competitors to traditional cable television systems.

      Access to Programming

      The 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. Of special significance from a competitive business posture, the 1992 Cable Act precludes video programmers affiliated with cable companies from favoring their affiliated cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies.

      Privacy


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      The 1984 Cable Act imposes a number of restrictions on the manner in which cable television operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable television operator was found to have violated the customer privacy provisions of the 1984 Cable Act, it could be required to pay damages, attorneys' fees and other costs. Under the 1992 Cable Act, the privacy requirements were strengthened to require that cable television operators take such actions as are necessary to prevent unauthorized access to personally identifiable information.

      Franchise Transfers

      The 1992 Cable Act requires franchising authorities to act on any franchise transfer request submitted after December 4, 1992 within 120 days after receipt of all information required by FCC regulations and by the franchising authority. Approval is deemed to be granted if the franchising authority fails to act within such period.

      Technical Requirements

      The FCC has imposed technical standards applicable to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108 to 137 MHz and 225 to 400 MHz bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable television system signal leakage. Periodic testing by cable television operators for compliance with the technical standards and signal leakage limits is required and an annual filing of the results of these measurements is required. The 1992 Cable Act requires the FCC to periodically update its technical standards to take into account changes in technology. Under the 1996 Telecom Act, local franchising authorities may not prohibit, condition or restrict a cable television system's use of any type of customer equipment or transmission technology.

      The FCC has adopted regulations to implement the requirements of the 1992 Cable Act designed to improve the compatibility of cable television systems and consumer electronics equipment. These regulations, among other things, generally prohibit cable television operators from scrambling their basic service tier. The 1996 Telecom Act directs the FCC to set only minimal standards to assure compatibility between television sets, VCRs and cable television systems, and to rely on the marketplace. Pursuant to the 1992 Cable Act, the FCC has adopted rules to assure the competitive availability to consumers of customer premises equipment, such as converters, used to access the services offered by cable television systems and other multichannel video programming distributors. Pursuant to those rules, consumers are given the right to attach compatible equipment to the facilities of their multichannel video programming distributors so long as the equipment does not harm the network, does not interfere with the services purchased by other customers and is not used to receive unauthorized services. As of July 1, 2000, multichannel video programming distributors, other than operators of direct broadcast satellite television systems, are required to separate security from non-security functions in the customer premises equipment which they sell or lease to their customers and offer their customers the option of using component security modules obtained from the multichannel video programming distributors with set-top units purchased or leased from retail outlets. As of January 1, 2005, multichannel video


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

programming distributors will be prohibited from distributing new set-top equipment integrating both security and non-security functions to their customers.

      Pursuant to the 1992 Cable Act, the FCC has adopted rules implementing an emergency alert system. The rules require all cable television systems to provide an audio and video emergency alert system message on at least one programmed channel and a video interruption and an audio alert message on all programmed channels. The audio alert message is required to state which channel is carrying the full audio and video emergency alert system message. The FCC rules permit cable television systems either to provide a separate means of alerting persons with hearing disabilities of emergency alert system messages, such as a terminal that displays emergency alert system messages and activates other alerting mechanisms or lights, or to provide audio and video emergency alert system messages on all channels. Cable television systems with 10,000 or more basic customers per headend were required to install emergency alert system equipment capable of providing audio and video emergency alert system messages on all programmed channels by December 31, 1998. Cable television systems with 5,000 or more but fewer than 10,000 basic customers per headend will have until October 1, 2002 to comply with that requirement. Cable television systems with fewer than 5,000 basic customers per headend will have a choice of providing either a national level emergency alert system message on all programmed channels or installing emergency alert system equipment capable of providing audio alert messages on all programmed channels, a video interrupt on all channels, and an audio and video emergency alert system message on one programmed channel. This must be accomplished by October 1, 2002.

      Inside Wiring; Customer Access

      In a 1997 order, the FCC established rules that require an incumbent cable operator upon expiration of a multiple dwelling unit service contract to sell, abandon, or remove "home run" wiring that was installed by the cable operator in a multiple dwelling unit building. These inside wiring rules are expected to assist building owners in their attempts to replace existing cable operators with new programming providers who are willing to pay the building owner a higher fee, where such a fee is permissible. Additionally, the FCC has proposed to restrict exclusive contracts between building owners and cable operators or other multichannel video programming distributors. The FCC has also recently issued an order preempting state, local and private restrictions on over-the-air reception antennas placed on rental properties in areas where a tenant has exclusive use of the property, such as balconies or patios. However, tenants may not install such antennas on the common areas of multiple dwelling units, such as on roofs. This new order may limit the extent to which multiple dwelling unit owners may enforce certain aspects of multiple dwelling unit agreements which otherwise would prohibit, for example, placement of direct broadcast satellite television systems television receiving antennae in multiple dwelling unit areas, such as apartment balconies or patios, under the exclusive occupancy of a renter.

      Pole Attachments

      The FCC currently regulates the rates and conditions imposed by certain public utilities for use of their poles unless state public service commissions are able to demonstrate that they adequately regulate the rates, terms and conditions of cable television pole attachments. A number of states and the District of Columbia have certified to the FCC that they adequately regulate the rates, terms and conditions for pole attachments. Illinois and Kentucky, states in which we operate, have made such a certification. In the absence of state regulation, the FCC administers such pole


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attachment and conduit use rates through use of a formula which it has devised.
Pursuant to the 1996 Telecom Act, the FCC has adopted a new rate formula for any attaching party, including cable television systems, which offers telecommunications services. This new formula will result in higher attachment rates than at present, but they will apply only to cable television systems which elect to offer telecommunications services. Any increases pursuant to this new formula will not begin until 2001, and will be phased in by equal increments over the five ensuing years. The FCC recently ruled that the provision of Internet services will not, in and of itself, trigger use of the new formula. The FCC has also initiated a proceeding to determine whether it should adjust certain elements of the current rate formula. If adopted, these adjustments could increase rates for pole attachments and conduit space.

      Other FCC Matters

      FCC regulation pursuant to the Communications Act also includes matters regarding a cable television system's carriage of local sports programming; restrictions on origination and cablecasting by cable television operators; rules governing political broadcasts; equal employment opportunity; deletion of syndicated programming; registration procedure and reporting requirements; customer service; closed captioning; obscenity and indecency; program access and exclusivity arrangements; and limitations on advertising contained in nonbroadcast children's programming.

      Copyright

      Cable television systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable television operators obtain a statutory license to retransmit broadcast signals. The amount of this royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried, and the location of the cable television system with respect to over-the-air television stations. Any future adjustment to the copyright royalty rates will be done through an arbitration process to be supervised by the U.S. Copyright Office. Cable television operators are liable for interest on underpaid and unpaid royalty fees, but are not entitled to collect interest on refunds received for overpayment of copyright fees.

      Various bills have been introduced into Congress over the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable television operators would have to negotiate rights from the copyright owners for all of the programming on the broadcast stations carried by cable television systems. Such negotiated agreements would likely increase the cost to cable television operators of carrying broadcast signals. The 1992 Cable Act's retransmission consent provisions expressly provide that retransmission consent agreements between television broadcast stations and cable television operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

      Copyrighted music performed in programming supplied to cable television systems by pay cable networks, such as HBO, and basic cable networks, such as USA Network, is licensed by the networks through private agreements with the American Society of Composers and Publishers, generally known as ASCAP, and BMI, Inc., the two major performing rights organizations in the


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United States. Both the American Society of Composers and Publishers and BMI
offer "through to the viewer" licenses to the cable networks which cover the retransmission of the cable networks' programming by cable television systems to their customers.

      Licenses to perform copyrighted music by cable television systems themselves, including on local origination channels, in advertisements inserted locally on cable television networks, and in cross-promotional announcements, must be obtained by the cable television operator from the American Society of Composers and Publishers, BMI and/or SESAC, Inc.

State and Local Regulation

      Cable television systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from reasonable to highly restrictive or burdensome. Franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable television services provided. The terms and conditions of each franchise and the laws and regulations under which it was granted directly affect the profitability of the cable television system. The 1984 Cable Act places certain limitations on a franchising authority's ability to control the operation of a cable television system. The 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or local franchising authorities to adopt certain restrictions on the ownership of cable television systems. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments. The 1996 Telecom Act prohibits a franchising authority from either requiring or limiting a cable television operator's provision of telecommunications services.

      Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. To date, none of the states in which we currently operate has enacted state level regulation.

      The foregoing describes all material present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry or us can be predicted at this time.

Internet Access Service


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      We offer a service which enables consumers to access the Internet at high speeds via high capacity broadband transmission facilities and cable modems. We compete with many other providers of Internet access services which are known as Internet service providers. Internet service providers include such companies as America Online and Mindspring Enterprises as well as major telecommunications providers, including AT&T and local exchange telephone companies. Recently, several Internet service providers asked the FCC as well as local authorities to require cable companies offering Internet access services over their broadband facilities to allow access to those facilities on an unbundled basis to other Internet service providers. In a recent report on the deployment of advanced telecommunications capability under Section 706 of the 1996 Telecom Act, the FCC declined to convene a proceeding to consider whether to impose such an access requirement on cable companies. However, the FCC indicated that it would continue to monitor the issue of broadband deployment. Also, the FCC denied requests by certain Internet service providers that it condition its approval of the merger of AT&T and TCI, now known as AT&T Broadband, LLC, on a requirement that those companies allow access by Internet service providers to their broadband facilities. Several local jurisdictions also are reviewing this issue. Recently, a U.S. District Court in Oregon upheld a requirement, imposed by a local franchising authority in the context of a franchise transfer, that the cable operator, if it chooses to provide Internet service, must provide open access to its system for other Internet service providers. That decision has been appealed. In the wake of this opinion, several other communities have begun to consider whether to impose a similar requirement.

      There are currently few laws or regulations which specifically regulate communications or commerce over the Internet. Section 230 of the Communications Act, added to that act by the 1996 Telecom Act, declares it to be the policy of the United States to promote the continued development of the Internet and other interactive computer services and interactive media, and to preserve the vibrant and competitive free market that presently exists for the Internet and other interactive computer services, unfettered by federal or state regulation. One area in which Congress did attempt to regulate content over the Internet involved the dissemination of obscene or indecent materials. The provisions of the 1996 Telecom Act generally referred to as the Communications Decency Act were found to be unconstitutional by the United States Supreme Court in 1997.

Local Telecommunications Services

      The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose "competitively neutral" requirements regarding universal service, public service, public safety and welfare, service quality and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service.

      We may in the future allow our cable infrastructure to be used for the provision of local telecommunications services to residential and business consumers. Local telecommunications service is subject to regulation by state utility commissions. Use of local telecommunications facilities to originate and terminate long distance services, a service commonly referred to as "exchange access," is subject to regulation both by the FCC and by state utility commissions. As a provider of local exchange service, we would be subject to the requirements imposed upon local


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

exchange carriers by the 1996 Telecom Act. These include requirements governing resale, telephone number portability, dialing parity, access to rights-of-way and reciprocal compensation. Our ability to successfully offer local telecommunications service will be dependent, in part, on the opening of local telephone networks by incumbent local telephone companies as required of them by the 1996 Telecom Act. In January 1999, the United States Supreme Court reversed and vacated in part an earlier decision of a federal court of appeals striking down portions of the FCC's 1996 rules governing local telecommunications competition. The Supreme Court held that the FCC has authority under the Communications Act to establish rules to govern the pricing of facilities and services provided by incumbent local exchange carriers to open their local networks to competition. Also, as a result of that Supreme Court decision, the FCC must determine what network elements of incumbent local exchange carriers must be made available to other providers and under what circumstances those elements must be made available. How the FCC resolves those questions will impact our ability to provide local telecommunications service in competition with incumbent local exchange telephone companies.


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

                                   MANAGEMENT

      Insight Communications Company, L.P. is the sole general partner of Insight Midwest. Insight Communications is the sole general partner of Insight Communications Company, L.P. The following table sets forth certain information, with respect to the executive officers of Insight Capital and Insight Communications. Insight Communications, through Insight Communications Company, L.P., serves as manager of Insight Midwest. See "Prospectus Summary - Ownership Structure." The table also includes the members of the Advisory Committee of Insight Midwest.

      The executive officers of Insight Capital and our manager and members of the Advisory Committee of Insight Midwest are:

Name                        Age                       Position
----                        ---                       --------

Sidney R. Knafel.............69         Chairman of the Board of Insight Capital
                                        and Insight Communications and
                                        Chairman of the Advisory Committee
Michael S. Willner...........48         President and Chief Executive Officer of
                                        Insight Capital and Insight
                                        Communications and Member of the
                                        Advisory Committee
Kim D. Kelly.................43         Executive Vice President, Chief
                                        Operating and Financial Officer and
                                        Secretary of Insight Capital and Insight
                                        Communications and Member of the
                                        Advisory Committee
William R. Fitzgerald........43         Member of the Advisory Committee
Derek Chang..................32         Member of the Advisory Committee

      Key employees of our manager who provide assistance and management expertise to our systems include:

Name                        Age                Position
----                        ---                --------

Elliot Brecher ..............34         Senior Vice President and General
                                        Counsel
E. Scott Cooley..............40         Senior Vice President, Insight
                                        Communications of Indiana
Charles E. Dietz.............53         Senior Vice President of Engineering
Lori Urias Gehris............40         Vice President of Training
William Gilbert..............49         Vice President of Advertising Sales
Elizabeth M. Grier...........39         Vice President of Administration
Pamela Euler Halling.........53         Senior Vice President of Marketing and
                                        Programming
Charles King.................53         Regional Director
Daniel Mannino...............41         Senior Vice President and Controller


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

Susane Newell.................39        Vice President of Programming
Judy Poole....................53        Senior Vice President of Human
                                        Resources
Colleen Quinn.................47        Senior Vice President of Corporate
                                        Relations
Mary Rhodes...................50        Vice President of Customer Service
                                        Administration
Steven E. Sklar...............36        Senior Vice President of Finance and
                                        Business Development
James A. Stewart..............48        Senior Vice President of Operations
Heather Wright................32        Vice President of Strategic Marketing

      Sidney R. Knafel, a director of Insight Communications, has been Chairman of the Board of Insight Communications since 1985. He was the founder, Chairman and an equity holder of Vision Cable Communications, Inc. from 1971 until its sale in 1981. Mr. Knafel is presently the managing partner of SRK Management Company, a private investment company, and also serves as Chairman of BioReliance Corporation, a biological testing company. He is a director of NTL Incorporated, CoreComm Limited, General American Investors Company, Inc., IGENE Biotechnology, Inc. and Source Media, Inc., as well as several private companies. Mr. Knafel is a graduate of Harvard College and Harvard Business School.

      Michael S. Willner, a director of Insight Communications, co-founded and has served as President and Chief Executive Officer of Insight Communications since 1985. Previously, Mr. Willner served as Executive Vice President and Chief Operating Officer of Vision Cable from 1979 through 1985, Vice President of Marketing for Vision Cable from 1977 to 1979 and General Manager of Vision Cable's Bergen County, New Jersey cable television system from 1975 to 1977. Currently, Mr. Willner is a director of NTL Incorporated. He is also a director of Source Media, Inc. He serves on the board of C-SPAN and the National Cable Television Association where he is a member of the Executive Committee and serves as Treasurer. Mr. Willner is a graduate of Boston University's College of Communication and serves on the school's Executive Committee.

      Kim D. Kelly, a director of Insight Communications, has been Executive Vice President and Chief Financial Officer of Insight Communications since 1990. Ms. Kelly has also been Chief Operating Officer of Insight Communications since January 1998. Prior thereto, she served from 1982 to 1990 with Marine Midland Bank, becoming its Senior Vice President in 1988, with primary responsibility for media lending activities. Ms. Kelly serves as a member of the National Cable Television Association Subcommittee for Telecommunications Policy, as well as the National Cable Television Association Subcommittees for Accounting. She also serves as a director of Bank of New York Hamilton Funds and Source Media, Inc. and serves on the boards of Community Antenna Television Association, Cable in the Classroom and Cable Advertising Bureau. Ms. Kelly is a graduate of George Washington University.

      William R. Fitzgerald has served as the Executive Vice President and Chief Operating Officer of AT&T Broadband since November 1998. Prior to this appointment and the merger of Tele-Communications, Inc. with AT&T Corp. in 1999, Mr. Fitzgerald served as Executive Vice President of Corporate Development and Partnership Relations and Senior Vice President of Corporate Development from 1996 to 1999 at TCI Communications. Prior to that, Mr. Fitzgerald


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

was Senior Vice President and a partner at Daniels & Associates, a leading brokerage and investment banking firm to the communications industry, from 1988 to 1996. Mr. Fitzgerald is a graduate of the Indiana University School of Business and the Kellogg School of Business at Northwestern University.

      Derek Chang has served as Executive Vice President of Corporate Development and Partnership Relations for AT&T Broadband since 1999. Prior to this appointment and the merger of Tele-Communications, Inc. with AT&T Corp. in 1999, Mr. Chang was Assistant to Leo J. Hindery, Jr., the President and Chief Executive Officer of Tele-Communications. Prior to joining TCI Communications in 1997, Mr. Chang served as Treasurer of InterMedia Partners, L.P. from 1994 to 1997. He is a member of the National Association of Minorities in Communications. Mr. Chang is a graduate of Yale University and Stanford University's Graduate School of Business.

      Elliot Brecher has served as the Senior Vice President and General Counsel of Insight Communications since January 2000. He is of counsel to the law firm Cooperman Levitt Winikoff Lester & Newman, P.C., which has served as Insight Communications' legal counsel for over the past 15 years. He joined that firm in February 1994 and served as a partner from January 1996 until joining Insight Communications. Prior to that, he was an associate of the law firm Rosenman & Colin from October 1988. Mr. Brecher received his law degree from Fordham University.

      E. Scott Cooley joined Insight Communications in 1998 as Senior Vice President of Operations with responsibility for Insight Communications' Indiana systems. Formerly, Mr. Cooley was an employee of TCI Communications for 18 years, having worked in the areas of technical operations and purchasing and as general manager of the Bloomington system. In 1994, he was appointed area manager of TCI Communications' southern Indiana, Illinois and Missouri systems serving 260,000 customers. In 1997, he received TCI Communications' Manager of the Year award. Mr. Cooley serves as a member of the Indiana Cable Television Association and its subcommittee for public relations.

      Charles E. Dietz joined Insight Communications as Senior Vice President, Engineering in 1996. From 1973 to 1995, Mr. Dietz was employed by Vision Cable Communications serving as Vice President of Technical Operations from 1988 through 1991, becoming Vice President of Operations in 1991.

      Lori Urias Gehris joined Insight Communications as the National Training Director in 1991 and has since become Vice President of Training. Her previous experience includes three years as Regional Training Manager for Comcast Cable and from 1981 to 1985 she was employed as an Account Executive and Telemarketing Trainer for Mountain Bell.

      William Gilbert has served as Vice President of Advertising Sales at Insight Media Advertising since 1998. From 1988 to 1998, Mr. Gilbert served as Vice President Advertising Sales and New Business for Coaxial Communications in Columbus. Prior to joining Coaxial Communications, he spent several years with Warner-Amex Cable both in its corporate office and at the system level. Mr. Gilbert has 19 years of advertising sales, marketing and financial experience in the cable television industry.

      Elizabeth M. Grier joined Insight Communications in 1989 and became Vice President of Administration in May of 1994. Previously, Ms. Grier served as Legal Affairs Manager. Prior to joining Insight Communications, Ms. Grier was employed by Microband Wireless Cable Company.

      Pamela E. Halling joined Insight Communications as Vice President, Marketing in 1988 and has since become Senior Vice President of Marketing and Programming. Prior to joining Insight Communications, she had served since 1985 as Director of Consumer Marketing for the Disney Channel. Previously, she was Vice President of Affiliate Marketing for Rainbow Programming Holdings, Inc. and a marketing consultant for TCI. She began her cable television career in 1973 with Continental Cablevision.

      Charles F. King has been Regional Director of Insight Kentucky since 1999. He was the Regional Director of Intermedia's Western Kentucky Region, which services approximately 260,000 customers, from 1987 to 1999. Prior to that, Mr. King was Director of Operations of Rollins Communications from 1985 to 1987 and Vice President and General Manager of Summit Communications from 1981 to 1985. Mr. King is a member of the Board of Directors of the Kentucky Cable Television Association and a member of the Society of Cable Television Engineers.

      Daniel Mannino joined Insight Communications as Controller in 1989 and became Vice President and Controller in 1991 and Senior Vice President in 1999. Previously, Mr. Mannino was employed by Vision Cable from 1983 to 1989, becoming its Controller in 1986. Mr. Mannino is a certified public accountant.

      Susane Newell has served as Vice President of Programming for Insight Communications since 1998. Prior to joining Insight Communications, Ms. Newell served as Corporate Director of Programming for Century Communications from 1995 to 1998. From 1991 to 1994 she served as Corporate Programming Manager for TeleCable Corporation. Ms. Newell is an attorney and has also served as Director of New Business Development for Bellcore and station manager for an independent broadcast station.

      Judy Poole joined Insight Communications in 1998 as Vice President of Human Resources and became Senior Vice President of Human Resources in 1999. Prior to joining Insight Communications, Ms. Poole spent 13 years at Cablevision Systems, most recently as Corporate Director of Employee Relations.

      Colleen Quinn joined Insight Communications as Senior Vice President of Corporate Relations in 1999. Prior to joining Insight Communications, Ms. Quinn was the Senior Vice President, Government Affairs, of the New York City Partnership and Chamber of Commerce from 1997 to April 1999. She has also held positions at MacAndrews & Forbes Holdings, Inc. and the Revlon Foundation as Vice President from 1996 to 1997 and at Pacific Telesis Group as Executive Director and Director of Government Relations from 1993 to 1996.

      Mary Rhodes joined Insight Communications in 1986 and became Vice President of Customer Service Administration in 1996. Ms. Rhodes previously served as general manager of our Jeffersonville, Indiana and Sandy, Utah cable systems.

      Steven E. Sklar joined Insight Communications in 1998 as Senior Vice President of Finance and Business Development. From 1996 through 1998, Mr. Sklar was with Encore Media Group, most recently as Division Vice President. He previously held the position of Vice President-International Business Development at Encore. Mr. Sklar was with Home Box Office from 1992-1996 where he held various positions, most recently serving as Director of International Operations. He was also employed by Marine Midland Bank, where he served as Assistant Vice President for the Media/Commercial Lending Division.

      James A. Stewart joined Insight Communications in 1987 as a Vice President, and now serves as Senior Vice President of Operations with responsibility for Insight Communications' systems outside of the Indiana cluster. Formerly, Mr. Stewart was Operations Manager for National Guardian Security Services. He was also employed by Viacom International, Inc.'s cable television division for eight years, where he ultimately became Vice President and General Manager of Viacom Cablevision's Nashville, Tennessee system.

      Heather Wright joined Insight Communications in 1997 as the Director of Strategic Marketing and became Vice President of Strategic Marketing in 1999. Prior to joining Insight Communications, Ms. Wright was employed by The Walt Disney Company from 1993 to 1997, most recently as National Account Manager for The Disney Channel.

      Except as described in this prospectus, there are no arrangements or understandings between any Member of the Advisory Committee or executive officer and any other person pursuant to which that person was elected or appointed to his or her position.

Advisory Committee

      The Partnership Agreement of Insight Midwest provides for a five member Advisory Committee. Insight Communications, through Insight Communications Company, L.P., is entitled to designate three of the members of the Advisory Committee. The remaining members are designated by AT&T Broadband, through TCI of Indiana Holdings. Insight Communications' designees are Sidney R. Knafel, Michael S. Willner and Kim D. Kelly. AT&T Broadband's designees are William Fitzgerald and Derek Chang. The Advisory Committee serves in an advisory capacity only. Insight Communications Company, L.P. is the general partner of Insight Midwest and has the exclusive authority to manage the business, operations and affairs of Insight Midwest, subject to certain approval rights of AT&T Broadband. See "Description of Governing Documents-Partnership Agreement" for a description of the Partnership Agreement.

Executive and Advisory Committee Compensation

      None of the executive officers of Insight Capital are compensated for their services as such officers. Rather, executive management personnel of Insight Capital will receive compensation from Insight Communications. None of the members of the Advisory Committee of Insight Midwest are compensated for their services as such members, but are entitled to reimbursement for travel expenses.

                              CERTAIN TRANSACTIONS

      On November 17, 1999, our manager formed a joint venture with Source Media, Inc., to conduct all lines of business of Source Media relating to its VirtualModem and Interactive Channel products and businesses. Our manager capitalized the joint venture with $13.0 million in exchange for its 50% equity interest. As part of the transaction, our manager's subsidiary acquired 842,105 shares of Source Media's common stock for $12.0 million and warrants to purchase up to an additional 4,596,786 shares at an exercise price of $20 per share.

      Our manager is entitled to designate three members of the board of directors of Source Media. Our manager's designees are Sidney R. Knafel, Chairman of the Board and a director of our manager, Michael S. Willner, the President, Chief Executive Officer and a director of our manager, and Kim D. Kelly, Executive Vice President, Chief Operating and Financial Officer and a director of our manager.

      Our manager is currently providing the joint venture's interactive services to customers of its systems under a letter of intent entered into on July 29, 1998. Pursuant to the letter of intent, we pay Interactive Channel a monthly license fee for the right to distribute LocalSource in an amount that is based on the number of digital customers as adjusted for penetration. We share 50% of all revenues, other than advertising revenues, generated by LocalSource.

      On March 3, 2000, our manager and Source Media sold all of the joint venture's Virtual Modem business to Liberate Technologies in exchange for the issuance to each of our manager's subsidiary and Source Media of 886,000 shares of Liberate common stock. The joint venure continues to own and operate its programming assets, LocalSource and SourceGuide, and has entered into preferred content and programming services agreements with Liberate.

      Our manager, Insight Communications Company, L.P., receives a management fee for each twelve-month period equal to 3% of substantially all revenue arising out of or in connection with the operations of the Indiana and Kentucky systems. Our manager owns 50% of the partnership interests of Insight Midwest and Insight Midwest owns 100% of the common stock of Insight Capital. In addition, Sidney Knafel, Michael Willner and Kim Kelly, who are each executive officers of our manager, are members of and collectively constitute a majority of Insight Midwest's advisory committee.

      Under a distribution agreement with Excite@Home, Insight Kentucky provides high-speed Internet access to customers over its distribution network in certain of its cable television systems. In January 1999, Insight Kentucky and certain of its affiliates entered into related agreements with Excite@Home for the issuance to Insight Kentucky of warrants to purchase shares of Excite@Home's Series A Common Stock ("Excite@Home Stock") at an exercise price of $5.25 per share, as adjusted for a two-for-one stock split which occurred on June 17, 1999. Under the provisions of the agreements, Insight Kentucky estimates that it may purchase up to 459,200 shares of Excite@Home Stock. The warrants become vested and exercisable, subject to certain forfeiture and other conditions, based on operational targets which include offering the Excite@Home service by Insight Kentucky in its service areas and obtaining specified numbers of Excite@Home customers over the remaining six-year term of the Excite@Home distribution agreement.

                             PRINCIPAL STOCKHOLDERS

      Insight Capital is a wholly-owned subsidiary of Insight Midwest.

      The following table sets forth information with respect to the beneficial ownership of Insight Midwest's partnership interests:

                                                                                                                         Percent of
                                                                                                                         Partnership
                  Name and Address of Beneficial Owner                                        Type of Interest            Interests
                  ------------------------------------                                        ----------------            ---------

Insight Communications Company, L.P. (1) ................................................      General Partner               50%
TCI of Indiana Holdings, LLC (2) ........................................................      Limited Partner               50%

(1) Insight Communications Company, L.P. is a wholly-owned subsidiary of Insight Communications, a corporation whose Class A common stock is quoted on The Nasdaq National Market. The management of Insight Communications, which includes Sidney R. Knafel, Michael S. Willner and Kim D. Kelly, through their ownership of Insight Communications' Class B common stock, have approximately 41% of Insight Communications' voting power.

(2) TCI of Indiana Holdings is an indirect wholly-owned subsidiary of AT&T, a publicly held company.

                       DESCRIPTION OF GOVERNING DOCUMENTS

Partnership Agreement

   Organization and Duration

      Insight Midwest was formed as a Delaware limited partnership in order to consolidate the Indiana systems and the Kentucky systems under one holding company. Unless sooner terminated in accordance with the terms of the Partnership Agreement, Insight Midwest will continue until October 2011.

   General Partner and Limited Partner

      Insight Communications Company, L.P. is the general partner of Insight Midwest, and TCI of Indiana Holdings, a subsidiary of AT&T Broadband LLC, is the limited partner. Other than with respect to certain partnership matters that require the approval of AT&T Broadband LLC, Insight Communications, through Insight Communications Company, L.P., has the exclusive authority to manage the business, operations and affairs of Insight Midwest and the exclusive right to exercise all rights incident to the ownership of all partnership or corporate interests held by Insight Midwest, including the Indiana systems and the Kentucky systems, subject to certain approval rights of AT&T Broadband LLC. Insight Communications, through Insight Communications Company, L.P., manages the Indiana Systems and the Kentucky Systems controlled by Insight Midwest pursuant to separate Management Agreements between Insight Communications Company, L.P. and each of Insight Indiana and Insight Kentucky.

   Advisory Committee

      The Partnership Agreement provides for an Advisory Committee consisting of five individual representatives of the partners, three of whom are appointed by Insight Communications, through Insight Communications Company, L.P., and two of whom are appointed by AT&T Broadband LLC, through TCI of Indiana Holdings. Insight Communications has appointed Sidney Knafel, Michael Willner and Kim Kelly as its initial representatives; and AT&T Broadband LLC has appointed William Fitzgerald and Derek Chang as its initial representatives.

      The Advisory Committee serves in an advisory capacity only. Insight Communications Company, L.P. is the general partner of Insight Midwest and has the exclusive authority to manage the business, operations and affairs of Insight Midwest, subject to certain approval rights of AT&T Broadband LLC.

   Approval Rights of AT&T Broadband LLC

      The Partnership Agreement prohibits Insight Communications Company, L.P. and Insight Communications from causing Insight Midwest or its subsidiaries from taking certain actions without the approval of AT&T Broadband LLC. The following is a summary of certain material actions or events that require AT&T Broadband LLC's approval:

      o selling or disposing of assets that would result in the allocation of income or gain to AT&T Broadband pursuant to Internal Revenue Code Section 704(c) with certain permitted exceptions;

      o incurring any indebtedness or consummating any asset acquisition, such that immediately after the incurrence of such indebtedness or consummation of such asset acquisition, Insight Midwest's Operating Cash Flow Ratio would exceed 7.0 to 1.0;

      o entering into any agreement evidencing indebtedness or any amendment to an agreement governing indebtedness that includes any borrower other than Insight Midwest or its subsidiaries or that provides that Insight Midwest may be deemed in default thereunder as a result of a default by Insight Communications Company, L.P. or its affiliates;

      o entering into any amendment to, or refinancing of, any indebtedness that would affect any keepwell or guarantee issued by AT&T Broadband;

      o consummating one or more asset dispositions in any consecutive twelve-month period having an aggregate value in excess of $25.0 million with certain permitted exceptions;

      o engaging in any merger, consolidation, recapitalization or other reorganization, with certain permitted exceptions;

      o entering into any transaction with Insight Communications Company, L.P. or AT&T Broadband or their affiliates, with certain permitted exceptions;

      o     selecting a new general partner of Insight Midwest;

      o liquidating or dissolving except in accordance with the provisions of the Partnership Agreement;

      o issuing or redeeming any partnership interest or convertible interest, with certain permitted exceptions;

      o     admitting any additional partners;

      o converting Insight Midwest to corporate form or changing the partnership tax classification of Insight Midwest;

      o     commencing any bankruptcy or insolvency proceedings;

      o commencing, instituting or settling any lawsuit on behalf of Insight Midwest for any amount in excess of $3,000,000;

      o engaging in new lines of business not described in the Partnership Agreement or acquiring cable television systems other than in Kentucky and specific parts of Indiana;

      o     calling for additional capital contributions;

      o making any distribution to the partners other than distributions permitted pursuant to the Partnership Agreement;

      o amending Insight Midwest's Management Incentive Plan or either of the Management Agreements with Insight Communications;

      o entering into, conducting or participating in the business of providing or engaging in any Internet backbone service;

      o     changing Insight Midwest's public accountants; or

      o     transferring, issuing or redeeming any subsidiary equity interest.

   Capital Contributions and Distributions

      Other than the contribution of the Indiana and Kentucky systems formerly owned by affiliates of Insight Communications and AT&T Broadband, which contribution occurred in October 1999, neither partner will be required to make any capital contributions to Insight Midwest.

      All distributions by Insight Midwest will be made in proportion to the partners' percentage interests. Distributions prior to the liquidation of Insight Midwest must be approved by AT&T Broadband and Insight Communications Company, L.P., except that Insight Midwest will be required to make quarterly distributions of cash, subject to contractual restrictions on distributions by Insight Midwest, to Insight Communications Company, L.P. to the extent of the estimated tax liabilities of Insight Communications Company, L.P. as a result of the allocation to Insight Communications Company, L.P. of Insight Midwest's income and gain and pro rata distributions to AT&T Broadband.

   Partner Liquidity-Buy/Sell Rights

      At any time after October 2004, other than at certain times specified in the Partnership Agreement, either AT&T Broadband LLC or Insight Communications Company, L.P. (the "Initiating Partner") will have the right to commence the buy/sell process described below by delivering a notice to the other partner (the "Non-Initiating Partner"). The Initiating Partner will be required to specify its estimate of the fair market value of Insight Midwest's assets and the resulting amount that would be distributed to the partners if Insight Midwest were liquidated in accordance with the Partnership Agreement following a sale of the assets at the specified value, subject to certain assumptions (the "Offer Price"). The Non-Initiating Partner will have the right to postpone the buy/sell process one time only for a period of six months, subject to certain restrictions in the Partnership Agreement.

      If AT&T Broadband is the Non-Initiating Partner, AT&T Broadband will have the right to purchase Insight Communications Company, L.P.'s partnership interest at the Offer Price or to elect to sell AT&T Broadband's interest to Insight Communications Company, L.P. at the Offer Price or exit the partnership pursuant to an alternative tax-advantaged structure. If AT&T Broadband elects to exit the partnership by negotiating an alternative structure, the parties will be required to negotiate in good faith and use commercially reasonable efforts for a period not to exceed sixty days to agree on an alternative structure. If an alternative structure cannot be agreed upon, AT&T Broadband will have the right to sell its partnership interest to Insight Communications Company, L.P. at the Offer Price or to terminate the buy/sell process, subject in the latter case to Insight Communications Company, L.P.'s right to require AT&T Broadband to purchase Insight Communications Company, L.P.'s partnership interest at the Offer Price.

      If Insight Communications Company, L.P. is the Non-Initiating Partner, Insight Communications Company, L.P. will have the right to sell its interest to AT&T Broadband at the Offer Price, or to purchase AT&T Broadband's interest at the Offer Price. If Insight Communications Company, L.P. elects to purchase AT&T Broadband's interest, AT&T Broadband will have the right to sell its partnership interest to Insight Communications Company, L.P. at the Offer Price, or to exit the partnership by negotiating an alternative tax-advantaged structure. If AT&T Broadband elects to exit the partnership by negotiating an alternative structure, the parties will be required to negotiate in good faith and use commercially reasonable efforts for a period not to exceed sixty days to agree on an alternative structure. If an alternative structure cannot be agreed upon, AT&T Broadband will have the right to require Insight Communications Company, L.P. to purchase its partnership interest at the Offer Price or to terminate the buy/sell process, subject in the latter case to Insight Communications Company, L.P.'s right to require AT&T Broadband to purchase Insight Communications Company, L.P.'s partnership interest at the Offer Price.

      If either of Insight Communications Company, L.P. or AT&T Broadband becomes obligated to purchase the partnership interest of the other partner pursuant to the terms of the Partnership Agreement but defaults in its obligation, then the non-defaulting Partner will have the right either to purchase the partnership interest of the defaulting Partner for a cash price equal to 95% of the Offer Price, to cause the partnership to be liquidated or dissolved in accordance with the liquidation provisions of the Partnership Agreement, or to terminate the buy/sell process and continue the partnership.

   Limitations on the Activities of Insight Midwest

      The Partnership Agreement prohibits Insight Midwest and its subsidiaries from engaging in any business involving the provision of multipoint distribution systems, multichannel multipoint distribution systems, direct-to-home satellite systems or Internet backbone services without the consent of both partners.

   Admission of Additional Partners and Amendments

      Insight Midwest may issue additional equity interests in Insight Midwest, and admit new persons as additional partners of Insight Midwest, only with the approval of Insight Communications Company, L.P. and AT&T Broadband. The Partnership Agreement may be amended only with the approval of Insight Communications Company, L.P. and AT&T Broadband.

   Removal of Insight Communications Company, L.P. as General Partner

      Under certain limited circumstances specified in the Partnership Agreement where Insight Communications Company, L.P.'s conduct has resulted in material harm to Insight Midwest or AT&T Broadband, AT&T Broadband will have the right to replace Insight Communications Company, L.P. as general partner or purchase all of Insight Communications Company, L.P.'s partnership interest in Insight Midwest at fair market value and, upon consummation of such purchase, remove Insight Communications Company, L.P. as a partner.

   Withdrawal of Partners and Assignment of Partnership Interests

      Without AT&T Broadband's consent, the Partnership Agreement prohibits Insight Communications Company, L.P. from withdrawing as general partner of Insight Midwest. Subject to certain permitted exceptions, the Partnership Agreement also prohibits Insight Communications Company, L.P. from assigning its partnership interest without the approval of AT&T Broadband and will prohibit AT&T Broadband from assigning its partnership interest without the approval of Insight Communications Company, L.P.

   Dissolution and Liquidation

      The principal events upon which Insight Midwest will dissolve are:

      o the withdrawal of Insight Communications Company, L.P. as general partner unless AT&T Broadband continues the partnership;

      o     the expiration of the term of Insight Midwest;

      o an election to liquidate or dissolve the partnership made by a non-defaulting partner pursuant to the terms of the buy/sell provisions of the Partnership Agreement, see "-Partner Liquidity-Buy/Sell Rights;"

      o the sale or disposition of all or substantially all the assets of Insight Midwest; or

      o the agreement of Insight Communications Company, L.P. and AT&T Broadband LLC.

Management Agreements

      Insight Communications, through Insight Communications Company, L.P., manages the Indiana and Kentucky systems pursuant to separate Management Agreements with each of Insight Indiana and Insight Kentucky. Insight Communications Company, L.P. has full and exclusive authority to manage the day to day operations and conduct the business of the Indiana and Kentucky systems. Insight Indiana and Insight Kentucky remain responsible for all expenses and liabilities relating to the construction, development, operation, maintenance, repair and ownership of the systems.

   Management Fee

      As compensation to Insight Communications Company, L.P. for the performance of its services, Insight Indiana and Insight Kentucky will each pay to Insight Communications Company, L.P. a management fee for each twelve-month period equal to 3% of all revenue arising out of or in connection with the operation of the business of the Indiana and Kentucky systems, excluding proceeds from the sale of assets or from extraordinary or non-recurring items and all interest, dividend and royalties and other types of investment income that do not arise from the operation of the business of the Indiana and Kentucky systems in the ordinary course. Insight Communications Company, L.P. will also be entitled to the reimbursement of all expenses necessarily incurred in its capacity as manager.

   Termination

      The Management Agreements with respect to Insight Indiana or Insight Kentucky will terminate automatically upon the termination of the applicable entity, and will also be terminable as follows:

      o with respect to the Indiana systems Management Agreement, by either Insight Indiana or Insight Communications Company, L.P. upon a sale or distribution of all the assets of Insight Indiana;

      o with respect to the Kentucky systems Management Agreement, by either Insight Kentucky or Insight Communications Company, L.P. upon a sale or distribution of all the assets of Insight Kentucky;

      o with respect to either of the Management Agreements, upon the removal of Insight Communications Company, L.P. as general partner of Insight Midwest pursuant to the terms of the Partnership Agreement, other than in connection with the transfer by Insight Communications Company, L.P. of its partnership interest to an affiliate;

      o with respect to the Indiana systems Management Agreement, by either Insight Indiana or Insight Communications Company, L.P. should the other party breach any agreement or covenant contained in the Management Agreement and that breach continues for a period of ninety days; and

      o with respect to the Kentucky systems Management Agreement, by either Insight Kentucky or Insight Communications Company, L.P. should the other party breach any agreement or covenant contained in the Management Agreement and that breach continues for a period of ninety days.


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

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

      Financings of Insight Indiana and Insight Kentucky are currently effected through stand-alone credit facilities, each having a separate lending group. The credit facilities of Insight Indiana and Insight Kentucky are non-recourse to us and none of the credit facilities has any cross-default provisions relating directly to each other. Each credit facility has different revolving credit and term periods and contains separately negotiated, specifically tailored covenants.

Indiana Credit Facility

      On October 31, 1998, Insight Indiana entered into a senior credit facility with a group of banks and other financial institutions led by The Bank of New York. The Insight Indiana credit facility provides for term loans of $300 million and for revolving credit loans of up to $250 million, including a letter of credit subfacility of up to $25 million. Loans under the Insight Indiana credit facility may be used to finance acquisitions, capital expenditures and for working capital and general company purposes. The Insight Indiana credit facility matures in December 2006, with quarterly reductions in the amount of outstanding loans and commitments commencing in March 2001. Obligations under the Insight Indiana credit facility are secured by the membership interests of Insight Indiana owned by us and any amounts payable by Insight Indiana to us. Loans under the Insight Indiana credit facility bear interest, at Insight Indiana's option, at an alternate base or Eurodollar rate, plus an additional margin tied to Insight Indiana's ratio of total debt to adjusted annualized operating cash flow, in the case of alternate base loans ranging in increments from 0.75% when such ratio equals or exceeds 6.0:1.0 and zero when such ratio is less than 5.0:1.0, and, in the case of Eurodollar loans, ranging in increments from 2.0% when such ratio equals or exceeds 6.0:1.0 and 0.75% when such ratio is less than 3.5:1.0.

      The Insight Indiana credit facility contains a number of covenants that, among other things, restricts the ability of Insight Indiana to make capital expenditures, acquire or dispose of assets, enter into mergers, incur additional indebtedness, pay dividends or other distributions, create liens on assets, make investments, and engage in transactions with related parties. In addition, the Insight Indiana credit facility requires compliance with certain financial ratios, requires Insight Indiana to enter into interest rate protection agreements covering at least 40% of its total indebtedness and also contains customary events of default. To date, the proceeds of term and revolving credit borrowings under the Insight Indiana credit facility have been used primarily to repay indebtedness secured by or relating to the cable system assets transferred to Insight Indiana by Insight Communications and TCI and for general corporate activities. As of December 31, 1999, there was approximately $470 million outstanding under the Insight Indiana credit facility.

      The Insight Indiana credit facility has been amended to permit the distribution to us of amounts equal to the interest then due and owing on the notes, assuming that the maturity of the notes has not been accelerated and, before and after giving effect to such payment, no default exists under the facility.

Kentucky Credit Facility

      Effective October 1, 1999, Insight Kentucky amended its senior credit facility with a group of banks and other financial institutions led by Toronto Dominion (Texas), Inc. The Kentucky credit facility, as amended, provides for two term loans of $100.0 million and $250.0 million and for revolving credit loans of up to $325.0 million. Loans under the Kentucky credit facility may be used to refinance debt, finance acquisitions, capital expenditures and for working capital and general corporate purposes as permitted by the agreement. The term loans will mature in September and December 2007 and the revolving credit loans will mature in October 2006, with quarterly reductions in the amount of outstanding revolving credit loans and commitments commencing in June 2001. Obligations under the Kentucky credit facility are guaranteed by Insight Kentucky and Insight Kentucky Partners II, L.P. and are secured by all of the partnership interests of Insight Kentucky and its subsidiaries and any intercompany notes made in favor of Insight Kentucky and its subsidiaries. Revolving loans under the Kentucky credit facility bear interest, at Insight Kentucky's option, at an alternate base or Eurodollar rate, plus an additional margin tied to Insight Kentucky's ratio of total debt to annualized cash flow, in the case of alternate base revolving loans ranging from 1.0% when such ratio exceeds 6.0:1.0 and zero when such ratio is less than or equal to 4.5:1.0, and, in the case of Eurodollar revolving loans, ranging from 2.0% when such ratio exceeds 6.0:1.0 and 0.75% when such ratio is less than or equal to 4.0:1.0. The term loans under the Kentucky credit facility also bear interest, at Insight Kentucky's option, at an alternate base or Eurodollar rate, plus an additional margin tied to Insight Kentucky's. ratio of total debt to annualized cash flow.

      The Kentucky credit facility contains a number of covenants that, among other things, restrict the ability of Insight Kentucky to make capital expenditures, acquire or dispose of assets, enter into mergers, incur additional indebtedness, pay dividends or other distributions, create liens on assets, make investments, and engage in transactions with related parties. The Kentucky credit facility permits the distribution to us of amounts equal to the interest then due and owing on the notes, assuming that the maturity of the notes has not been accelerated and, before and after giving effect to such payment, no default exists under the facility. In addition, the Kentucky credit facility requires compliance with certain financial ratios, requiring Insight Kentucky to enter into interest rate protection agreements covering at least 50%, subject to increase to 60% under certain circumstances, of its total indebtedness and also contains customary events of default. To date, the proceeds of term and revolving credit borrowings under the Insight Kentucky credit facility have been used primarily to repay indebtedness secured by or relating to the cable system assets transferred to Insight Kentucky by Insight Communications and AT&T Broadband and for general corporate activities. As of December 31, 1999, there was approximately $562 million outstanding under the $675.0 million Kentucky credit facility.

                              DESCRIPTION OF NOTES

      The initial notes were issued and the exchange notes will be issued under an indenture among us and Harris Trust Company of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

      The form and terms of the exchange notes are the same in all material respects as the form and terms of the initial notes, except that the exchange notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The initial notes have not been registered under the Securities Act and are subject to transfer restrictions.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of these notes. Copies of the indenture are available as set forth below under "-Additional Information." Certain defined terms used in this description but not defined below under "-Certain Definitions" have the meanings assigned to them in the indenture.

      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

   The Notes

      The notes:

      o     are our general unsecured obligations;

      o are senior in right of payment to any of our existing and future subordinated Indebtedness;

      o are equal in right of payment to all of our existing and future unsubordinated, unsecured Indebtedness; and

      o are effectively subordinated in right of payment to all of our future secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

      Substantially all of our operations are conducted through Insight Midwest's Subsidiaries and, therefore, we are dependent upon the cash flow of Insight Midwest's Subsidiaries to meet our obligations, including our obligations under the notes. Any right of ours to receive assets of any of Insight Midwest's Subsidiaries will be effectively subordinated to the claims of that Subsidiary's creditors, including trade creditors. As of December 31, 1999, the aggregate amount of Indebtedness and other obligations of our Subsidiaries, including Capital Lease Obligations, trade payables and borrowings under the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility, that would effectively rank senior in right of payment to our obligations under the notes was approximately $1.1 billion. Both the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility permit the payment of dividends to us to permit us to pay interest on the notes in the absence of a default under such credit facilities. See "Risk Factors-We have substantial debt and have significant interest payment requirements" and "Risk Factors-The notes are obligations of a holding company which has no operations and depends on its subsidiaries for cash."

      All of our subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the subheading "-Certain
Covenants-Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

      The indenture provides for the issuance by us of notes with a maximum aggregate principal amount outstanding at any time of $400.0 million. The initial notes have an aggregate principal amount of $200.0 million. We may issue additional notes (the "Additional Notes") from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any Additional Notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 1, 2009.

      Interest on the notes will accrue at the rate of 9 3/4% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2000. We will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a holder has given wire transfer instructions to us, we will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

      At any time prior to October 1, 2002, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.75% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

      o at least 65% of the notes issued under the indenture remains outstanding immediately after the occurrence of any such redemption, excluding notes held by us and our Subsidiaries; and

      o the redemption occurs within 90 days of the date of the closing of any such Equity Offering.

      Except pursuant to the preceding paragraph, the notes will not be redeemable at our option prior to October 1, 2004.

      On or after October 1, 2004, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1, of the years indicated below:

Year                                                                  Percentage
----                                                                  ----------

2004............................................................        104.875%
2005............................................................        103.250%
2006............................................................        101.625%
2007 and thereafter.............................................        100.000%

Mandatory Redemption

      We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

   Change of Control

      If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, we will, to the extent lawful:

      o accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

      o deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

      o deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and we will execute and issue and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes or portions of notes properly tendered and not withdrawn under such Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of us and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

      The Amended Kentucky Credit Facility and the Amended Indiana Credit Facility currently limit Insight Midwest's Subsidiaries' ability to pay dividends or make other distributions to us, and prohibit such payments in the case of a default or event of default thereunder. A Change of Control may constitute a default under the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility. In the event a Change of Control occurs, Insight Midwest could seek the consent of its Subsidiaries' lenders to provide sufficient funds to us for the purchase of the notes or could attempt to refinance the borrowings that contain such restrictions. If Insight Midwest does not obtain such consent or repay such borrowings, we will likely not have the financial resources to purchase the notes and such Subsidiaries would be prohibited from paying dividends to us for the purpose of such purchase. In any event, there can be no assurance that Insight Midwest's Subsidiaries will have the resources available to make any such dividend or distribution. In addition, any future credit agreements or other agreements relating to Indebtedness to which we become a party may prohibit or otherwise limit us from purchasing any notes prior to their maturity, and may also provide that certain change of control events with respect to us would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of their lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the Indenture. See "Risk Factors-Change of Control."

   Asset Sales

      We will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

      (1) we, or the Restricted Subsidiary, as the case may be, receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

      (2) such fair market value is determined by our Boards of Directors and evidenced by a resolution of the Boards of Directors set forth in an Officers' Certificate delivered to the trustee; and

      (3) at least 75% of the consideration received in such Asset Sale by us or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

            o any Indebtedness or other liabilities, as shown on our or such Restricted Subsidiary's most recent balance sheet, of us or any Restricted Subsidiary, other than contingent liabilities and Indebtedness that is by its terms subordinated to the notes, that are assumed by the transferee of any such assets pursuant to an agreement that releases us or such Restricted Subsidiary from further liability; and

            o any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted within 45 days of the applicable Asset Sale by us or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

      Notwithstanding the foregoing, we and our Restricted Subsidiaries may engage in Asset Swaps; provided that, (1) immediately after giving effect to such Asset Swap, we would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock" and (2) our or the Restricted Subsidiary's Boards of Directors, as the case may be, determines that such Asset Swap is fair to us or such Restricted Subsidiary, as the case may be, from a financial point of view and such determination is evidenced by a resolution of such Boards of Directors set forth in an Officers' Certificate delivered to the Trustee.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we may apply those Net Proceeds at our option:

      (1) to a permanent repayment or reduction of Indebtedness, other than subordinated Indebtedness, of us or a Restricted Subsidiary and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

      (2) to acquire all or substantially all of the assets of a Permitted Business;

      (3) to acquire Voting Stock of a Permitted Business from a Person that is not a Subsidiary of us; provided, that (a) after giving effect thereto, we and our Restricted Subsidiaries collectively own a majority of such Voting Stock and (b) such acquisition is otherwise made in accordance with the indenture, including, without limitation, the "Restricted Payments" covenant;

      (4)   to make capital expenditures; or

      (5) to acquire other long-term tangible assets that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture relating to the notes with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

      (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

      (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

      No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

   Restricted Payments

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries' Equity Interests, including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries, or to the direct or indirect holders of our or any of our Restricted Subsidiaries' Equity Interests in their capacity as such, other than dividends or distributions payable in our Equity Interests (other than Disqualified Stock) or to us or one of our Restricted Subsidiaries;

      (2) purchase, redeem or otherwise acquire or retire for value, including, without limitation, in connection with any merger or consolidation involving us, any of our Equity Interests or of any direct or indirect parent of us;

      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

      (4) make any Restricted Investment (all such payments and other actions set forth in this clause and clauses (1) through (3) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

      (1) no Default or Event of Default has occurred and be continuing or would occur as a consequence thereof; and

      (2) we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable fiscal quarter, have been permitted to incur at least $1.00 of additional Indebtedness, other than Permitted Debt, pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock;" and

      (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after the date of the indenture, excluding Restricted Payments made pursuant to the second, third and fourth clauses of the next succeeding paragraph, shall not exceed, at the date of determination, the sum, without duplication, of:

            (a) an amount equal to our Consolidated Cash Flow from the date of the indenture to the end of our most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.2 times our Consolidated Interest Expense


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                  from the date of the indenture to the end of our most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period; plus

            (b) an amount equal to 100% of Capital Stock Sale Proceeds less any such Capital Stock Sale Proceeds used in connection with:

                  o an Investment made pursuant to the clause (6) of the definition of "Permitted Investments;" or

                  o an incurrence of Indebtedness pursuant to the clause (8) of the covenant described under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock;" plus

            (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of: (1) the cash return of capital with respect to such Restricted Investment, less the cost of disposition, if any, and (2) the initial amount of such Restricted Investment; plus

            (d) to the extent that the Board of Directors designates any Unrestricted Subsidiary that was designated as such after the date of the Indenture as a Restricted Subsidiary, the lesser of (1) the aggregate fair market value of all Investments owned by us and our Restricted Subsidiaries in such Subsidiary at the time such Subsidiary was designated as an Unrestricted Subsidiary and (2) the then aggregate fair market value of all Investments owned by us and our Restricted Subsidiaries in such Unrestricted Subsidiary.

      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

      (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

      (2) the redemption, repurchase, retirement, defeasance or other acquisition of any of our subordinated Indebtedness or of any of our Equity Interests in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to one of our Subsidiaries or an employee stock ownership plan or to a trust established by us or any of our Subsidiaries for the benefit of its employees) of, our Equity Interests other than Disqualified Stock; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

      (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of us or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;


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      (4)   regardless of whether any Default then exists, the payment of any dividend by one of our Restricted Subsidiaries to the holders of its Equity Interests on a pro rata basis;

      (5) the payment of any dividend or distribution to Insight Communications for the repurchase, redemption or other acquisition or retirement for value by Insight Communications of any of its Equity Interests held by any member of its or any of its Subsidiaries' management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

      (6) regardless of whether any Default then exists, the payment of any dividend or distribution to the extent necessary to permit direct or indirect beneficial owners of Capital Stock of Insight Midwest to pay federal, state or local income tax liabilities that would arise solely from income of Insight Midwest or any of its Restricted Subsidiaries, as the case may be, for the relevant taxable period and attributable to them solely as a result of Insight Midwest (and any intermediate entity through which the holder owns such Capital Stock) or any of its Restricted Subsidiaries being a limited liability company, partnership or similar entity for federal income tax purposes;

      (7) the retirement, redemption or repurchase of our Equity Interests pursuant to clauses (ii) or (iii) of Section 10.1(b) of the Partnership Agreement as a result of the occurrence of a Formal Determination (as defined in the Partnership Agreement) and which relates to FCC or other regulatory violations described in the Partnership Agreement; and

      (8) other Restricted Payments in an aggregate amount not to exceed $25.0 million.

      The amount of all Restricted Payments other than cash shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $20.0 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

   Incurrence of Indebtedness and Issuance of Preferred Stock

      We will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness including Acquired Debt, and


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we will not issue any Disqualified Stock and will not permit any of our
Subsidiaries to issue any shares of preferred stock; provided, however, that we may incur Indebtedness including Acquired Debt or issue Disqualified Stock, and our Restricted Subsidiaries may incur Indebtedness or issue preferred stock, if our Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or preferred stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of our most recently ended fiscal quarter for which internal financial statements are available, would have been no greater than 8.0 to 1.

      This covenant does not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

      (1) the incurrence by us and our Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and our Restricted Subsidiaries thereunder) not to exceed $1.225 billion;

      (2) the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

      (3) the incurrence by us of Indebtedness represented by the initial notes and the exchange notes;

      (4) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or such Restricted Subsidiary's business, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause, not to exceed $25.0 million at any time outstanding;

      (5) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness other than intercompany Indebtedness that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (4) of this paragraph;

      (6) the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among us and any of our Restricted Subsidiaries; provided, however, that:

            (a) if Insight Midwest or Insight Capital is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, and

            (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or one of our


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

                  Restricted Subsidiaries and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either us or one of our Restricted Subsidiaries will be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

      (7) the incurrence by us or any of our Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding;

      (8) the incurrence by us or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount at any time outstanding not to exceed 200% of the net cash proceeds received by Insight Midwest from the sale of its Equity Interests other than Disqualified Stock after the date of the indenture to the extent such net cash proceeds have not been applied to make Restricted Payments or to effect other transactions pursuant to the covenant described above under the caption "-Restricted Payments" or to make Permitted Investments pursuant to clause (6) of the definition of Permitted Investments;

      (9) the guarantee by us of Indebtedness of us or one of our Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

      (10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant;

      (11) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount, or accreted value, as applicable, at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause, not to exceed $50.0 million;

      (12) the incurrence by us or any Restricted Subsidiary of Indebtedness represented by notes issued to Affiliates in respect of, and amounts equal to, advances made by such Affiliates to enable us or any Restricted Subsidiary to make payments in connection with the notes or the Amended Kentucky Credit Facility; and

      (13) the incurrence by our Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, that event will be deemed to constitute an incurrence of Indebtedness by one of our Restricted Subsidiaries that was not permitted by this clause.


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      We will not, and will not permit any of our Restricted Subsidiaries to, incur any Indebtedness, including Permitted Debt, that is contractually subordinated in right of payment to any other Indebtedness of us or such Restricted Subsidiary, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of us or a Restricted Subsidiary shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of us or such Restricted Subsidiary solely by virtue of being unsecured.

      For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above, or is entitled to be incurred pursuant to the first paragraph of this covenant, we will be permitted to classify such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

   Sale and Leaseback Transactions

      We will not, and will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction. However, we or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

      (1) we or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Debt to Cash Flow Ratio test in the first paragraph of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) created a Lien on such property securing Attributable Debt pursuant to the covenant described below under the caption "-Liens;"

      (2) the net cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

      (3) the transfer of assets in that sale and leaseback transaction is permitted by, and we or that Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-Repurchase at the Option of holders-Asset Sales."

   Liens

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.


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   Dividend and Other Payment Restrictions Affecting Subsidiaries

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

      (1) pay dividends or make any other distributions on its Equity Interests to us or any of our Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to us or any of our Restricted Subsidiaries;

      (2) make loans or advances or guarantee any such loans or advances to us or any of our Restricted Subsidiaries; or

      (3) transfer any of its properties or assets to us or any of our Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

      (1) Existing Indebtedness as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the indenture;

      (2)   the indenture and the notes;

      (3)   applicable law;

      (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition, except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

      (5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

      (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;


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      (7)   any agreement for the sale or other disposition of a Restricted
            Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

      (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

      (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

      (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

      (12) restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock;" provided that such restrictions are no more restrictive than the terms contained in the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility; and

      (13) restrictions that are not materially more restrictive than customary provisions in comparable financings and our the management determines that such restrictions will not materially impair our ability to make payments as required under the notes.

   Merger, Consolidation or Sale of Assets

      Neither of us may directly or indirectly: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of us and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

      (1) either: (a) we shall the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger, if other than us, or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

      (2) the Person formed by or surviving any such consolidation or merger, if other than us, or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all our obligations under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;


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

      (3) immediately after such transaction no Default or Event of Default exists; and

      (4) we or the Person formed by or surviving any such consolidation or merger, if other than us, or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable fiscal quarter, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock."

      In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of the Restricted Subsidiaries.

   Transactions with Affiliates

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer, exchange or otherwise dispose of any of their properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of our Affiliates, officers or directors (each, an "Affiliate Transaction"), unless:

      (1) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person, as determined by the Board of Directors and evidenced by a resolution of the Board of Directors; and

      (2)   we deliver to the trustee:

            (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

            (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, however, that this clause (b) shall not apply to any transaction between or among Insight Midwest, Insight Communications, AT&T and their respective Subsidiaries.


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

      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

      (1) any employment agreement entered into by us or any of our Restricted Subsidiaries in the ordinary course of business and consistent with our past practice or that of such Restricted Subsidiary;

      (2)   transactions between or among us or our Restricted Subsidiaries;

      (3) transactions with a Person that is our Affiliate solely because we own an Equity Interest in such Person;

      (4) payment of reasonable directors fees to Persons who are not otherwise our Affiliates;

      (5) sales of Equity Interests other than Disqualified Stock to our Affiliates;

      (6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "-Restricted Payments;"

      (7) payment of management fees to Insight Communications Company, L.P. pursuant to the Management Agreements;

      (8) any transactions or arrangements entered into, or payments made, pursuant to the terms of the Amended Kentucky Credit Facility or the Amended Indiana Credit Facility;

      (9)   Permitted Investments;

      (10) any transactions or arrangements in existence on the date of the Indenture; and

      (11) any arrangement with affiliates of Source Media for the distribution of cable television services or programming.

   Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "-Restricted Payments" or reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as we shall determine. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.


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   Reports

      Whether or not required by the Commission, so long as any notes are outstanding, we will furnish to the holders of notes, within the time periods specified in the Commission's rules and regulations:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

      (2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

      In addition, following the completion of this exchange offer, whether or not required by the Commission, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

   Restrictions on Activities of Insight Capital

      Insight Capital will not hold any material assets, become liable for any material obligations, other than the notes, or engage in any significant business activities; provided that Insight Capital may be a co-obligor with respect to Indebtedness if Insight Midwest is a primary obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Insight Midwest or one or more of Insight Midwest's Restricted Subsidiaries other than Insight Capital.

   Payments for Consent

      We will not, and will not permit any of our Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of


                                      113
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the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

      Each of the following is an Event of Default:

      (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

      (2) default in payment when due of the principal of, or premium, if any, on the notes;

      (3) failure by us or any of our Restricted Subsidiaries to comply with the provisions described under the captions "-Repurchase at the Option of holders" or "-Certain Covenants-Merger, Consolidation or Sale of Assets;"

      (4) failure by us or any of our Restricted Subsidiaries for 30 days after written notice thereof has been given to us by the trustee or to us and the trustee by the holders of at least 25% of the aggregate principal amount of the notes outstanding to comply with any of their other covenants or agreements in the indenture;

      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries, or the payment of which is guaranteed by us or any of our Restricted Subsidiaries, whether such Indebtedness or guarantee was created before or after the date of the indenture, if that default:

            (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

      (6) failure by us or any of our Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $25.0 million, net of applicable insurance which has not been denied in writing by the insurer, which judgments are not paid, discharged or stayed for a period of 60 days; and

      (7) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due


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and payable immediately without further action or notice. If any other Event of
Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except (1) a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes or (2) in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note affected by such modification or amendment.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to October 1, 2004, by reason of any willful action or inaction taken or not taken by us or on our behalf with the intention of avoiding the prohibition on redemption of the notes prior to October 1, 2004, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      We are required to deliver to the trustee within 90 days after the end of each fiscal year a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of us, as such, shall have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      We may, at our option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:


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      (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

      (2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

      (4)   the Legal Defeasance provisions of the indenture.

      In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events, described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) in the case of Legal Defeasance, we shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, we shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;


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      (4)   no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

      (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument other than the indenture to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound;

      (6) we must have delivered to the trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of us between the date of deposit and the 91st day following the deposit and assuming that no holder is an "insider" of us under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

      (7) we must deliver to the trustee an Officers' Certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

      (8) we must deliver to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

      Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

      (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than provisions relating to the covenants described above under the caption "-Repurchase at the Option of holders";


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      (3)   reduce the rate of or change the time for payment of interest on any note;

      (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

      (5)   make any note payable in money other than that stated in the notes;

      (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

      (7) waive a redemption payment with respect to any note, other than a payment required by one of the covenants described above under the caption "-Repurchase at the Option of holders"; or

      (8)   make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

      (1)   to cure any ambiguity, defect or inconsistency;

      (2) to provide for uncertificated notes in addition to or in place of certificated notes;

      (3) to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all our assets;

      (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

      (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

      (1)   either:

            (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or


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            (b)   all notes that have not been delivered to the trustee for
                  cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non- callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

      (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which either of us is a party or by which either of us is bound;

      (3) we have paid or caused to be paid all sums payable by us under the indenture; and

      (4) we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

      In addition, we must deliver an Officers' Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of us, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Insight Midwest, L.P., c/o Insight Communications Company, Inc., 126 East 56th Street, New York, NY 10022, Attention: Ms. Colleen Quinn.


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Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      "Acquired Debt" means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of more than 10% of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

      "Amended Indiana Credit Facility" means that certain credit agreement, dated as of October 31, 1998, by and among Insight Communications of Indiana, LLC, The Bank of New York, as administrative agent, and the other lenders party thereto, as amended by Amendment No. 1 dated as of September 24, 1999, and as the same may hereafter be further amended, modified, supplemented or renewed in accordance with its terms and all other loan documents, including the security agreement, delivered pursuant thereto.

      "Amended Kentucky Credit Facility" means the Amended and Restated Revolving Credit and Term Loan Agreement dated as of October 1, 1999 among Insight Kentucky Partners I, L.P. (f/k/a InterMedia Partners VI, L.P.), Toronto Dominion (Texas), Inc., as administrative agent, and the other lenders party thereto.

      "Asset Acquisition" means (a) an Investment by us or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into us or any Restricted Subsidiary, or (b) any acquisition by us or any Restricted Subsidiary of the assets of any Person that constitute substantially all of an operating unit, a division or line of business of such Person or that is otherwise outside of the ordinary course of business.

      "Asset Sale" means:


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      (1)   the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of us and our Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "-Repurchase at the Option of holders-Change of Control" and/or the provisions described above under the caption "-Certain Covenants-Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

      (2) the issuance of Equity Interests in any of our Restricted Subsidiaries or the sale of Equity Interests in any of our Subsidiaries.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that involves assets having a fair market value, as determined by the Board of Directors and evidenced by a resolution of the Board of Directors, of less than $5.0 million;

      (2) a transfer of assets between or among us and our Wholly Owned Restricted Subsidiaries,

      (3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to us or to another Wholly Owned Restricted Subsidiary;

      (4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

      (5)   the sale or other disposition of cash or Cash Equivalents;

      (6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "-Certain Covenants-Restricted Payments;" and

      (7) the incurrence of Permitted Liens and the disposition of assets related to such Permitted Liens by the secured party pursuant to a foreclosure.

      "Asset Swap" means an exchange of assets by us or one of our Restricted Subsidiaries for:

      (1)   one or more Permitted Businesses;

      (2) a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

      (3) long-term assets that are used in a Permitted Business in a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code or any similar or successor provision of the Internal Revenue Code.

      "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the


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remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person," as that term is used in Section 13(d)(3) of the Exchange Act, such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

      "Board of Directors" means:

      (1) with respect to a corporation, the board of directors of the corporation;

      (2) with respect to a partnership, the board of directors of the general partner of the partnership;

      (3) with respect to Insight Midwest at our option, the board of directors of Insight Communications or the Advisory Committee of Insight Midwest; and

      (4) with respect to any other Person, the board or committee of such Person serving a similar function.

      "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      "Capital Stock" means:

      (1)   in the case of a corporation, corporate stock;

      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

      (3) in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited; and

      (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      "Capital Stock Sale Proceeds" means the aggregate net cash proceeds, including the fair market value of the non-cash proceeds, as determined by an independent appraisal firm, received by Insight Midwest after the date of the indenture:


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      (1)   as a contribution to the common equity capital or from the issue or sale of Equity Interests of Insight Midwest other than Disqualified Stock; or

      (2) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Insight Midwest that have been converted into or exchanged for such Equity Interests, other than Equity Interests or Disqualified Stock or debt securities sold to a Subsidiary of Insight Midwest.

      "Cash Equivalents" means:

      (1)   United States dollars;

      (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, provided that the full faith and credit of the United States is pledged in support thereof, having maturities of not more than one year from the date of acquisition;

      (3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

      (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition; and

      (6) money market funds having assets in excess of $100.0 million, at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      "Change of Control" means the occurrence of any of the following:

      (1) the direct or indirect sale, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the properties or assets of us and our Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Permitted Holder and its Related Parties;

      (2) the adoption of a plan relating to the liquidation or dissolution of Insight Midwest;

      (3) the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person" (as defined above), other


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            than the Principals and/or one or more of the Permitted Holders and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Insight Midwest, measured by voting power rather than number of shares;

      (4) the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person" (as defined above) other than a Permitted Holder and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Insight Communications, measured by voting power rather than number of shares;

      (5) during any consecutive two-year period, the first day on which individuals who constituted the Board of Directors of Insight Communications as of the beginning of such two-year period, together with any new directors who were nominated for election or elected to such Board of Directors with the approval of a majority of the individuals who were members of such Board of Directors, or whose nomination or election was previously so approved at the beginning of such two-year period, cease to constitute a majority of the Board of Directors of Insight Communications; or

      (6) Insight Communications consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Insight Communications, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Insight Communications or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Insight Communications outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock other than Disqualified Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

      "Common Stock" of any Person means all Capital Stock of such Person that is generally: entitled to (1) vote in the election of directors of such Person or (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

      "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

      (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

      (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus


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      (3)   consolidated interest expense of such Person and its Restricted
            Subsidiaries for such period, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

      (4) depreciation, amortization, including amortization of goodwill and other intangibles, and other non-cash expenses, excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period, of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

      (5) non-cash items increasing such Consolidated Net Income, including the partial or entire reversal of reserves taken in prior periods, for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, one of our Restricted Subsidiaries shall be added to Consolidated Net Income to compute our Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividend to us by such Restricted Subsidiary without prior approval that has not been obtained, pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

      "Consolidated Indebtedness" means, with respect to any Person as of any date of determination, the sum, without duplication, of (a) the total amount of Indebtedness of such Person and its Restricted Subsidiaries, plus (b) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus (c) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

      "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, all calculated after taking into account the effect of all Hedging Obligations, (b) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such


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period, (c) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon, and (d) the product of (A) all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

      "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

      (1) the Net Income, but not loss, of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

      (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

      (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

      (4) the cumulative effect of a change in accounting principles shall be excluded; and

      (5) the Net Income, but not loss, of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries, except for purposes of the covenants described under the caption "Certain Covenants Restricted Payments" and "Incurrence of Indebtedness and Issuance of Preferred Stock" in which case the Net Income of any Unrestricted Subsidiary will be included to the extent it would otherwise be included under clause
            (1) of this definition above.

      "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of us who:

      (1) was a member of such Board of Directors on the date of the indenture; or

      (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.


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      "Credit Facilities" means, one or more debt facilities, including, without limitation, the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility, or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables, or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      "Debt to Cash Flow Ratio" means, as of any date of determination (the "Determination Date"), the ratio of (a) our Consolidated Indebtedness as of such Determination Date to (b) four times our Consolidated Cash Flow for the most recent full fiscal quarter ending immediately prior to such Determination Date for which internal financial statements are available (the "Measurement Period"), determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by us and our Subsidiaries from the beginning of such quarter through and including such Determination Date, including any related financing transactions, as if such acquisitions and dispositions had occurred at the beginning of such quarter. For purposes of calculating Consolidated Cash Flow for the Measurement Period immediately prior to the relevant Determination Date, (a) any Person that is a Restricted Subsidiary on the Determination Date, or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow, will be deemed to have been a Restricted Subsidiary at all times during the Measurement Period; (b) any Person that is not a Restricted Subsidiary on such Determination Date, or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow, will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and (c) if we or any Restricted Subsidiary shall have in any manner (x) acquired, including through an Asset Acquisition or the commencement of activities constituting such operating business, or (y) disposed of, including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business, any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with generally accepted accounting principles consistently applied, as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period, and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period.

      "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      "Disqualified Stock" means any Capital Stock that, by its terms or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute


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Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "-Certain Covenants-Restricted Payments."

      "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

      "Equity Offering" means an offering by a Person of its shares of Equity Interests other than Disqualified Stock however designated and whether voting or non-voting, and any and all rights, warrants or options to acquire such Equity Interests other than Disqualified Stock.

      "Existing Indebtedness" means up to $10.0 million in aggregate principal amount of Indebtedness of us and our Subsidiaries, other than Indebtedness under the Amended Kentucky Credit Facility and the Amended Indiana Credit Facility, in existence on the date of the indenture, until such amounts are repaid.

      "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

      "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

      (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

      (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

      "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

      (1)   borrowed money;

      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof;

      (3)   banker's acceptances;


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      (4)   representing Capital Lease Obligations of such Person and all
            Attributable Debt in respect of sale and leaseback transactions entered into by such Person;

      (5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

      (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person, whether or not such Indebtedness is assumed by the specified Person, and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date shall be:

      (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

      (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      "Insight Communications" means Insight Communications Company, Inc.

      "Insight Midwest" means Insight Midwest, L.P.

      "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons, including Affiliates, in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. If we or any of our Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any of our direct or indirect Restricted Subsidiaries such that, after giving effect to any such sale or disposition, such Person is no longer our Subsidiary, we shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-Certain Covenants-Restricted Payments." The acquisition by us or any of our Restricted Subsidiaries of a Person that holds an Investment in a third Person shall be deemed to be an Investment by us or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "-Certain Covenants-Restricted Payments."


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      "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation, assignment for security or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction.

      "Management Agreements" means the management agreements between Insight Communications Company, L.P. and each of Insight Indiana and Insight Kentucky as each is in effect on the date of the indenture.

      "Net Income" means, with respect to any specified Person, the net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

      (1) any gain, but not loss, together with any related provision for taxes on such gain, but not loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

      (2) any extraordinary gain, but not loss, together with any related provision for taxes on such extraordinary gain, but not loss.

      "Net Proceeds" means the aggregate cash proceeds received by us or any of our Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of:

      (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Sale;

      (2) all payments made on any indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security arrangement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

      (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale; and

      (4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale.

      "Non-Recourse Debt" means Indebtedness:


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      (1)   as to which neither we nor any of our Restricted Subsidiaries (a)
            provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness, (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

      (2) no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness, other than the notes, of us or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

      (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of us or any of our Restricted Subsidiaries.

      "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      "Partnership Agreement" means the limited partnership agreement of Insight Midwest, L.P., dated October 1, 1999.

      "Permitted Business" means a cable television, media and communications, entertainment, telecommunications or data transmission business, businesses ancillary, complementary or reasonably related thereto and reasonable extensions thereof.

      "Permitted Holders" means Sidney R. Knafel, Michael S. Willner and Kim D. Kelly.

      "Permitted Investments" means:

      (1)   any Investment in us or in one of our Restricted Subsidiaries;

      (2)   any Investment in Cash Equivalents;

      (3) any Investment by us or any of our Subsidiaries in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary of one of us; or

            (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, one of us or one of our Restricted Subsidiaries; provided that such Person's primary business is a Permitted Business;

      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-Repurchase at the Option of holders-Asset Sales;"


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      (5)   any Investment in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

      (6) Investments made out of the net cash proceeds of the issue and sale, other than to a Subsidiary of Insight Midwest, of Equity Interests other than Disqualified Stock of Insight Midwest, to the extent that:

            (a) such net cash proceeds have not been applied to make a Restricted Payment or to effect other transactions pursuant to the covenant described above under the caption "-Restricted Payments," or

            (b) such net cash proceeds have not been used to incur Indebtedness pursuant to clause (8) of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock;"

      (7) the extension of credit to vendors, suppliers and customers in the ordinary course of business;

      (8) any Investment existing as of the date of the indenture, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require us or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith;

      (9) any acquisition of assets solely in exchange for the issuance of our Equity Interests other than Disqualified Stock;

      (10)  Hedging Obligations;

      (11) loans and advances to officers, directors and employees of us and the Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses in each case incurred in the ordinary course of business not to exceed $1.0 million outstanding at any time; and

      (12) other Investments in any Person, other than Insight Communications or an Affiliate of Insight Communications that is not also a Subsidiary of one of us, having an aggregate fair market value, measured on the date each such Investment was made and without giving effect to subsequent changes in value, when taken together with all other Investments made pursuant to this clause (12) since the date of the indenture not to exceed $50.0 million.

      "Permitted Liens" means:

      (1) Liens securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred;

      (2)   Liens in favor of us or a Restricted Subsidiary;


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      (3)   Liens on property or assets, or any shares of Capital Stock or secured indebtedness of a Person existing at the time such Person is merged with or into or consolidated with one of us or one of our Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or the Restricted Subsidiary;

      (4) Liens on property existing at the time of acquisition thereof by us or any of our Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such acquisition;

      (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

      (6) Liens to secure Indebtedness, including Capital Lease Obligations, permitted by clause (4) of the second paragraph of the covenant entitled "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

      (7)   Liens existing on the date of the indenture;

      (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

      (9) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

      (10) Statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

      (11) Easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of us or any of our Restricted Subsidiaries;

      (12) Attachment or judgment Liens not giving rise to a Default or an Event of Default;


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      (13)  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

      (14) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business, exclusive of obligations for the payment of borrowed money;

      (15) Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

      (16) Liens arising from filing Uniform Commercial Code financing statements regarding leases or other Uniform Commercial Code financing statements for precautionary purposes relating to arrangements not constituting Indebtedness;

      (17) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

      (18) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect us or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

      (19) Liens consisting of any interest or title of a licensor in the property subject to a license;

      (20)  Liens on the Capital Stock of Unrestricted Subsidiaries;

      (21) Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

      (22) Any extensions, substitutions, replacements or renewals of the foregoing; and

      (23) Liens incurred in the ordinary course of business of us or any of our Restricted Subsidiaries with respect to obligations that do not exceed $20.0 million at any one time outstanding.

      "Permitted Refinancing Indebtedness" means any Indebtedness of us or any of our Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of us or any of our Subsidiaries, other than intercompany Indebtedness; provided that:


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      (1)   the principal amount, or accreted value if applicable, of such
            Permitted Refinancing Indebtedness does not exceed the principal amount, or accreted value if applicable, of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded, plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith;

      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (4) such Indebtedness is incurred either by us or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      "Principals" means AT&T Broadband and Insight Communications.

      "Related Party" means, with respect to any Person:

      (1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of such Person; or

      (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more such Persons and/or such other Persons referred to in the immediately preceding clause (1).

      "Restricted Investment" means an Investment other than a Permitted Investment.

      "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.


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      "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      "Subsidiary" means, with respect to any specified Person:

      (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person, or a combination thereof; and

      (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or
            (b) the only general partners of which are such Person or one or more Subsidiaries of such Person, or any combination thereof.

      "Unrestricted Subsidiary" means any Subsidiary of either of us, or any successor to any of us, that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

      (1)   has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with one of us or any of our Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of us; and

      (3) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results.

      Any designation of one of our Subsidiaries as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-Certain Covenants-Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by one of our Restricted Subsidiaries as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock," we shall be in default of such covenant. Our Boards of Directors may at any time designate any


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Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by one of our Restricted Subsidiaries of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years, calculated to the nearest one-twelfth, that will elapse between such date and the making of such payment; by

      (2)   the then outstanding principal amount of such Indebtedness.

      "Wholly Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.


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

                       MATERIAL FEDERAL TAX CONSIDERATIONS

      Set forth below are the material United States federal income tax consequences relevant to, in the opinion of Cooperman Levitt Winikoff Lester & Newman, P.C., our legal counsel, the exchange offer. Except where noted, the following deals only with the notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), by a holder of notes that is an individual citizen or resident of the United States or is a United States corporation that has purchased the notes pursuant to their original issue. The following does not deal with special situations such as those of broker-dealers, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, or persons holding notes as part of a hedging or conversion transaction or a straddle. Furthermore, the following is based upon the provisions of the Code and regulations, rulings and judicial decisions promulgated under the Code as of the date hereof. Such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

      As used in this prospectus, a "United States person" is:

      (1)   a citizen or resident of the U.S.;

      (2) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any of its political subdivision;

      (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source;

      (4)   a trust if:

            (a) a United States court is able to exercise primary supervision over the administration of the trust; and

            (b) one or more United States persons have the authority to control all substantial decisions of the trust;

      (5) a certain type of trust in existence on August 20, 1996, which was treated as a United States person under the Code in effect immediately prior to such date and which has made a valid election to be treated as a United States person under the Code; and

      (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

      A "U.S. holder" is a beneficial owner of a note who is a United States Person. A "foreign holder" is a beneficial owner of a note who is not a U.S. holder.


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

      Prospective investors are advised to consult their own tax advisors with regard to the application of the tax considerations discussed below to their particular situations, as well as the application of any state, local, foreign or other tax laws, or subsequent revisions of such laws.

Federal Income Taxation of U.S. Holders

   Exchange of Notes

      The exchange of exchange notes pursuant to the exchange offer will not be treated as a taxable sale, exchange or other disposition of the corresponding initial notes because the terms of the exchange notes are not materially different from the terms of the initial notes. Accordingly:

      (1) no gain or loss will be realized by a U.S. holder upon receipt of an exchange note;

      (2) the holding period of the exchange note will include the holding period of the initial note exchanged therefor; and

      (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the initial notes exchanged.

      The filing of a shelf registration statement should not result in a taxable exchange to us or any holder of a note.

   Payments of Interest

      A U.S. holder of an exchange note generally will be required to report as ordinary income for federal income tax purposes interest received or accrued on the exchange note in accordance with the U.S. holder's method of tax accounting.

   Market Discount

      If a U.S. holder purchases an exchange note for an amount that is less than its "stated redemption price at maturity" (which is the stated principal amount), the amount of the difference will be treated as "market discount" for federal income tax purposes unless such difference is less than a specified de minimis amount. Under the de minimis exception, an exchange note is considered to have no market discount if the excess of the stated redemption price at maturity of the exchange note over the holder's tax basis in such note immediately after its acquisition is less than 0.25% of the stated redemption price at maturity of the exchange note multiplied by the number of complete years to the maturity date of the exchange note after the acquisition date.

      Under the market discount rules, a U.S. holder of an exchange note that does have market discount is required to treat any principal payment on, or any gain from the sale, exchange, retirement or other disposition of an exchange note as ordinary income to the extent of the accrued market discount not previously included in income at the time of such payment or disposition. In addition, such a holder may be required to defer until maturity of the exchange note or its earlier disposition in a taxable transaction the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such exchange note.


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

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange note, unless the U.S. holder elects to accrue the market discount on a constant interest method. A U.S. holder of an exchange note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligation acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

   Bond Premium

      A U.S. holder who purchases an exchange note for an amount in excess of its stated redemption price at maturity will be considered to have purchased the exchange note with "amortizable bond premium" equal to the amount of such excess. A U.S. holder generally may elect to amortize the premium on the constant yield to maturity method. The amount amortized in any year under such method will be treated as a reduction of the holder's interest income from the exchange note during such year and will reduce the holder's adjusted tax basis in the exchange note by such amount. A holder of an exchange note that does not make the election to amortize the premium will not reduce its tax basis in the exchange note, and thus effectively will realize a smaller gain, or a larger loss, on a taxable disposition of the exchange note than it would have realized had the election been made. The election to amortize the premium on a constant yield to maturity method, once made, applies to all debt obligations held or acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenues Service.

   Sale, Exchange or Retirement

      A U.S. holder's tax basis in an exchange note generally will equal the purchase price paid therefor, increased by market discount previously included in income by such U.S. holder and decreased by any amortized premium applied to reduce interest and any principal payments on the exchange note. Upon the sale, exchange or retirement, including redemption, of an exchange note, a holder of an exchange note generally will recognize gain or loss equal to the difference between the amount of cash and the fair market value of other property received from the sale, exchange or retirement of the exchange note (other than in respect of accrued and unpaid interest on the exchange note) and the adjusted tax basis in the exchange note. Such gain or loss generally will be capital gain or loss, except to the extent of any accrued market discount, which will be taxed as ordinary income. Amounts received attributable to accrued but unpaid interest will be treated as ordinary interest income.

      Under current law, net capital gains of individuals generally are subject to the following maximum federal tax rates:

      (1)   twenty percent, for property held more than one year; and

      (2) beginning in the year 2006, eighteen percent, for property acquired after the year 2000 and held for more than five years.

      The deductibility of capital losses is subject to limitations.


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

Federal Income Taxation of Foreign Holders

      The following is a summary of certain United States Federal income tax consequences of the ownership and sale or other disposition of the exchange notes by a foreign holder.

      If the income or gain on the exchange notes is "effectively connected with the conduct of a trade or business within the United States" of the foreign holder of the exchange notes, such income or gain will be subject to tax essentially in the same manner as if the exchange notes were held by a United States person, as discussed above, and in the case of a foreign person that is a foreign corporation, may also be subject to the federal branch profits tax.

      If the income on the exchange notes is not effectively connected with the conduct of a trade or business within the United States, then under the "portfolio interest" exception to the general rules for the withholding of tax on interest paid to a foreign holder, a foreign holder will not be subject to United States tax, or to withholding, on interest on an exchange note, provided that:

      (1) the foreign holder does not actually or constructively own 10% or more of a capital or profits interest in us within the meaning of
            Section 871(h)(3) of the Code;

      (2) the foreign holder is not a controlled foreign corporation that is considered related to us within the meaning of Section 864(d)(4) of the Code; and

      (3) we, our paying agent or the person who would otherwise be required to withhold tax received either:

            (a) a statement on Internal Revenue Service Form W-8, signed under penalties of perjury by the beneficial owner of the exchange note, in which the owner certifies that the owner is not a United States person and which provides the owner's name and address; or

            (b) a statement signed under penalties of perjury by a financial institution holding the exchange note on behalf of the beneficial owners, together with a copy of each beneficial owner's Form W-8.

      Recently finalized regulations, which generally became effective on January 1, 2000, add certain alternative certification procedures. A foreign holder who does not qualify for the "portfolio interest" exception will be subject to United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate upon delivery of requisite certification of eligibility) on interest payments on the exchange notes which are not effectively connected with the conduct of a trade or business within the United States.

      If the gain on the exchange notes is not effectively connected with the conduct of a trade or business within the United States, then gain recognized by a foreign holder upon the redemption, sale or exchange of an exchange note, including any gain representing accrued market discount, will not be subject to United States tax unless the foreign holder is an individual present in the United States for 183 days or more during the taxable year in which the exchange note is redeemed, sold or exchanged, and certain other requirements are met, in which case the foreign


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

holder will be subject to United States tax at a flat rate of 30%, unless exempt by applicable treaty upon delivery of requisite certification of eligibility. Foreign holders who are individuals may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates.

Federal Estate Taxation of Foreign Holders

      An exchange note that is held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to U.S. federal estate tax as a result of such individual's death, provided that, at the time of the individual's death, payments of interest with respect to such exchange note would have qualified for the portfolio interest exception.

Federal Income Tax Backup Withholding

      Certain (generally, non-corporate) U.S. holders may be subject to back-up withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of the disposition of the exchange notes if the holder:

      (1)   fails to provide a taxpayer identification number;

      (2)   furnishes an incorrect taxpayer identification number;

      (3) is notified by the Internal Revenue Service that he or she has failed to report properly payments of interest and dividends and the Internal Revenue Service has notified us that he or she is subject to backup withholding; or

      (4) fails, under certain circumstances, to provide a signed statement, certified under penalties of perjury, that the taxpayer identification number provided is correct and that he or she is not subject to backup withholding.

      The amount of any backup withholding deducted from a payment to a U.S. holder is allowable as a credit against the U.S. holder's federal income tax liability, provided that certain required information is furnished to the Internal Revenue Service. Certain holders, (including, among others, corporations and foreign individuals who comply with certain certification requirements described above under "Foreign Holders") are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.


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                                 EXCHANGE OFFER

Registration Rights Agreement

      The initial notes were originally issued on October 1, 1999 to Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co., Incorporated, BNY Capital Markets, Inc. and Wasserstein Perella Securities, Inc. pursuant to a purchase agreement dated September 28, 1999. The initial purchasers subsequently resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act. We are parties to a registration rights agreement with the initial purchasers entered into as a condition to the closing under the purchase agreement. Pursuant to the registration rights agreement, we agreed, for the benefit of the holders of the initial notes, at our cost to:

      o file an exchange offer registration statement on or before March 29, 2000 with the Securities and Exchange Commission with respect to the exchange offer for the notes; and

      o use our reasonable best efforts to have the registration statement declared effective under the Securities Act by October 2, 2000.

      Upon the registration statement being declared effective, we will offer the exchange notes in exchange for surrender of the initial notes. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the initial notes. For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note.

      Under existing interpretations of the staff of the Securities and Exchange Commission contained in several no-action letters to third parties, we believe that the exchange notes will in general be freely tradeable after the exchange offer without further registration under the Securities Act. However, any purchaser of initial notes who is an "affiliate" of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

      o will not be able to rely on these interpretations of the staff of the Securities and Exchange Commission;

      o     will not be able to tender its initial notes in the exchange offer;
            and

      o must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the initial notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

      As contemplated by these no-action letters and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that:

      o neither the holder nor any such other person is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;


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

      o the holder or any such other person is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

      o it is acquiring the exchange notes in the ordinary course of business;

      Each holder participating in the exchange offer for the purpose of distributing the exchange notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes and cannot rely on those no-action letters.

      For a description of the procedures for resales by broker-dealers, see "Plan of Distribution."

Shelf Registration Statement

      If:

      o we are not permitted to consummate this exchange offer because the exchange offer is not permitted by applicable law or Commission policy (after we have unsuccessfully sought a no-action letter from the Commission allowing us to consummate the exchange offer); or

      o any holder of transfer restricted securities notifies us prior to the 30th business day following the effective date of the registration statement that:

            o it is prohibited by law or Commission policy from participating in the exchange offer; or

            o it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the registration statement is not appropriate or available for such resales; or

            o that it is a broker-dealer and owns notes acquired directly from us or one of our affiliates;

then we will file with the Commission a shelf registration statement relating to all transfer restricted securities. We will use our reasonable best efforts to file the shelf registration statement within 30 days of the earlier of the date we determine that we cannot consummate this exchange offer or the date we receive notice from a holder as described in the previous sentence. We will use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission within 90 days after we are required to file the shelf registration statement. However, the deadlines for filing and effectiveness of the shelf registration statement shall not be earlier than such deadlines for the registration statement.

      For purposes of the preceding, "transfer restricted securities" means

      o     each initial note until


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

            o the date on which such initial note has been exchanged in the exchange offer for an exchange note which may be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act;

            o the date on which such initial note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

            o the date on which such initial note is distributed to the public pursuant to Rule 144 under the Securities Act and

      o each exchange note held by a broker-dealer until the date on which such exchange note is disposed of by a broker-dealer pursuant to the "Plan of Distribution" contained herein (including the delivery of this prospectus).

      The registration rights agreement provides that if:

      o we fail to file the registration statement or shelf registration statement required by the registration rights agreement on or before the date specified for such filing;

      o the registration statement or the shelf registration statement is not declared effective by the Securities and Exchange Commission on or prior to the date specified in the registration rights agreement for such effectiveness;

      o we fail to complete the exchange offer within 30 business days of the September 29, 2000 deadline for effectiveness of the registration statement; or

      o the shelf registration statement or the registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the period specified in the registration rights agreement (each such event referred to in this clause and the three preceding clauses are referred to as a "registration default");

then we will pay liquidated damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

      The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of $.50 per week per $1,000 principal amount of notes.

      All accrued liquidated damages will be payable to holders of the initial notes in cash on the semi-annual interest payment dates on the notes, commencing with the first such date occurring after any such registration default, until such registration default is cured.

      Following the cure of all registration defaults, the accrual of liquidated damages will cease.


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

      Holders of notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring transfer restricted securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Expiration Date; Extensions; Amendments; Termination

      The exchange offer will expire at 5:00 p.m., New York City time, on _____, 2000, unless we extend it in our reasonable discretion. The expiration date of the exchange offer will be at least 30 days after we mail notice of the exchange offer to holders as provided in Rule 14e-1(a) under the Securities Exchange Act of 1934 and the registration rights agreement.

      To extend the expiration date, we will need to notify the exchange agent of any extension by oral, promptly confirmed in writing, or written notice. We will also need to notify the holders of the initial notes by mailing an announcement or by means of a press release or other public announcement communicated, unless otherwise required by applicable law or regulation, before 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

      We expressly reserve the right:

      o to delay acceptance of any initial notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of initial notes not previously accepted if any of the conditions described below under "--Conditions to the Exchange Offer" have occurred and have not been waived by us, if permitted to be waived, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

      o     to amend the terms of the exchange offer in any manner.

      If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the initial notes of the amendment including providing public announcement, or giving oral or written notice to the holders of the initial notes. A material change in the terms of the exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of the exchange offer. If any material change is made to the terms of the exchange offer, we will disclose the change by means of a post-effective amendment to the registration statement of which this prospectus is a part and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will also extend the exchange offer for an additional five to ten business days as required by the Securities Exchange Act, depending on the significance of the amendment, if the


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

exchange offer would otherwise expire during that period. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral, promptly confirmed in writing, or written notice to the exchange agent.

Procedures for Tendering Initial Notes

      To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

Regular Delivery Procedure:       Complete, sign and date the letter of
                                  transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal, guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile, together with the certificates representing your initial notes being tendered and any other required documents, to the exchange agent on or before 5:00 p.m., New
                                  York City time, on the expiration date.

Book-entry Delivery Procedure:    Send a timely confirmation of a book-entry
                                  transfer of your initial notes, if this
                                  procedure is available, into the exchange agent's account at The Depository Trust
                                  Company ("DTC") as contemplated by the
                                  procedures for book-entry transfer described under "--Book-Entry Delivery Procedure" below, on or before 5:00 p.m., New York City time, on the expiration date.

Guaranteed Delivery Procedure:    If time will not permit you to complete your
                                  tender by using the procedures described above before the expiration date, comply with the guaranteed delivery procedures described under
                                  "--Guaranteed Delivery Procedure" below.

      The method of delivery of initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your initial notes on your behalf.

      Only a holder of initial notes may tender initial notes in this exchange offer. For purposes of this exchange offer, a holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

      If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact this registered holder promptly and instruct this registered holder to tender these


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

notes on your behalf. If you wish to tender these initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by an eligible institution. An eligible institution is:

      o a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

      o a commercial bank or trust company having an office or correspondent in the United States; or

      o an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

      However, signatures on a letter of transmittal do not have to be guaranteed if initial notes are tendered:

      o by a registered holder, or by a participant in DTC in the case of book-entry transfers, whose name appears on a security position listing as the owner, who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder, or deposited into this participant's account at DTC in the case of book-entry transfers; or

      o     for the account of an eligible institution.

      If the letter of transmittal or any bond powers are signed by:

      o the recordholder(s) of the initial notes tendered: The signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever;

      o a participant in DTC: The signature must correspond with the name as it appears on the security position listing as the holder of the initial notes;

      o a person other than the registered holder of any initial notes. These initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes;

      o trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity. These persons should so indicate such capacities when signing. Unless waived by us,


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

            evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

Book-Entry Delivery Procedure

      Any financial institution that is a participant in DTC's system may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent's account at DTC according to DTC's procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

      A delivery of initial notes through a book-entry transfer into the exchange agent's account at DTC will only be effective if an agent's message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under "--Exchange Agent" on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Guaranteed Delivery Procedure

      If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date, or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, you may still tender in this exchange offer if:

      o you tender through an eligible institution, on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by this letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent's message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

      o the certificates for all your tendered initial notes in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by


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            the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

      Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the letter of transmittal.

      We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent's account at DTC with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal tenders will be determined by us in our sole discretion. Our determination will be final and binding.

      We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel's opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within the time that we shall determine. Neither the exchange agent, any other person or we will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. Neither the exchange agent nor we will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until the irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived as promptly as practicable following the expiration date.

      If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled "--Conditions to the Exchange Offer" below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if, we give oral or written notice of acceptance to the exchange agent.

      We will issue the exchange notes in exchange for the initial notes tendered by a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent's account at DTC with an agent's message, in each case, in form satisfactory to us and the exchange agent.

      If any tendered initial notes are not accepted for any reason or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or


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

non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, as promptly as practicable after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

      In addition, we reserve the right in our sole discretion, but in compliance with the provisions of the indenture, to:

      o purchase or make offers for any initial notes that remain outstanding after the expiration date, or, as described under "-Expiration Date; Extensions; Amendments; Termination," to terminate the exchange offer as provided by the terms of our registration rights agreement, and

      o purchase initial notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.

      The terms of any of the purchases or offers described above could differ from the terms of the exchange offer.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under "-Exchange Agent" and before acceptance of your tendered initial notes for exchange by us.

      Any notice of withdrawal must:

      o specify the name of the person having tendered the initial notes to be withdrawn;

      o identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

      o be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender; and

      o     state that you are withdrawing your tender of initial notes.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in


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

this exchange offer.

      You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under "--Procedures for Tendering Initial Notes" above at any time before the expiration date.

Conditions to the Exchange Offer

      With exceptions, we will not be required to accept initial notes for exchange, or issue exchange notes in exchange for any initial notes, and we may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the initial notes, if:

      o the exchange offer violates applicable law or any interpretation of the staff of the Securities and Exchange Commission;

      o     any required governmental approval has not been obtained; or

      o a court or any governmental authority has issued an injunction, order or decree that would prevent or impair our ability to proceed with the exchange offer.

      These conditions are for our sole benefit. We may assert any of these conditions regardless of the circumstances giving rise to any of them. We may also waive these conditions, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion, but within the limits of applicable law, that any of the foregoing events or conditions has occurred or exists or has not been satisfied. Our failure at any time to exercise any of rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which we may assert at any time and from time to time.

      If we determine that we may terminate the exchange offer, as provided above, we may:

      o refuse to accept any initial notes and return any initial notes that have been tendered to their holders;

      o extend the exchange offer and retain all initial notes tendered before the expiration date, allowing, however, the holders of tendered initial notes to exercise their rights to withdraw their tendered initial notes; or

      o waive any termination event with respect to the exchange offer and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under "--Expiration Date; Extensions; Amendments; Termination."

      If we determine that we may terminate the exchange offer, we may be required to file a shelf registration statement with the Securities and Exchange Commission as described under "--Shelf Registration Statement." The exchange offer is not dependent upon any minimum principal amount of initial notes being tendered for exchange.

Accounting Treatment


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

      We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

      We have appointed Harris Trust Company of New York as exchange agent for the exchange offer. You should direct all questions and requests for assistance or additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

            Harris Trust Company of New York
            Wall Street Plaza
            88 Pine Street--19th Floor
            New York, New York 10005
            Attention: Reorganization Department
            Fax number: (212) 701-7636

Fees and Expenses

      We will bear the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders under the exchange offer is being made by mail; however, our officers and other employees may make additional solicitations by telegraph, telephone, telecopy or in person.

      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes, and in handling or forwarding tenders for exchange.

      We will pay the expenses incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

      We will generally pay all transfer taxes, if any, applicable to the exchange of initial notes under the exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other person, if:

      o certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered; or

      o tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or


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

      o a transfer tax is imposed for any reason other than the exchange of initial notes under the exchange offer.

      If satisfactory evidence of payment of these taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

      If you do not properly tender your initial notes in the exchange offer, your initial notes will remain outstanding and continue to accrue interest. However, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not governed by, the Securities Act. In addition, you will no longer be able to obligate us to register the initial notes under the Securities Act, except in the limited circumstances provided under our registration rights agreement. To the extent the initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. You should refer to "Risk Factors--Your failure to participate in the exchange offer will have adverse consequences."


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

                          BOOK-ENTRY; DELIVERY AND FORM

      Principal and interest payments on global securities registered in the name of DTC's nominee will be made in immediate available funds to DTC's nominee as the registered owner of the global securities. We and the trustee will treat DTC's nominee as the owner of the global securities for all other purposes as well. Accordingly, we, the trustee, any paying agent and the initial purchaser will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee or us.

      So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for the purposes of:

      o     receiving payment on the notes;

      o     receiving notices; and

      o     for all other purposes under the Indentures and the notes.

      Beneficial interests in the notes will be evidenced only by, and transfers of the notes will be effected only through, records maintained by DTC and its participants.

      Except as described below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of the global security for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant, the person must rely on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indentures. Under existing industry practices, if we request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indentures, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount at maturity of the notes as to which the participant or participants has or have given the direction.

      Although DTC, Euroclear and Cedel have agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants in DTC, Euroclear and Cedel, they are under no obligation to perform these procedures, and the procedures may be


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

discontinued at any time. None of us, the trustee, any agent of the initial purchaser or ours will have any responsibility for the performance by DTC, Euroclear and Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      DTC has provided the following information to us. DTC is a:

      o     limited-purpose trust company organized under the New York Banking
            Law;

      o     a banking organization within the meaning of the New York Banking
            Law;

      o     a member of the U.S. Federal Reserve System;

      o a clearing corporation within the meaning of the New York Uniform Commercial Code; and

      o a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

Certificated Notes

      Notes represented by a global security are exchangeable for certificated notes only if:

      o DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a registered clearing agency, and a successor depository is not appointed by us within 90 days;

      o determine not to require all of the notes to be represented by a global security and notifies the trustee of their decision; or

      o an event of default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default relating to the notes represented by the global security has occurred and is continuing.

      Any global security that is exchangeable for certificated notes in accordance with the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in the names as DTC or its nominee may direct. However, a global security is only exchangeable for a global security of like denomination to be registered in the name of DTC or its nominee. If a global security becomes exchangeable for certificated notes:

      o certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples of $1,000;

      o payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency we maintain for these purposes; and


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

      o no service charge will be made for any issuance of the certificated notes, although the issuers may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the issuance.

      Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

      Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day, which must be a business day for Euroclear and Cedel, immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interest in a global security by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.


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                              PLAN OF DISTRIBUTION

      A broker-dealer that is the holder of initial notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities, other than initial notes acquired directly from us or any of our affiliates, may exchange such initial notes for exchange notes pursuant to the exchange offer; provided, that each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. All dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other holder of exchange notes. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreement, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon for us by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and for the year then ended and the consolidated financial statements of Insight Communications of Indiana, LLC at December 31, 1998 and for the two month period ended December 31, 1998, and the combined financial statements of Noblesville, Indiana, Jeffersonville, Indiana and Lafayette, Indiana Cable Television Systems at October 31, 1998 and for the ten month period ended October 31, 1998 and the year ended December 31, 1997, as set forth in their reports. We've included our financial statements in this prospectus and appearing elsewhere in the Registration Statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

      The combined financial statements of TCI Insight Systems as of October 31, 1998 and for the ten-month period ended October 31, 1998 and for the year ended December 31, 1997 have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The combined financial statements of TCI IPVI Systems as of April 30, 1998 and for the four-month period ended April 30, 1998 and for the year ended December 31, 1997 have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of InterMedia Capital Partners VI, L.P., as of September 30, 1999 and December 31, 1998 and for the nine month period ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) to December 31, 1998 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


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                              AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-4, including all amendments, exhibits, schedules and supplements, to register the exchange notes. Although this prospectus, which forms a part of the registration statement, contain all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the Commission. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400,Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can also review such material by accessing the Commission's Internet web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

      As a result of the exchange offer, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act. So long as we are subject to these periodic reporting requirements, we will continue to furnish the information required thereby to the Commission. We will be required to file periodic reports with the Commission pursuant to the Securities Exchange Act during our current fiscal year and thereafter so long as the exchange notes are held by at least 300 registered holders. We do not anticipate that, for periods following December 31, 2001, the exchange notes will be held of record by more than 300 registered holders. Therefore, we do not expect to be required to comply with the periodic reporting requirements imposed under the Securities Exchange Act after that date. However, we have agreed that, whether or not we are required to do so by the rules and regulations of the Commission, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and file with the Commission, unless the Commission will not accept such a filing:

      o all quarterly and annual financial information that would be required to be contained in such a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, regarding a discussion of the annual information only, a report thereon by our certified independent public accountants; and

      o all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

      In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.


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                                    GLOSSARY

The following is a description of certain terms used in this prospectus:

Amplifier cascades................ The operation of two or more amplifiers in series so that the output of one device feeds the input of the next device.

Bandwidth......................... Bandwidth measures the information-carrying capacity of a communication channel and
                                   indicates the range of usable frequencies that can be carried by a cable television system.

Basic customer.................... A customer to a cable television system who receives the Basic Service Tier and who is usually charged a flat monthly rate for a number of channels.

Basic penetration................. Basic customers as a percentage of total number of homes passed.

Basic service tier................ A package of over-the-air broadcast stations, local access channels and certain
                                   satellite-delivered cable television services (other than premium services).

Broadband......................... The ability to deliver multiple channels and/or services to customers.

Cable modem....................... A device similar to a telephone modem that sends and receives signals over a cable
                                   television network at speeds up to 100 times the capacity of a typical telephone modem.

Channel capacity.................. The number of traditional video programming channels that can be carried over a
                                   communications system.

Clustering........................ A general term used to describe the strategy of operating cable television systems in a specific geographic region, thus allowing for the achievement of economies of scale and operating efficiencies in such areas as system management, marketing and technical functions.

Converter......................... An electronic device that permits tuning of a cable television signal to permit reception by customer television sets and VCRs and provides a means of access control for cable television programming.

Density........................... A general term used to describe the number of homes passed per mile of network.

Digital video..................... A distribution technology where video content is delivered in digital format.

Direct broadcast satellite
television system................. A service by which packages of television programming are transmitted via high-powered satellites to individual homes, each served by a small satellite dish.

Fiber optic cable................. A cable made of glass fibers through which signals are transmitted as pulses of light to the distribution portion of the cable television system which in turn goes to the customer's home. Capacity for a very large number of channels can be more easily provided.

Fiber optic trunk system.......... The use of fiber optic cable from the headend to the distribution portion of the cable television system.

Headend........................... A collection of hardware, typically including earth stations, satellite receivers, towers, off-air antennae, modulators, amplifiers, and video cassette playback machines within which signals are processed and then combined for distribution within the cable television network. Equipment to process signals from the customer's home also are contained at the headend.

Homes passed...................... The number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

Multiplexing...................... Additional screens of premium channels, such as HBO and Showtime, which cable operators provide for no additional fees, provided the customer subscribes to the primary premium channel.

Multipoint multichannel
distribution...................... A one-way radio transmission of television channels over microwave system frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

Must carry........................ The provisions of the 1992 Cable Act that require cable television operators to carry local commercial and noncommercial television broadcast stations on their systems.

Near video-on-demand.............. A pay-per-view service that allows customers to select and order a movie of their choice from a selection of movies being broadcast on several dedicated channels.

                                   Each movie is broadcast on multiple channels to offer the customer several start times for the same movie and the customer joins the movie in progress when it is purchased.

Network........................... The distribution network element of a cable television system consisting of coaxial and fiber optic cable leaving the headend on power or telephone company poles or buried underground.

Node.............................. The interface between the fiber optic and coaxial distribution network.

Outage............................ The loss of service due to a failure in the distribution network.

Overbuild......................... The construction of a second cable television system in a franchise area in which such a system had previously been constructed.

Pay-per-view...................... Programming offered by a cable television operator on a per-program basis which a
                                   customer selects and for which a customer pays a separate fee.

Premium penetration............... Premium service units as a percentage of the total number of basic service subscribers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.

Premium service................... Individual cable programming service available only for monthly subscriptions on a per-channel basis.

Premium units..................... The number of subscriptions to premium services, which are paid for on an individual basis.

Rebuild........................... The replacement or upgrade of an existing cable system, usually undertaken to improve its technological performance and/or to expand the system's channel capacity in order to provide more services.

Satellite master antenna
television system................. A video programming delivery system to multiple dwelling units.

Telephone modem................... A device either inserted in a computer or attached externally that encodes (modulates) or decodes

                                   (demodulates) an analog telephone signal to a data format that the computer can process.

Tiers............................. Varying levels of cable services consisting of differing combinations of several
                                   over-the-air broadcast and satellite
                                   delivered cable television programming
                                   services.

Video-on-demand................... A pay-per-view service that allows customers to select and order a movie of their choice from a large film library. The movie will play in its entirety as soon as it is ordered.

                          Index to Financial Statements

                                                                            Page
                                                                            ----
Insight Midwest, L.P.

  Report of Independent Auditors--Ernst & Young LLP.........................F-3
  Insight Midwest, L.P. Consolidated Balance Sheet at
      December 31, 1999.....................................................F-4
  Insight Midwest, L.P. Consolidated Statement of Operations and
      Partners' Capital for the year ended December 31, 1999................F-5
  Insight Midwest, L.P. Consolidated Statement of Cash Flows for
      the year ended December 31, 1999 .....................................F-6
  Insight Midwest, L.P. Notes to Consolidated Financial Statements..........F-7

Insight Communications of Indiana, LLC

  Report of Independent Auditors--Ernst & Young LLP.........................F-20
  Insight Communications of Indiana, LLC Balance Sheet at
      December 31, 1998.....................................................F-21
  Insight Communications of Indiana, LLC Statement of Operations
      and Members' Equity for the period November 1, 1998 to
      December 31, 1998.....................................................F-22
  Insight Communications of Indiana, LLC Statement of Cash Flows
      for the period November 1, 1998 to December 31, 1998..................F-23
  Insight Communications of Indiana, LLC Notes to Financial Statements......F-24

Noblesville, Indiana, Jeffersonville, Indiana, and Lafayette, Indiana Cable Television Systems

  Report of Independent Auditors--Ernst & Young LLP.........................F-31
  Noblesville, Indiana, Jeffersonville, Indiana, and Lafayette,
      Indiana Cable Television Systems Combined Balance Sheet
      at October 31, 1998...................................................F-32
  Noblesville, Indiana, Jeffersonville, Indiana, and Lafayette,
      Indiana Cable Television Systems Combined Statements of
      Operations for the year ended December 31, 1997 and for
      the period January 1, 1998 to October 31, 1998....................... F-33
  Noblesville, Indiana, Jeffersonville, Indiana and Lafayette,
      Indiana Cable Television Systems Combined Statement of
      Changes in Net Assets for the year ended December 31, 1997 and for the period January 1, 1998 to October 31, 1998................F-34
  Noblesville, Indiana, Jeffersonville, Indiana, and Lafayette,
      Indiana Cable Television Systems Combined Statements of
      Cash Flows for the year ended December 31, 1997 and for
      the period January 1, 1998 to October 31, 1998........................F-35
  Noblesville, Indiana, Jeffersonville, Indiana, and Lafayette,
      Indiana Cable Television Systems Notes to Combined
      Financial Statements..................................................F-36

                          Index to Financial Statements

                                                                            Page
                                                                            ----
TCI Insight Systems

   Report of Independent Auditors--KPMG LLP.................................F-42
  TCI Insight Systems Combined Balance Sheets as of October 31, 1998........F-43
  TCI Insight Systems Combined Statements of Operations and Parent's
      Investment (Deficit) for the ten month period ended
      October 31, 1998, and the year ended December 31, 1997................F-44
  TCI Insight Systems Combined Statements of Cash Flows for the
      ten month period ended October 31, 1998, and the year
      ended December 31, 1997...............................................F-45
  TCI Insight Systems Notes to Combined Financial Statements................F-46

TCI IPVI Systems

  Report of Independent Auditors--KPMG LLP..................................F-55
  TCI IPVI Systems Combined Balance Sheets at April 30, 1998................F-56
  TCI IPVI Systems Combined Statements of Operations and Parent's
      Investment (Deficit) for the year ended December 31, 1997 and for the four month period ended April 30, 1998............................F-57
  TCI IPVI Systems Combined Statements of Cash Flows for the year ended December 31, 1997 and for the four month period
      ended April 30, 1998..................................................F-58
  TCI IPVI Systems Notes to Combined Financial Statements...................F-59

InterMedia Capital Partners VI, L.P.

  Report of Independent Accountants--PricewaterhouseCoopers LLP.............F-70
  InterMedia Capital Partners VI, L.P. Consolidated Balance
      Sheets at September 30, 1999 and December 31, 1998....................F-71
  InterMedia Capital Partners VI, L.P. Consolidated Statement of
      Operations for the Nine months ended September 30, 1999
      and for the period April 30, 1998 (commencement of
      operations) to December 31, 1998......................................F-72
  InterMedia Capital Partners VI, L.P. Consolidated Statement of
      Changes in Partners' Capital for the nine months ended
      September 30, 1999 and for the period April 30, 1998
      (commencement of operations) to December 31, 1998.....................F-73
  InterMedia Capital Partners VI, L.P. Consolidated Statement
      of Cash Flows for the nine months ended September 30, 1999 and for the period April 30, 1998 (commencement of operations)
      to December 31, 1998..................................................F-74
  InterMedia Capital Partners VI, L.P. Notes to Consolidated
      Financial Statements..................................................F-75

Note--Prior to the completion of the offering of notes in October 1999, Insight Midwest, L.P. and Insight Capital, Inc. had no assets, liabilities, contingent liabilities or operations.

                                    REPORT OF INDEPENDENT AUDITORS

The Partners
Insight Midwest, L.P.

We have audited the accompanying consolidated balance sheet of Insight Midwest, L.P. as of December 31, 1999 and the related consolidated statements of operations and partners' capital, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insight Midwest, L.P., at December 31, 1999 and the consolidated results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                     /s/ ERNST & YOUNG LLP

New York, New York
March 29, 2000

                              INSIGHT MIDWEST, L.P.
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999
                                 (in thousands)

ASSETS

Current Assets
Cash and cash equivalents                                                   $   35,996
Trade accounts receivable, net of allowance for doubtful accounts of $735       15,643
Prepaid expenses and other                                                       6,976
                                                                            ----------
Total current assets                                                            58,615

Fixed assets, net                                                              596,246
Intangible assets, net                                                       1,032,553
Deferred financing costs, net of
amortization                                                                    19,185
                                                                            ----------
                                                                            $1,706,599
                                                                            ==========

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable                                                            $   59,406
Accrued expenses and other liabilities                                          26,029
Interest payable                                                                19,397
Due to affiliates                                                                1,220
                                                                            ----------
 Total current liabilities                                                     106,052
Debt                                                                         1,232,000
                                                                            ----------
 Total liabilities                                                           1,338,052

Partners' Capital                                                              368,547
                                                                            ----------
                                                                            $1,706,599
                                                                            ==========

See accompanying notes

                              INSIGHT MIDWEST, L.P.
           CONSOLIDATED STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
                      For the year ended December 31, 1999
                                 (in thousands)

Revenue                                                               $ 201,286
Costs and expenses:
  Programming and other operating costs                                  59,587
  Selling, general and administrative                                    38,267
  Management fees                                                         5,932
  Depreciation and amortization                                         109,110
                                                                      ---------
                                                                        212,896

Loss from operations                                                    (11,610)

Other expense:
  Interest expense                                                      (50,900)
  Other                                                                    (167)
                                                                      ---------

Net loss                                                                (62,677)

Partners' Capital at January 1, 1999                                     44,195
Partners' Contribution                                                  387,029
                                                                      ---------

Partners' Capital at December 31, 1999                                $ 368,547
                                                                      =========

See accompanying notes

                              INSIGHT MIDWEST, L.P.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      For the year ended December 31, 1999
                             (dollars in thousands)

Operating activities:
  Net loss                                                               $ (62,677)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization                                         109,110
     Provision for losses on trade accounts receivable                       1,239
     Changes in operating assets and liabilities:
        Trade accounts receivable                                           (6,272)
        Prepaid expenses and other                                           2,885
        Accounts payable and accrued expenses                               41,585
        Due to affiliates                                                    3,475
        Interest payable                                                    13,573

Net cash provided by operating activities                                  102,918
                                                                         ---------

Investing activities:
  Purchases of fixed assets                                               (107,901)
  Increase in intangible assets                                             (2,540)

  Net cash used in investing activities                                   (110,441)
                                                                         ---------

Financing activities:
  Repayment of bank credit facility                                       (170,661)
  Issuance of high yield senior notes                                      200,000
  Debt issuance costs                                                       (7,712)

  Net cash provided by financing activities                                 21,627
                                                                         ---------

  Net increase in cash and cash equivalents                                 14,104
  Cash and cash equivalents, beginning of period                            21,892
                                                                         ---------
  Cash and cash equivalents, end of period                               $  35,996
                                                                         =========

Supplemental disclosures of cash flow information:
     Cash paid during the year for interest                              $  37,904
                                                                         =========

Supplemental disclosures of significant non cash financing activities:
     Contribution of cable system assets by partner                      $ 387,029
                                                                         =========

See accompanying notes

                              INSIGHT MIDWEST, L.P.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

A. Organization and Basis of Presentation

      Insight Midwest, L.P. ("Insight Midwest"or the "Company") was formed in September 1999 to serve as the holding company and a financing vehicle for Insight's cable television system joint ventures with an affiliate of AT&T Broadband, LLC (formerly Tele-Communications, Inc.) ("AT&T Broadband"). Insight Midwest is owned 50% by Insight Communications Company, Inc. ("Insight Inc."), through its subsidiary Insight Communications Company, L.P. ("Insight L.P."), and 50% by TCI of Indiana Holdings, LLC ("TCI"), an indirect subsidiary of AT&T Broadband. On October 1, 1999 Insight Midwest issued $200.0 million of 9 3/4% Senior Notes due 2009 with Insight Capital, Inc., as co-issuer, a wholly-owned subsidiary of Insight Midwest. On October 1, 1999 the joint ventures Indiana and Kentucky systems and operations were consolidated under Insight Midwest, as described further below. Through its operating subsidiaries Insight Indiana and Insight Kentucky (defined below), Insight Midwest owns and operates cable television systems in Indiana and Kentucky which passed approximately 1.2 million homes and served approximately 749,000 customers as of December 31, 1999.

Insight Indiana

      On October 31, 1998 Insight L.P. and TCI contributed certain of their cable television systems located in Indiana and Northern Kentucky (the "Indiana systems") to Insight Communications of Indiana, LLC ("Insight Indiana") in exchange for 50% equity interests therein. The cable television systems contributed to Insight Indiana by Insight L.P. included the Jasper and Evansville systems that were acquired by Insight L.P. from TCI on October 31, 1998 and the Noblesville, Jeffersonville and Lafayette systems already owned by Insight L.P. (the "Insight Contributed Systems"). Insight L.P. entered into a management agreement with Insight Indiana, pursuant to which Insight L.P. agreed to manage the Indiana systems for an annual fee of 3% of the gross revenues of the Indiana systems. On October 1, 1999, as part of a joint venture restructuring, Insight Indiana became a wholly-owned subsidiary of Insight Midwest and amended its management agreement with Insight L.P., confirming the 3% management fee. In addition to managing the day-to-day operations of the Indiana systems, Insight L.P. is the general partner and therefore effectively controls Insight Midwest, including all of the operating and financial decisions pertaining to the Indiana systems. Pursuant to their terms of respective governing agreements, the terms of Insight Midwest and Insight Indiana will continue for twelve years through October 1, 2011, unless extended by Insight L.P. and TCI.

      In accordance with the foregoing, the historical carrying values of the Indiana systems contributed by TCI were increased by an amount equivalent to 50% of the

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

A. Organization and Basis of Presentation (continued)

difference between the fair value of the Indiana systems and their respective carrying values ($89.1 million) as of October 31, 1998. In addition, the historical values of the Insight Contributed Systems were increased by $44.3 million, an amount equivalent to 50% of the difference between the fair value of such systems and their respective carrying values as of October 31, 1998. Furthermore, in connection with Insight L.P.'s acquisition of the Jasper and Evansville systems, the historical values of such systems were increased by $112.0 million, an amount equivalent to the difference between the fair value of such systems and their carrying values as of October 31, 1998. The aggregate step-up to fair value was allocated to the cable television assets contributed by TCI in relation to their fair values as increases in property and equipment of $58.0 million and franchise costs of $181.6 million. Neither Insight L.P. nor TCI is contractually required to contribute additional capital to Insight Midwest and, because Insight Midwest is a limited partnership, neither Insight L.P. nor TCI is liable for the obligations of Insight Indiana or the Indiana systems. For the purposes of this financial statement, Insight Indiana is considered the predecessor to Insight Midwest.

      Insight Indiana's systems passed approximately 495,000 homes and served approximately 323,000 customers as of December 31, 1999.

Insight Kentucky

      On October 1, 1999, Insight L.P. acquired a combined 50% interest in InterMedia Capital Partners VI, L.P. (the "IPVI Partnership") from related parties of Blackstone Cable Acquisition Company, LLC, related parties of InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband, for approximately $341.5 million (inclusive of expenses), and Insight Midwest assumed debt of approximately $742.1 million. The IPVI Partnership, through several intermediary partnerships, own and operate cable television systems in four major markets in Kentucky: Louisville, Lexington, Bowling Green and Covington (the "Kentucky systems"). On October 1, 1999, concurrently with this acquisition, the Kentucky systems were contributed to Insight Midwest. As a result of the IPVI Partnership's historical ownership structure, the Kentucky systems are owned and operated by Insight Kentucky Partners II, L.P. ("Insight Kentucky"), a third-tier subsidiary partnership of Insight Midwest. Also on October 1, 1999, Insight L.P. entered into a management agreement with Insight Kentucky, pursuant to which Insight L.P. manages the Kentucky systems in consideration for a 3% management fee. Similarly to Insight Indiana, subject to certain matters that require TCI's approval as specified in Insight Midwest's partnership agreement, Insight L.P. effectively controls Insight Kentucky, including all of the operating and financial decisions

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

A. Organization and Basis of Presentation (Continued)

pertaining to the Kentucky systems. Insight Kentucky and each of the other Kentucky partnerships also have twelve-year terms through October 1, 2011, unless extended by Insight L.P.and TCI.

      The assets of Insight Kentucky have been valued based on the purchase price and have been preliminarily allocated between fixed and intangible assets based on management's evaluation of each individual operating system including such factors as the age of the cable plant, the progress of rebuilds and franchise relations. This resulted in a step-up in the carrying values of fixed assets of approximately $160.3 million and intangible assets of approximately $272.1 million. Fixed assets are being depreciated over their estimated useful lives and intangible assets are amortized over 15 years (See Note B).

      Insight Kentucky's systems passed approximately 669,000 homes and served approximately 426,000 customers as of December 31, 1999.

      As a result of the above transactions, the accompanying financial statements include the results of operations of:

                A. Insight Indiana for the year ended December 31, 1999; and
                B. Insight Kentucky for the period from October 1, 1999 (date of acquisition) through December 31, 1999.

B. Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

B. Significant Accounting Policies (continued)

Revenue Recognition

      Revenues include service fees, connection fees, and launch fees. Service fees are recorded in the month the cable television and pay television services are provided to subscribers. Connection fees are charged for the hook-up of new customers and are recognized as current revenues to the extent of direct selling costs incurred. Launch fees are deferred and amortized over the period of the underlying contract. Any fees in excess of such costs are deferred and amortized into income over the period that subscribers are expected to remain connected to the system.

Cash Equivalents

      Insight Midwest considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Assets:

      Fixed assets include amounts capitalized for labor and overhead expended in connection with the installation of cable television systems and are stated at cost. Depreciation for furniture, fixtures, office equipment, buildings, and equipment is computed using the straight-line method over estimated useful lives ranging from 3 to 30 years. For the year ended December 31, 1999, depreciation expense approximated $55.0 million. Leasehold improvements are being amortized using the straight-line method over the remaining terms of the leases or the estimated lives of the improvements, whichever period is shorter. The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from the undiscounted future cash flows of the Company, an impairment loss would be recognized for the amount that the asset's carrying value exceeds its fair value. Management believes that no material impairment of fixed assets existed at December 31, 1999.

Intangible Assets

      Intangible assets consist of franchise costs and goodwill. Costs incurred in negotiating and renewing franchise agreements are capitalized and amortized over the life of the franchise. Franchise rights acquired through the purchase of cable television systems represent the excess of the cost of the properties acquired over the amounts assigned to the tangible assets at the date of acquisition and are amortized using the straight line method over a period of up to fifteen years. Goodwill is amortized using the straight-line method over a period of 40 years. The carrying value of intangible assets will be reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the intangible assets will not be recovered from the undiscounted future cash flows of the individual systems comprising Insight Midwest, the carrying value of such intangible assets would be considered impaired and will be reduced by a charge to operations in the amount of the impairment. Based on its most recent analysis, management believes that no material impairment of intangible assets exists as of December 31, 1999.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (CONTINUED)
                                DECEMBER 31, 1999

B. Significant Accounting Policies (continued)

Deferred Financing Costs

      Deferred financing costs relate to costs, primarily legal fees and bank facility fees, incurred to negotiate and secure bank loans. These costs are being amortized on a straight line basis over the life of the applicable loan.

Marketing and Promotional Costs

      Marketing and promotional costs are expensed as incurred. For the year ended December 31, 1999, marketing and promotional expense approximated $1.1 million.

Income Taxes

      No provision has been made in the accompanying financial statements for federal, state, or local income taxes since the income or loss of Insight Midwest is reportable by the individual partners in their respective tax returns.

Impact of Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which as amended by SFAS 137 is effective for fiscal years beginning after June 15, 2000. The Statement will require Insight Midwest to recognize all derivatives on the balance sheet at fair value. Although management has not completed its assessment of the impact of SFAS No. 133 on its results of operations, and financial position, management does not anticipate that the adoption of this Statement will be material.

C. ProForma Results of Operations (unaudited)

      The pro forma unaudited results of operations for the year ended December 31, 1999 assuming the acquisition of the IPVI Partnership had been consummated on January 1, 1999, follows (in thousands):

           Revenues                                          $ 360,483
           Loss before extraordinary item                      142,436
           Net loss                                            142,436

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

D. Fixed Assets

Fixed assets consist of:
                                                       December 31, 1999
                                                       -----------------
                                                         (in thousands)
          Land, buildings and improvements                 $  12,887
          Cable television equipment                         661,530
          Furniture, fixtures and office equipment             9,807
                                                           ---------
                                                             684,224

          Less accumulated depreciation and amortization     (87,978)
                                                           ---------
                                                           $ 596,246
                                                           =========
E. Intangible Assets

Intangible assets consist of:
                                                      December 31, 1999
                                                      -----------------
                                                        (in thousands)
          Franchise rights                               $ 1,096,370
          Goodwill                                             1,190
                                                         -----------
                                                           1,097,560
          Less accumulated amortization                      (65,007)
                                                         -----------
                                                         $ 1,032,553
                                                         ===========

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

F. Debt

      Debt consists of:

                                                     December 31, 1999
                                                     -----------------
                                                       (in thousands)
          Insight Indiana Credit Facility              $    470,000
          Insight Kentucky Credit Facility                  562,000
          Insight Midwest Senior Notes                      200,000
                                                       ------------
                                                       $  1,232,000
                                                       ============

Insight Indiana Credit Facility

      At December 31, 1999, Insight Indiana had a credit facility that provides for term loans of $300.0 million and for revolving credit loans of up to $250.0 million (the "Insight Indiana Credit Facility"). The Insight Indiana Credit Facility matures in December 2006, and contains quarterly reductions in the amount of outstanding loans and commitments commencing in March 2001. Obligations under this credit facility are secured by all of the membership interests of Insight Indiana and any amounts payable to its members. Loans under the Insight Indiana Credit Facility bear interest at an ABR or LIBOR plus an additional margin tied to certain debt ratios of Insight Indiana. The credit facility requires Insight Indiana to meet certain debt financial covenants. At December 31, 1999, $470.0 million was outstanding under the Insight Indiana Credit Facility. For the two months ended December 31, 1998 and the year ended December 31, 1999 interest rates approximated 7.60% and 7.43%, respectively.

Insight Kentucky Credit Facility

      The Kentucky credit facility (the "Insight Kentucky Credit Facility") provides for two term loans of $100.0 million and $250.0 million and for revolving credit loans of up to $325.0 million. Loans under the Insight Kentucky Credit Facility may be used to refinance debt, finance acquisitions, capital expenditures and for working capital and general corporate purposes as permitted by the agreement. The term loans mature in September and December 2007 and the revolving credit loans mature in October 2006, with quarterly reductions in the amount of outstanding revolving credit loans and commitments commencing in June 2001. Obligations under the Insight Kentucky Credit Facility are guaranteed by Insight Kentucky and Insight Kentucky Partners II, L.P. (a subsidiary of Insight Kentucky Partners I, L.P.-See Note A), and are secured by all of the partnership interests of Insight Kentucky Partners I, L.P ( a subsidiary of Insight Kentucky-See Note A) and its subsidiaries and any intercompany notes made in favor of Insight Kentucky Partners I, L.P. and its subsidiaries. Revolving loans under the Insight Kentucky Credit Facility bear interest, at the Company's option at an alternate base or eurodollar rate, plus an additional margin tied to the Company's ratio of total debt to annualized cash flow. The term loans under the Insight Kentucky Credit Facility also bear

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

F. Debt (continued)

interest, at the Company's option, at an alternate base or Eurodollar rate, plus an additional margin. For the three months December 31, 1999, average interest rates approximated 8.47%.

      The Insight Kentucky Credit Facility contains a number of covenants that, among other things, restrict the ability of Insight Kentucky to make capital expenditures, acquire or dispose of assets, enter into mergers, incur additional indebtedness, pay dividends or other distributions, create liens on assets, make investments, and engage in transactions with related parties. The Insight Kentucky Credit Facility permits the distribution to the Company of amounts equal to the interest then due and owing on the notes, assuming that the maturity of the notes has not been accelerated and, before and after giving effect to such payment, no default exists under the facility.

      In addition, the Insight Kentucky Credit Facility requires compliance with certain financial ratios, requiring Insight Kentucky to enter into interest rate protection agreements covering at least 50%, subject to increase to 60% under certain circumstances, of its total indebtedness and also contains customary events of default. As of December 31, 1999, there was approximately $562.0 million outstanding under the $675.0 million Insight Kentucky Credit Facility.

The Insight Midwest Senior Notes

      On October 1, 1999, contemporaneously with the closing of Insight Kentucky, Insight Midwest completed a $200 million high yield offering of 9 3/4 % senior notes due 2009 (the "Insight Midwest Senior Notes"). The proceeds of the offering were used to repay certain debt of the IPVI Partnership. Interest on the Insight Midwest Senior Notes accrues at the rate of 9 3/4% per annum and is payable semi-annually on April 1 and October 1, commencing on April 1, 2000.

      The Insight Midwest Senior Notes are redeemable on or after October 1, 2004. In addition, up to 35% of the Insight Midwest Senior Notes may be redeemed prior to October 1, 2002 with the net proceeds from certain sales of Insight Midwest's equity. Each holder of the Insight Midwest Senior Notes may require Insight Midwest to redeem all or part of that holder's notes upon a change of control. The Insight Midwest Senior Notes are general unsecured obligations, and are subordinate to all liabilities of Insight Midwest's subsidiaries, the amount of which was approximately $1.1 billion as of December 31, 1999.

      The Insight Midwest Senior Notes contain certain covenants that limit, among other things, the ability of Insight Midwest and its subsidiaries to incur additional debt;

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

F. Debt (continued)

pay dividends on Insight Midwest's capital stock or repurchase Insight Midwest's capital stock; make investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies.

      At December 31, 1999, required annual principal payments under the Insight Indiana and Insight Kentucky Credit Facilities and the Insight Midwest Senior Notes are follows (in thousands):

               2000                                       $       --
               2001                                           98,000
               2002                                          107,750
               2003                                          129,250
               2004                                          152,500
               Thereafter                                    744,500
                                                          ----------
                                                          $1,232,000
                                                          ==========

      Insight Midwest enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt from a floating rate to a fixed rate basis. These agreements involve the payment of fixed rate amounts in exchange for floating rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. At December 31, 1999 Insight Midwest has entered into various interest rate swap and collar agreements effectively fixing interest rates at 4.5% to 6.25%, plus applicable margin on $690 million notional value of debt which expire at various dates ranging from December, 2000 to July, 2003.

G. @Home Warrants

      Under a distribution agreement with At Home Corporation ("@Home"), Insight Midwest provides high-speed Internet access to subscribers over its distribution network in certain of its cable television systems. In connection with the capital acquisition, Insight Kentucky has agreements whereby @Home issued warrants to Insight Kentucky to purchase shares of @Home Series A Common Stock ("@Home Stock") at an exercise price of $5.25 per share, as adjusted for a two-for-one stock split which occurred on June 17, 1999. Under the provisions of the agreement, Insight Kentucky estimates that it may purchase up to 459,200 shares of @Home Stock. The warrants become vested and excerisable, subject to certain forfeiture and other conditions, based on operational targets which include offering the @Home service by Insight Kentucky in its service areas and obtaining specified numbers of @Home subscribers over the remaining six-year term of the @Home distribution agreement. Insight Kentucky has not recognized any income related to the warrants for the year ended December 31, 1999.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

H. Financial Instruments

Concentrations of Credit: Financial instruments that potentially subject Insight Midwest to significant concentrations of credit risk consist principally of cash investments and accounts receivable. Insight Midwest maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Insight Midwest's policy is designed to limit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising Insight Midwest's customer base.

      The following methods and assumptions were used by Insight Midwest in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Debt: The carrying amounts of Insight Midwest's borrowings under its credit facilities approximate its fair value as it bears interest at floating rates.

      The carrying amounts of Insight Midwest's senior notes approximate its fair values and it bears interest at a fixed rate.

      The fair values of the swap agreements are not recognized in the financial statements and approximated $7.2 million at December 31, 1999, based on market trading value.

I. 401(k) Plan

      Insight Midwest through its subsidiaries, Insight Indiana and Insight Kentucky, sponsors a savings and investment 401(k) Plan (the "Plan") for the benefit of its employees. All employees who have completed six months of employment and have attained age 21 are eligible to participate in the Plan. Insight Midwest makes matching contributions equal to a percentage of the employee's contribution. For the period ended December 31, 1999, the matching contributions approximated $248,000 for Insight Indiana and $54,000 for Insight Kentucky for the period October 1, 1999 through December 31, 1999.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

J. Commitments and Contingencies

      Insight Midwest leases and subleases equipment and office space under operating lease arrangements expiring through December 31, 2015. Future minimum rental payments required under operating leases are as follows (in thousands):

           2000...........................................  $  1,223
           2001...........................................       664
           2002...........................................       432
           2003...........................................       334
           2004...........................................       219
           Thereafter.....................................       420

      Rental expense for the year ended December 31, 1999 approximated $1.2 million.

      In September 1999, the IPVI Partnership received a tentative property tax assessment from the Kentucky Revenue Cabinet with a total valuation of $1,197 million. This valuation could result in an additional property tax liability of approximately $1.4 million for the three months ended December 31, 1999 to Insight Kentucky. However, based on the information currently available to Insight Kentucky and taking into account the advice of Insight Kentucky's counsel, management believes that the accrued property tax liability included in Insight Kentucky's financial statements is adequate.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

K. Related Party Transactions

      Insight Midwest purchases substantially all of its pay television and other programming from affiliates of TCI. Charges for such programming were $29.6 million for the year ended December 31, 1999. Management believes that the programming rates charged by TCI affiliates are lower than those which would be available for independent parties.

      On October 1, 1999, Insight L.P. entered into management agreements with each of Insight Indiana and Insight Kentucky pursuant to which Insight L.P., manages Insight Indiana and Insight Kentucky for an annual fee of 3% of the gross revenues of the Indiana systems and the Kentucky systems. For the year ended December 31, 1999, Insight Indiana was charged a management fee of approximately $4.4 million by Insight L.P. For the period from October 1, 1999 through December 31, 1999, Insight Kentucky was charged a management fee of approximately $1.6 million by Insight L.P.

      In 1999, management agreements were put into place, whereby Insight Indiana would manage Insight L.P's Portland and Scottsburg, Indiana systems. For the year ended December 31, 1999 Insight L.P. was charged a management fee of approximately $95,000.

L. Subsequent Events

      On March 21, 2000, Insight Midwest entered into a letter of intent with Cable One, Inc., a subsidiary of The Washington Post Company, for the acquisition of a cable television system serving approximately 16,000 customers in Greenwood, Indiana. The acquisition of the Greenwood system would occur upon completion of a proposed trade of systems between Cable One and AT&T Broadband, LLC. The transaction is subject to the negotiation and execution of definitive agreements.

      On March 15, 2000, Insight Inc. reached an agreement in principle with AT&T Corp. for the delivery of telephone service utilizing Insight Midwest's cable television systems under the "AT&T" brand name. The terms of the agreement in principle provide that Insight Inc.and its affiliates will market, service and bill for local telephone service. AT&T would be required to install and maintain the necessary switching equipment, and would be the local exchange carrier of record. AT&T would pay Insight Inc.and its affiliates a fee for the use of the local telephone lines, and will also compensate Insight Inc. and its affiliates for installation and maintenance services at customers' residences. In addition, AT&T would pay Insight Inc.and its affiliates commissions for sales made to customers.

                              INSIGHT MIDWEST, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

L. Subsequent Events (continued)

The agreement in principle is subject to the negotiation and execution of definitive agreements and covers areas serviced by Insight Midwest.

        On March 23, 2000, Insight L.P. entered into a letter of intent with AT&T Broadband to contribute to Insight Midwest additional cable television systems serving approximately 537,000 customers. Through a series of transactions, Insight L.P. will contribute to Insight Midwest its interests in systems serving approximately 187,000 customers, and AT&T Broadband will contribute systems serving approximately 350,000 customers. Initially, Insight L.P. would exchange its Claremont, California system for a system in Freeport, Illinois, subject to completion by AT&T Broadband of its proposed acquisition of MediaOne. The Freeport system would be integrated into Insight L.P.'s Rockford, Illinois system, creating a cluster of approximately 75,000 customers in the northern part of the state. Insight L.P. would also purchase from AT&T Broadband systems serving approximately 100,000 customers in North Central Illinois. Concurrently with this purchase, Insight L.P. would contribute to Insight Midwest all of its systems not already owned by Insight Midwest, including its newly purchased Illinois systems, its expanded Rockford, Illinois cluster, its interest in its Columbus, Ohio system and its Griffin, Georgia system, as well as its systems in Indiana not already owned byInsight Midwest. At the same time, AT&T Broadband would contribute to Insight Midwest systems located in Central and North Central Illinois serving approximately 250,000 customers. As a result, Insight Midwest would increase its customer base of approximately 748,800 as of December 31, 1999 to approximately 1.3 million. AT&T Broadband would receive an amount of cash from Insight L.P. Upon completion of the transactions, Insight Midwest would remain equally owned by Insight L.P. and AT&T Broadband, and Insight L.P. would continue to serve as general partner and manage and operate Insight Midwest's systems. The transactions are subject to the negotiation and execution of definitive agreements.

                         Report of Independent Auditors

The Members
Insight Communications of Indiana, LLC

We have audited the accompanying balance sheet of Insight Communications of Indiana, LLC as of December 31, 1998 and the related statements of operations and members' equity, and cash flows for the period from November 1, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insight Communications of Indiana, LLC, at December 31, 1998 and the results of its operations and its cash flows for the period from November 1, 1998 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP

New York, New York
March 31, 1999

                     Insight Communications of Indiana, LLC
                                  Balance Sheet
                                December 31, 1998
                                 (in thousands)

Assets
Cash and cash equivalents                                               $ 19,493
Trade accounts receivable, net of allowance for doubtful
  accounts of $339                                                         6,701
Prepaid expenses and other                                                   651
Fixed assets, net                                                        129,776
Intangible assets, net                                                   367,029
Deferred financing costs, net of amortization                              3,682
                                                                        --------
                                                                        $527,332
                                                                        ========

Liabilities and Members' Equity
Accounts payable                                                        $ 12,467
Accrued expenses and other liabilities                                     4,324
Interest payable                                                           5,824
Due to Tele-Communications, Inc.                                             522
Debt                                                                     460,000
                                                                        --------
    Total liabilities                                                    483,137
Members' equity                                                           44,195
                                                                        --------
                                                                        $527,332
                                                                        ========

See accompanying notes.

                     Insight Communications of Indiana, LLC
                   Statement of Operations and Members' Equity
                      For the period from November 1, 1998
                  (date of inception) through December 31, 1998
                             (dollars in thousands)

Revenue                                                                $ 23,925
Costs and expenses:
  Programming and other operating costs                                   6,206
  Selling, general and administrative                                     4,653
  Depreciation and amortization                                          13,998
                                                                       --------
                                                                         24,857

Loss from operations                                                       (932)

Other income (expense):
  Interest expense                                                       (5,824)
  Other                                                                     (64)
                                                                       --------

Net loss                                                                 (6,820)
Members' equity at November 1, 1998 (date of inception)                  51,015
                                                                       --------
Members' equity at December 31, 1998                                   $ 44,195
                                                                       ========

See accompanying notes.

                     Insight Communications of Indiana, LLC
                             Statement of Cash Flows
            For the period from November 1, 1998 (date of inception)
                            through December 31, 1998
                             (dollars in thousands)

Operating activities
Net loss                                                                 $  (6,820)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and amortization                                            13,998
   Provision for losses on trade accounts receivable                           226
   Changes in operating assets and liabilities:
     Trade accounts receivable                                                (552)
     Prepaid expenses and other                                               (651)
     Accounts payable and accrued expenses                                   7,223
     Due to Tele-Communications, Inc.                                          522
     Interest payable                                                        5,824
                                                                         ---------

Net cash provided by operating activities                                   19,770
                                                                         ---------

Investing activities:
  Purchases of fixed assets                                                 (4,022)
  Increase in intangible assets                                               (573)
                                                                         ---------

Net cash used in investing activities                                       (4,595)
                                                                         ---------

Financing activities:
  Proceeds from bank credit facility                                       460,000
  Repayment of amounts due to Tele-Communications, Inc.                   (214,552)
  Repayment of amounts due to Insight Communications Company, LP          (237,448)
  Debt issuance costs                                                       (3,682)
                                                                         ---------

  Net cash provided by financing activities                                  4,318
                                                                         ---------

  Cash and cash equivalents, December 31, 1998                           $  19,493
                                                                         =========

Supplemental disclosures of cash flow information:
   Cash paid during the period for interest                              $      --
                                                                         =========

Supplemental disclosures of significant non cash financing activities:
   Contribution of cable system assets by partner                        $  44,195
                                                                         =========

See accompanying notes.

                     Insight Communications of Indiana, LLC
                          Notes to Financial Statements

A. Organization and Basis of Presentation

Pursuant to the terms of a Contribution Agreement dated October 31, 1998, Insight Communications Company, L.P. ("Insight") and Tele-Communications, Inc. ("TCI") contributed certain of their cable television systems located in Indiana and Northern Kentucky to Insight Communications of Indiana, LLC ("Insight Indiana"), a newly formed limited liability corporation, in exchange for 50% equity interests therein. The cable television systems contributed to Insight Indiana by Insight included the Jasper and Evansville systems that were acquired by Insight from TCI on October 31, 1998 and the Noblesville, Jeffersonville and Lafayette systems. Pursuant to the terms of the Insight Indiana operating agreement (the "Operating Agreement"), Insight Indiana has a twelve year life, unless extended by TCI and Insight. In addition, the Operating Agreement states that Insight is the manager of Insight Indiana and effectively controls its board, including all of the operating and financial decisions pertaining to Insight Indiana. Accordingly, the historical carrying values of the TCI contributed systems have been increased by an amount equivalent to 50% of the difference between the fair value of the systems and their respective carrying values ($89.1 million). In addition, the historical values of the Noblesville, Jeffersonville and Lafayette systems have been increased by $44.3 million, an amount equivalent to 50% of the difference between the fair value of such systems and their respective carrying values. Furthermore, in connection with Insight's acquisition of the Jasper and Evansville systems, the historical values of such systems were increased by $112 million, an amount equivalent to the difference between the fair value of such systems and their carrying values. The aggregate step-up to fair value was allocated to the cable television assets contributed by TCI in relation to their fair values as increases in property and equipment of $58 million and franchise costs of $181.6 million. The accompanying financial statements include the results of operations of Insight Indiana from November 1, 1998 (date of inception) through December 31, 1998.

Because Insight Indiana is a limited liability company, the liability of its members is limited to their respective investments.

B. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

Revenue Recognition

Revenues include service fees, connection fees, and launch fees. Service fees are recorded in the month the cable television and pay television services are provided to subscribers. Connection fees are charged for the hook-up of new customers and are recognized as current revenues to the extent of direct selling costs incurred. Launch fees are deferred and amortized over the period of the underlying contract. Any fees in excess of such costs are deferred and amortized into income over the period that subscribers are expected to remain connected to the system.

Cash Equivalents

Insight Indiana considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, which includes amounts capitalized for labor and overhead expended in connection with the installation of cable television systems. Depreciation for furniture, fixtures, office equipment, buildings and equipment is computed using the straight-line method over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are being amortized using the straight-line method over the remaining terms of the leases or the estimated lives of the improvements, whichever period is shorter. Management does not believe that any events or changes in circumstances indicate that the carrying amount of these long-lived assets may not be recovered.

Intangible Assets

Intangible assets consist of franchise costs and goodwill. Costs incurred in negotiating and renewing franchise agreements are capitalized and amortized over the life of the franchise. Franchise rights acquired through the purchase of cable television systems represent the excess of the cost of the properties acquired over the amounts assigned to the tangible assets at the date of acquisition and are amortized using the straight line method over a period of up to fifteen years. Goodwill is amortized using the straight-line method over a period of 40 years. The carrying value of intangible assets will be reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the intangible assets will not be recovered from the undiscounted future

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

cash flows of the individual system comprising Insight Indiana, the carrying value of such intangible assets would be considered impaired and will be reduced by a charge to operations in the amount of the impairment. Based on its most recent analysis, management believes that no material impairment of intangible assets exists as of December 31, 1998.

Deferred Financing Costs

Deferred financing costs relate to costs, primarily legal fees and bank facility fees, incurred to negotiate and secure bank loans. These costs are being amortized on a straight line basis over the life of the applicable loan.

Marketing and Promotional Costs

Marketing and promotional costs are expensed as incurred. For the period from November 1, 1998 (date of inception) through December 31, 1998, marketing and promotional expense approximated $205,000.

Income Taxes

No provision has been made in the accompanying financial statements for federal, state, or local income taxes since the income or loss of Insight Indiana is reportable by the individual partners in their respective tax returns.

Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Insight Indiana expects to adopt the Statement effective January 1, 2000. The Statement will require Insight Indiana to recognize all derivatives on the balance sheet at fair value. Although management has not completed its assessment of the impact of SFAS No. 133 on its results of operations, and financial position, management does not anticipate that the adoption of this Statement will be material.

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

C. Fixed Assets

Fixed assets consist of:
                                                       December 31, 1998
                                                       -----------------
                                                         (in thousands)

          Land, buildings and improvements                 $   4,010
          Cable television equipment                         149,194
          Furniture, fixtures and office equipment             6,681
                                                           ---------
                                                             159,885
          Less accumulated depreciation and amortization     (30,109)
                                                           ---------
                                                           $ 129,776
                                                           =========

D. Intangible Assets

Intangible assets consist of:
                                               December 31, 1998
                                               -----------------
                                                 (in thousands)

          Franchise rights                        $ 378,631
          Goodwill                                      930
                                                   ---------
                                                     379,561
          Less accumulated amortization              (12,532)
                                                   ---------
                                                   $ 367,029
                                                   =========

E. Debt

Debt consists of:
                                              December 31, 1998
                                              -----------------
                                                (in thousands)

          Revolving credit facility               $160,000
          Term loan                                300,000
                                                  --------
                                                  $460,000
                                                  ========

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

E. Debt (continued)

At December 31, 1998, Insight Indiana had a credit facility (the "Credit Facility") that provides for term loans of $300 million and for revolving credit loans of up to $250 million. The Credit Facility matures in December 2006, and contains quarterly reductions in the amount of outstanding loans and commitments commencing in March 2001. Obligations under this Credit Facility are secured by substantially all of Insight Indiana's assets. Loans under the Credit Facility bear interest at an alternate base or Eurodollar rate plus an additional margin tied to certain debt ratios of Insight Indiana. The Credit Facility requires Insight Indiana to meet certain debt financial covenants. For the two months ended December 31, 1998, average interest rates approximated 7.60%.

At December 31, 1998 required annual principal payments under the aforementioned Credit Facility are as follows (in thousands):

       2001                                         $  55,000
       2002                                            74,250
       2003                                            90,750
       Thereafter                                     240,000
                                                    ---------
                                                    $ 460,000
                                                    =========

F. Financial Instruments

Concentrations of Credit Risk

Financial instruments that potentially subject Insight Indiana to significant concentrations of credit risk consist principally of cash investments and accounts receivable. Insight Indiana maintains cash and cash equivalents, with various financial institutions. Insight Indiana's policy is designed to limit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising Insight Indiana's customer base.

The following methods and assumptions were used by Insight Indiana in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

F. Financial Instruments (continued)

Debt: The carrying amounts of Insight Indiana's borrowings under its credit facility approximate its fair value as it bears interest at floating rates.

The carrying amounts and fair values of Insight Indiana's financial instruments at December 31 approximate fair value.

Insight Indiana enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt from a floating rate to a fixed rate basis. These agreements involve the payment of fixed rate amounts in exchange for floating rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. At December 31, 1998 Insight Indiana has entered into various interest rate swap and collar agreements effectively fixing interest rates at 4.4% to 5.1% on $75 million notional value of debt. The fair values of the swap agreements are not recognized in the financial statements and approximated $.1 million at December 31, 1998.

G. 401(k) Plan

Insight Indiana sponsors a savings and investment 401(k) Plan (the "Plan") for the benefit of its employees. All employees who have completed six months of employment and have attained age 21 are eligible to participate in the Plan. Insight Indiana makes matching contributions equal to a percentage of the employee's contribution. For the two months ended December 31, 1998, the matching contribution approximated $71,000.

                     Insight Communications of Indiana, LLC
                    Notes to Financial Statements (continued)

H. Commitments and Contingencies

Insight Indiana leases and subleases equipment and office space under operating lease arrangements expiring through December 31, 2015. Future minimum rental payments required under operating leases are as follows (in thousands):

       1999                                            $   477
       2000                                                191
       2001                                                143
       2002                                                130
       2003                                                119
       Thereafter                                          378
                                                       -------
                                                       $ 1,438
                                                       =======

Rental expense for the two month period ended December 31, 1998 approximated $.1 million.

I. Related Party Transactions

In addition, in connection with the Contribution Agreement (see note D), Insight Indiana purchases substantially all of its pay television and other programming from affiliates of TCI. Charges for such programming were $1.4 million for the period from November 1, 1998 through December 31, 1998. Management believes that the programming rates charged by TCI affiliates are lower than those which would be available for independent parties.

In connection with the formation of Insight Indiana, $214.6 million and $237.5 million of intercompany debt due to TCI and Insight was assumed. During November 1998, such amounts were repaid. Insight Indiana pays Insight a management fee equivalent to 3% of its revenue. For the two month period ended December 31, 1998, such management fee approximated $.7 million.

                         Report of Independent Auditors

The Board of Directors
Insight Communications Company, Inc.

We have audited the accompanying combined balance sheets of the Noblesville IN, Jeffersonville IN and Lafayette IN cable television systems (collectively the "Combined Systems") included in Insight Communications Company, L.P., as of October 31, 1998, and the related combined statements of operations, changes in net assets, and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to October 31, 1998. These combined financial statements are the responsibility of the Combined Systems' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Combined Systems, included in Insight Communications Company, L.P., October 31, 1998, and the combined results of their operations and their cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to October 31, 1998, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP
New York, New York
September 13, 1999

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
                             Combined Balance Sheets
                             (dollars in thousands)

                                                                   October 31, 1998
                                                                   ----------------
Assets
Cash and cash equivalents                                               $    291
Trade accounts receivable, net of allowance for doubtful accounts
  of $40                                                                   1,456
Prepaid expenses                                                             141
Fixed assets, net                                                         59,304
Intangible assets, net                                                    55,194
                                                                        --------
Total assets                                                            $116,386
                                                                        ========

Liabilities and Net Assets
Accounts payable                                                        $  3,085
Accrued expenses and other liabilities                                     2,729
                                                                        --------
Total liabilities                                                          5,814

Net assets                                                               110,572
                                                                        --------
Total Liabilities and Net Assets                                        $116,386
                                                                        ========

See accompanying notes.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
                        Combined Statements of Operations
                             (dollars in thousands)

                                                                     Ten months
                                                     Year ended        ended
                                                     December 31,    October 31
                                                         1997           1998
                                                    ----------------------------

Revenue                                             $    22,055     $    33,486
Costs and expenses:
  Programming and other operating costs                   5,852           9,028
  Selling, general and administrative                     3,296           5,203
  Depreciation and amortization                           5,498          10,790
                                                    ----------------------------
                                                         14,646          25,021
Operating income                                          7,409           8,465
Other expense                                               (26)            (27)
                                                    ----------------------------
Net income                                          $     7,383     $     8,438
                                                    ============================

See accompanying notes.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
                  Combined Statements of Changes in Net Assets
                             (dollars in thousands)

Balance at January 1, 1997                                              $ 14,751
Effect of cable system exchange (see Note A)                              80,000
Net income                                                                 7,383
                                                                        --------
Balance at December 31, 1997                                             102,134
Net income                                                                 8,438
                                                                        --------
Balance at October 31, 1998                                             $110,572
                                                                        ========

See accompanying notes.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
                        Combined Statements of Cash Flows
                             (dollars in thousands)

                                                            Year ended     Ten months
                                                           December 31,  ended October
                                                               1997         31, 1998
                                                           ---------------------------

Operating activities
Net income                                                 $     7,383    $     8,438
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization                                  5,497         10,790
  Provision for losses on trade accounts receivable                192            281
  Changes in operating assets and liabilities:
   Trade accounts receivable                                      (686)          (939)
   Prepaid expenses and other assets                              (349)           376
   Accounts payable                                                846           1665
   Accrued expenses and other liabilities                          456            994
                                                           ---------------------------
Net cash provided by operating activities                       13,339         21,605
                                                           ---------------------------

Investing activities
Purchases of fixed assets                                      (17,246)       (21,432)
Increase in intangible assets                                   (8,645)           (25)
                                                           ---------------------------

Net cash used in investing activities                          (25,891)       (21,457)
                                                           ---------------------------

Financing activities
Net proceeds from system exchange                               12,588              -
                                                           ---------------------------

Net cash provided by financing activities                       12,588              -
                                                           ---------------------------

Net increase in cash and cash equivalents                           36            148
Cash and cash equivalents, beginning of period                     107            143
                                                           ---------------------------

Cash and cash equivalents, end of period                   $       143    $       291
                                                           ===========================

See accompanying notes.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
                     Notes to Combined Financial Statements

A. Description of Business and Basis of Presentation

Description of Business

The cable television systems operating in the metropolitan areas of Noblesville, IN; Jeffersonville, IN; and Lafayette, IN (the "Combined Systems") are principally engaged in the cable television business under non-exclusive franchise agreements, which expire at various times beginning in 1999. Through October 31, 1998 the Combined Systems were owned by Insight Communications Company, L.P. (the "Partnership").

Basis of Presentation

The accompanying combined financial statements of the Combined Systems reflect the "carved out" historical financial position, results of operations, changes in net assets and cash flows of the operations of the Combined Systems as if they had been operating as a separate company. Significant intercompany accounts and transactions between the Combined Systems have been eliminated. Significant accounts and transactions with the Partnership and its affiliates are disclosed as related party transactions (See Note C). Effective December 16, 1997 the Partnership exchanged its Phoenix, Arizona system ("Phoenix") servicing 36,250 subscribers for Cox Communications, Inc.'s Lafayette, Indiana system ("Lafayette") servicing approximately 38,100 subscribers. In addition to the Lafayette system received, the Partnership received $12.6 million in cash. The Lafayette purchase price ($80 million) was allocated to the cable television assets acquired in relation to their fair values as increases in property and equipment of $22.4 million and franchise costs of $56.6 million. Purchase price adjustments for differences in working capital between the Phoenix and Lafayette systems were not significant.

Accordingly, the results of operations of the Layafette system are included in the accompanying financial statements from the date of acquisition.

The pro forma unaudited results of operations of the Combined Systems for the year ended December 31, 1997 assuming the acquisition of the Lafayette system occurred on January 1, 1997 is as follows (in thousands):

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
               Notes to Combined Financial Statements (continued)

A. Description of Business and Basis of Presentation  (continued)

       Revenues                                     $40,203
       Income before extraordinary item              10,932
       Net income                                    10,932

Effective as of October 31, 1998, the Combined Systems' financial statements reflect the new basis of accounting arising from their contribution into Insight Communications of Indiana LLC ("Insight Indiana") (See Note E).

The combined financial statements have been adjusted to include the allocation of certain expenses incurred by the Partnership on the Combined Systems' behalf, based upon the ratio of Combined System subscribers to total Partnership subscribers. These allocations reflect all costs of doing business that the Combined Systems would have incurred on a stand alone basis as disclosed in Note
C. Management believes that these allocations are reasonable.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

A significant portion of the customer base is concentrated within the local geographical area of each of the individual cable television systems. The Combined Systems generally extend credit to customers and the ultimate collection of accounts receivable could be affected by the local economy. Management performs continuous credit evaluations of its customers and may require cash in advance or other special arrangements from certain customers. Management does not believe that there is a significant credit risk which could have a significant effect on the financial condition of the Combined Systems.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
               Notes to Combined Financial Statements (continued)

B. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues include service fees, connection fees and launch fees. Service fees are recorded in the month the cable television and pay television services are provided to subscribers. Connection fees are charged for the hook-up of new customers and are recognized as current revenues to the extent of direct selling costs incurred. Launch fees are deferred and amortized over the period of the underlying contract. Any fees in excess of such costs are deferred and amortized into income over the period that subscribers are expected to remain connected to the system.

Statement of Cash Flows

The Combined Systems participate in a cash management system with affiliates whereby cash receipts are transferred to a centralized bank account from which centralized payments to various suppliers and creditors are made on behalf of the Combined Systems. The excess of such cash receipts over payments is included in net assets. Amounts shown as cash represent the Combined Systems' net cash receipts not transferred to the centralized account as of December 31, 1997 and October 31, 1998. For purposes of this statement, cash and cash equivalents includes all highly liquid investments purchased with original maturities of three months or less.

Fixed Assets

Fixed assets are stated at cost, which includes amounts capitalized for labor and overhead expanded in connection with the installation of cable television systems. Depreciation is computed using the straight-line method over estimated useful lives ranging from 5 to 10 years. Management does not believe that any events or changes in circumstances indicate that the carrying value of these long-lived assets may not be recovered. Fixed assets consist of the following:

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
               Notes to Combined Financial Statements (continued)

B. Summary of Significant Accounting Policies (continued)

                                                      December 31,   October 31,
                                                         1997           1998
                                                      --------------------------
                                                            (in thousands)

Land, buildings and improvements                       $  2,243       $  2,024
Cable television equipment                               53,431         75,446
Furniture, fixtures and office equipment                  1,420            894
Less accumulated depreciation and amortization          (11,311)       (19,060)
                                                       -----------------------
                                                       $ 45,783       $ 59,304
                                                       =======================

Intangible Assets

Intangible assets consist of franchise costs and goodwill. Costs incurred negotiating and renewing franchise agreements are capitalized and amortized over the life of the franchise. Franchise rights acquired through the purchase of cable television systems represent the excess cost of the properties acquired over the amounts assigned to the tangible assets at the date of acquisition. During 1997 and 1998, the Combined Systems amortized cable television franchises over periods up to 15 years using the straight-line method. The carrying value of intangible assets, will be reviewed if facts and circumstances suggest that that they may be impaired. Upon a determination that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the acquired business, the carrying value of such intangible assets would be considered impaired and would be reduced by a charge to operations in the amount of the impairment. Based on its recent analysis, management believes that no material impairment of long-lived assets exists at October 31, 1998.

Income Taxes

As a U.S. partnership, the Partnership is not subject to federal and most state income taxes and, therefore, no income taxes are recorded in the accompanying financial statements.

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
               Notes to Combined Financial Statements (continued)

C. Related Parties

In the normal course of business, the Combined Systems had various transactions with the Partnership and its affiliates, generally on terms resulting from a negotiation between the affected units that in management's view resulted in reasonable allocations.

The assets of the Combined Systems serve as security under the Partnership's lending agreements. No amount of interest charged under these agreements has been allocated to the Combined Systems' operations. Interest expense on a consolidated basis for the Partnership was approximately $16.0 million and $28.1 million for the years ended December 31, 1997 and 1998, respectively.

Included in the Combined Systems' operating expenses are charges for programming and promotional services provided by the Partnership. These charges are based on customary rates and are in the ordinary course of business. For the year ended December 31, 1997 and the ten months ended October 31, 1998 these charges totaled $4.3 million and $7.2 million, respectively.

D. Commitment and Contingencies

The Combined Systems had rental expense of approximately $83,000 and $112,000 for the year ended December 31, 1997 and the ten months ended October 31, 1998, respectively, under various lease agreements for offices, utility poles, warehouses and computer equipment. Future minimum rental payments required under operating leases over the next five years are as follows:

                                                  (in thousands)
                                                  --------------

       1999                                       $      40,831
       2000                                               1,150
       2001                                                 500
       2002                                                 500
       2003                                                 500
       Thereafter                                         1,208
                                                  --------------
                                                  $      44,689
                                                  ==============

               Noblesville In, Jeffersonville In, and Lafayette In
                            Cable Television Systems
               Notes to Combined Financial Statements (continued)

E. Subsequent Event (Unaudited)

Effective October 31, 1998, the Partnership and Tele-Communications, Inc. ("TCI") entered into a contribution agreement ("Contribution Agreement"). Pursuant to the terms of the Contribution Agreement, the Partnership and TCI contributed certain of their cable television systems located in Indiana and Northern Kentucky to Insight Communications of Indiana, LLC ("Insight Indiana") in exchange for 50% equity interests therein. All three of the Combined Systems were contributed into Insight Indiana effective October 31, 1998. The Partnership recognized a gain of $44.3 million on the contribution of the Combined Systems to Insight Indiana, equivalent to 50% of the difference between the carrying value of such systems and their fair value.

                          Independent Auditors' Report

The Board of Directors
Tele-Communications, Inc.:

We have audited the accompanying combined balance sheet of the TCI Insight Systems (as defined in Note 1 to the combined financial statements) as of October 31, 1998, and the related combined statements of operations and parent's investment (deficit), and cash flows for the ten-month period ended October 31, 1998 and for the year ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the TCI Insight Systems as of October 31, 1998, and the results of their operations and their cash flows for the ten-month period ended October 31, 1998 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                          /s/ KPMG LLP

Denver, Colorado
March 5, 1999

                               TCI Insight Systems
             (A combination of certain assets, as defined in note 1)
                             Combined Balance Sheet
                             (amounts in thousands)

                                                                            October 31,
                                                                                1998
                                                                            ----------

Assets
Cash                                                                         $     896
Trade and other receivables, net                                                 5,113
Property and equipment, at cost:
  Land                                                                             217
  Distribution systems                                                         117,346
  Support equipment and buildings                                               12,716
                                                                             ---------
                                                                               130,279
  Less accumulated depreciation                                                 69,679
                                                                             ---------
                                                                                60,600
                                                                             ---------

Franchise costs                                                                187,768
  Less accumulated amortization                                                 42,303
                                                                             ---------
                                                                               145,465
                                                                             ---------

Other assets                                                                       108
                                                                             =========
                                                                             $ 212,182
                                                                             =========

Liabilities And Parent's Deficit
Cash overdraft                                                               $      --
Accounts payable and accrued expenses                                            3,728
Deferred income taxes (note 3)                                                  63,966
Intercompany notes owed to Tele-Communications, Inc. ("TCI") (notes 1 and 4)   230,000
                                                                             ---------

Total liabilities                                                              297,694
Parent's deficit (note 4)                                                      (85,512)
                                                                             ---------

                                                                             $ 212,182
                                                                             =========
Commitments and contingencies (note 5)


See accompanying notes to combined financial statements.

                               TCI Insight Systems
             (A combination of certain assets, as defined in note 1)
       Combined Statements of Operations and Parent's Investment (Deficit)
                             (amounts in thousands)

                                                                     January 1,
                                                        Year ended  1998 through
                                                       December 31,  October 31,
                                                           1997         1998
                                                       -----------------------

Revenue                                                $  93,543     $  80,357
Operating costs and expenses:
  Operating (note 4)                                      28,012        24,375
  Selling, general and administrative                     11,583        11,835
  Management fees (note 4)                                 3,732         3,057
  Depreciation                                             8,545         8,222
  Amortization                                             4,916         4,001
                                                       -----------------------
                                                          56,788        51,490
                                                       -----------------------
  Operating income                                        36,755        28,867
Other income (expense)                                        96          (159)

Earnings before income taxes                              36,851        28,708
Income tax expense (note 3)                              (12,828)       (9,969)
                                                       -----------------------
Net earnings                                              24,023        18,739

Parent's investment (deficit):
  Beginning of period                                    147,614       141,088
  Change in due to TCI                                   (30,549)      (15,339)
  Intercompany notes owed to TCI (notes 1 and 4)              --      (230,000)
                                                       -----------------------

End of period                                          $ 141,088     $ (85,512)
                                                       =======================

See accompanying notes to combined financial statements.

                               TCI Insight Systems
             (A combination of certain assets, as defined in note 1)
                        Combined Statements of Cash Flows
                             (amounts in thousands)

                                                                                         January 1,
                                                                        Year ended      1998 through
                                                                        December 31,     October 31,
                                                                            1997             1998
                                                                          --------------------------

Cash flows from operating activities:
Net earnings                                                              $ 24,023          $ 18,739
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                             13,461            12,223
  Deferred income tax expense                                               (1,366)           (1,659)
  Changes in operating assets and liabilities:
   Change in receivables                                                    (2,471)               40
   Change in other assets                                                      200                58
   Change in accounts payable and accrued expenses                              23              (683)
                                                                          --------------------------
Net cash provided by operating activities                                   33,870            28,718
                                                                          --------------------------

Cash flows from investing activities:
  Capital expended for property and equipment                               (5,068)          (11,927)
  Other investing activities                                                   102                43
                                                                          --------------------------
Net cash used in investing activities                                       (4,966)          (11,884)
                                                                          --------------------------

Cash flows from financing activities:
  Change in due to TCI                                                     (30,549)          (15,339)
  Change in cash overdraft                                                     599              (599)
                                                                          --------------------------

Net cash used in financing activities                                      (29,950)          (15,938)
                                                                          --------------------------

Net increase (decrease) in cash                                             (1,046)              896
                                                                          --------------------------
Cash:
  Beginning of period                                                        1,046                --
                                                                          --------------------------
  End of period                                                           $     --          $    896
                                                                          ==========================

See accompanying notes to combined financial statements.

                               TCI Insight Systems
             (A combination of certain assets, as defined in note 1)
                     Notes to Combined Financial Statements
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

1. Basis of Presentation

The combined financial statements include the accounts of twelve of TCI's cable television systems and three related advertising sales offices serving certain subscribers within Indiana (collectively, the "TCI Insight Systems"). The TCI Insight Systems were indirectly wholly-owned by TCI in all periods presented herein. All significant inter-entity accounts and transactions have been eliminated in combination. The combined net assets of TCI Insight Systems including amounts due to TCI are referred to as "Parent's Investment."

The TCI Insight Systems were acquired through a series of transactions whereby TCI acquired various larger cable entities (the "Original Systems"). The TCI Insight System's combined financial statements include an allocation of certain purchase accounting adjustments, including the related deferred tax effects, from TCI's acquisition of the Original Systems. Such allocation and the related franchise cost amortization is based on the relative fair market value of systems acquired. In addition, certain costs of TCI are charged to the TCI Insight Systems based on their number of subscribers (see note 4). Although such allocations are not necessarily indicative of the costs that would have been incurred by the TCI Insight Systems on a stand alone basis, management believes that the resulting allocated amounts are reasonable.

Limited Liability Company Formation

Effective October 31, 1998, TCI and Insight Communications L.P. ("Insight") executed a transaction under a Contribution and Purchase Agreement, whereby TCI contributed and exchanged certain cable television systems and advertising sales offices to a newly formed Limited Liability Company between TCI and Insight (the "LLC") in exchange for an approximate 50% ownership interest in the LLC and certain cable systems. In connection with the contribution, the LLC assumed $214.6 million of the intercompany interest bearing notes owed by the TCI Insight Systems to TCI and its affiliates. These amounts were subsequently paid by the LLC. The accompanying combined financial statements reflect the financial position, results of operations and cash flows of the TCI Insight Systems immediately prior to the contribution and exchange transactions, and, therefore, do not include the effects of such transactions.

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

2. Summary of Significant Accounting Policies

Receivables

Receivables are reflected net of an allowance for doubtful accounts. Such allowance at October 31, 1998 was not significant.

Property and Equipment

Property and equipment is stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, labor and applicable overhead related to installations, and interest during construction are capitalized. During the ten-month period ended October 31, 1998 and for the year ended December 31, 1997 interest capitalized was not significant.

Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 15 years for distribution systems and 3 to 40 years for support equipment and buildings.

Repairs and maintenance are charged to operations, and renewals and additions are capitalized. At the time of ordinary retirements, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto. Gains or losses are only recognized in connection with the sales of properties in their entirety.

Franchise Costs

Franchise costs include the difference between the cost of acquiring cable television systems and amounts assigned to their tangible assets. Such amounts are generally amortized on a straight-line basis over 40 years. Costs incurred by the TCI Insight Systems in negotiating and renewing franchise agreements are amortized on a straight-line basis over the life of the franchise, generally 10 to 20 years.

Impairment of Long-Lived Assets

Management periodically reviews the carrying amounts of property, plant and equipment and its intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

2. Summary of Significant Accounting Policies (continued)

based on an analysis of undiscounted cash flows, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Revenue Recognition

Cable revenue for customer fees, equipment rental, advertising, and pay-per-view programming is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the cable television system.

Combined Statements of Cash Flows

Transactions effected through the intercompany account (except for the dividend discussed in Note 4) with TCI have been considered constructive cash receipts and payments for purposes of the combined statements of cash flows.

Estimates

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The TCI Insight Systems were included in the consolidated federal income tax return of TCI. Income tax expense for the TCI Insight Systems is based on those items in the consolidated calculation applicable to the TCI Insight Systems. Intercompany tax allocation represents an apportionment of tax expense or benefit (other than deferred

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

3. Income Taxes (continued)

taxes) among subsidiaries of TCI in relation to their respective amounts of taxable earnings or losses. The payable or receivable arising from the intercompany tax allocation is recorded as an increase or decrease in amounts due to TCI. Deferred income taxes are based on the book and tax basis differences of the assets and liabilities within the TCI Insight Systems. The income tax amounts included in the accompanying combined financial statements approximate the amounts that would have been reported if the TCI Insight Systems would have filed a separate income tax return.

Income tax expense for the ten-month period ended October 31, 1998 and for the year ended December 31, 1997 consists of:

                                                   Current       Deferred       Total
                                                  --------------------------------------
                                                          (amounts in thousands)
Ten-month period ended October 31, 1998:
  Intercompany allocation                         $ (11,628)    $       -     $ (11,628)
  Federal                                                 -         1,507         1,507
  State and local                                         -           152           152
                                                  --------------------------------------
                                                   $(11,628)       $1,659       $(9,969)
                                                  ======================================
Year ended December 31, 1997:
  Intercompany allocation                          $(14,194)    $       -      $(14,194)
  Federal                                                 -         1,241         1,241
  State and local                                         -           125           125
                                                  --------------------------------------
                                                  $ (14,194)    $   1,366     $ (12,828)
                                                  ======================================

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

3. Income Taxes (continued)

Income tax expense differs from the amounts computed by applying the federal income tax rate of 35% as a result of the following:

                                                                     January 1,
                                                     Year ended     1998 through
                                                    December 31,     October 31,
                                                        1997            1998
                                                    ----------------------------
                                                        (amounts in thousands)

    Computed "expected" tax expense.                  $ (12,897)      $ (10,048)
    State and local income taxes, net of federal
     income tax benefit                                      81              98
    Other                                                   (12)            (19)
                                                    ----------------------------
                                                      $ (12,828)      $  (9,969)
                                                    ============================

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liabilities at October 31, 1998 are presented below:

                                                           (amount in
                                                           thousands)

       Deferred tax asset--principally due to
        non-deductible accruals                             $     79
       Deferred tax liabilities:
        Property and equipment, principally due to
         differences in depreciation                          12,822
        Franchise costs, principally due to differences
         in amortization and initial basis                    51,223
                                                           ---------
       Total gross deferred tax liabilities                   64,045
                                                           ---------
       Net deferred tax liability                          $  63,966
                                                           =========

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

4. Parent's Investment (Deficit)

Parent's deficit in the TCI Insight Systems at October 31, 1998 is summarized as follows:

                                                              amounts
                                                            in thousands

       Due to TCI                                           $     77,892
       Accumulated deficit                                      (163,404)
                                                            ------------
                                                            $    (85,512)
                                                            ============

The amount due to TCI includes advances for operations, acquisitions and construction costs, as well as, the non-interest bearing amounts owed as a result of the allocation of certain costs from TCI.

On September 30, 1998, TCI caused the TCI Insight Systems to effect a dividend from the TCI Insight Systems to TCI aggregating $230,000,000 (the "Dividend"). The Dividend resulted in an increase to the intercompany notes owed to TCI and a corresponding decrease to retained earnings.

As a result of TCI's 100% ownership of the TCI Insight Systems, the non-interest bearing amounts due to TCI have been classified as a component of Parent's deficit in the accompanying combined balance sheet.

The TCI Insight Systems purchase, at TCI's cost, substantially all of their pay television and other programming from affiliates of TCI. Charges for such programming were $18,037,000 and $18,269,000 for the ten-months ended October 31, 1998 and for the year ended December 31, 1997, respectively, and are included in operating expenses in the accompanying combined financial statements.

Certain subsidiaries of TCI provide administrative services to the TCI Insight Systems and have assumed managerial responsibility of the TCI Insight Systems' cable television system operations and construction. As compensation for these services, the TCI Insight Systems pay a monthly fee calculated on a per-subscriber basis.

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

4. Parent's Investment (Deficit) (continued)

The intercompany advances and expense allocation activity in amounts due to TCI consists of the following:

                                                                     January 1,
                                                       Year ended    1998 though
                                                      December 31,   October 31,
                                                         1997           1998
                                                      --------------------------
                                                       (amounts in thousands)

       Beginning of period                            $123,780        $ 93,231
       Programming charges                              18,269          18,037
       Management fees                                   3,732           3,057
       Tax allocations                                  14,194          11,628
       Cash transfer                                   (66,744)        (48,061)
                                                      --------------------------
       End of period                                  $ 93,231        $ 77,892
                                                      ==========================

5. Commitments and Contingencies

The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") imposed certain rate regulations on the cable television industry. Under the 1992 Cable Act, all cable systems are subject to rate regulation, unless they face "effective competition," as defined by the 1992 Cable Act and expanded in the Telecommunications Act of 1996 (the "1996 Act"), in their local franchise area.

Although the Federal Communications Commission (the "FCC") has established regulations required by the 1992 Cable Act, local government units (commonly referred to as local franchising authorities) are primarily responsible for administering the regulation of a cable system's basic service.

The FCC itself directly administered rate regulation of any cable programming service tier ("CPST"). The FCC's authority to regulate CPST rates expired on March 31, 1999. The FCC has taken the position that it will still adjudicate CPST complaints filed after this sunset date (but not later than 180 days after the last CPST rate increase imposed prior to March 31, 1999), and will strictly limit its review (and possible refund orders) to the time period predating the sunset date.

Under the FCC's rate regulations, most cable systems were required to reduce their BST and CPST rates in 1993 and 1994, and have since had their rate increases governed by a

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

5. Commitments and Contingencies (continued)

complicated price structure that allows for the recovery of inflation and certain increased costs, as well as providing some incentive for expanding channel carriage. Operators also have the opportunity to bypass this "benchmark" regulatory structure in favor of the traditional "cost-of-service" regulation in cases where the latter methodology appears favorable. Premium cable services offered on a per-channel or per-program basis remain unregulated, as do affirmatively marketed packages consisting entirely of new programming product.

The management of the TCI Insight Systems believes that it has complied in all material respects with the provisions of the 1992 Cable Act and the 1996 Act, including its rate setting provisions. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of CPST rates would be retroactive to the date of complaint. Any refunds of the excess portion of BST or equipment rates would be retroactive to one year prior to the implementation of the rate reductions.

Certain plaintiffs have filed or threatened separate class action complaints against certain of the systems of TCI Insight Systems, alleging that the systems' practice of assessing an administrative fee to subscribers whose payments are delinquent constitutes an invalid liquidated damage provision, a breach of contract, and violates local consumer protection statutes. Plaintiffs seek recovery of all late fees paid to the subject systems as a class purporting to consist of all subscribers who were assessed such fees during the applicable limitation period, plus attorney fees and costs.

The TCI Insight Systems have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is possible the TCI Insight Systems may incur losses upon conclusion of the matters referred to above, an estimate of any loss or range of loss cannot presently be made. Based upon the facts available, management believes that, although no assurance can be given as to the outcome of these actions, the ultimate disposition should not have a material adverse effect upon the combined financial condition of the TCI Insight Systems.

The TCI Insight Systems lease business offices, have entered into pole rental agreements and use certain equipment under lease arrangements. Rental expense under such

                               TCI Insight Systems
             (A combination of certain assets, as defined in Note 1)
               Notes to Combined Financial Statements (continued)
             For the Period from January 1, 1998 to October 31, 1998
                    and for the Year Ended December 31, 1997

5. Commitments and Contingencies (continued)

arrangements amounted to $1,142,000 and $1,557,000 for the ten-month period ended October 31, 1998 and for the year ended December 31, 1997, respectively.

Future minimum lease payments under noncancellable operating leases for each of the next five years are summarized as follows (amounts in thousands):

                                                Years
                                               Ending
                                             October 31,
                                            -------------

       1999                                    $  413
       2000                                       325
       2001                                       302
       2002                                       202
       2003                                       161
       Thereafter                                 367
                                               ------
                                               $1,770
                                               ======

TCI formed a year 2000 Program Management Office (the "PMO") to organize and manage its year 2000 remediation efforts. The PMO is responsible for overseeing, coordinating and reporting on TCI's year 2000 remediation efforts, including the year 2000 remediation efforts of the TCI Insight Systems prior to the Contribution. Subsequent to the date of the Contribution, the year 2000 remediation efforts of the TCI Insight Systems are no longer the responsibility of TCI or the PMO.

The failure to correct a material year 2000 problem could result in an interruption or failure of certain important business operations. There can be no assurance that the TCI Insight Systems or the systems of other companies on which the TCI Insight Systems relies will be converted in time or that any such failure to convert by the TCI Insight Systems or other companies will not have a material adverse effect on its financial position, results of operations or cash flows.

                          Independent Auditors' Report

The Board of Directors
Tele-Communications, Inc.:

We have audited the accompanying combined balance sheet of the TCI IPVI Systems (as defined in Note 1 to the combined financial statements) as of April 30, 1998, and the related combined statements of operations and parent's investment (deficit), and cash flows for the four-month period ended April 30, 1998 and for the year ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the TCI IPVI Systems as of April 30, 1998 , and the results of their operations and their cash flows for the four-month period ended April 30, 1998 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                     /s/ KPMG LLP

Denver, Colorado
May 7, 1999

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
                             Combined Balance Sheet

                                                           April 30, 1998
                                                           --------------
                                                         (amounts in thousands)

Assets
Trade and other receivables, net                             $    11,944
Property and equipment, at cost:
  Land                                                             1,956
  Distribution systems                                           354,042
  Support equipment and buildings                                 31,718
                                                             -----------
                                                                 387,716
                                                             -----------

Less accumulated depreciation                                    158,616
                                                             -----------
                                                                 229,100
                                                             -----------
Intangible assets                                                784,316
  Less accumulated amortization                                  133,443
                                                             -----------
                                                                 650,873
                                                             -----------
Other assets                                                       2,919
                                                             -----------
                                                             $   894,836
                                                             ===========
Liabilities and Parent's Deficit
Accounts payable and accrued expenses                        $    13,049
Debt to banks (note 3)                                           322,500
Intercompany notes owed to TCI (notes 1 and 5)                   489,488
Deferred income taxes (note 4)                                   254,698
                                                             -----------
Total liabilities                                              1,079,735
                                                             -----------

Parent's deficit (note 5)                                       (184,899)
                                                             -----------

                                                             $   894,836
                                                             ===========
Commitments and contingencies (note 6)

See accompanying notes to combined financial statements.

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
       Combined Statements of Operations and Parent's Investment (Deficit)

                                                             Year ended      January 1,
                                                            December 31,    1998 through
                                                                1997       April 30, 1998
                                                           --------------------------------
                                                               (amounts in thousands)

Revenue                                                      $   185,496     $    64,042
Operating costs and expenses:
  Operating (note 5)                                              62,788          23,428
  Selling, general and administrative                             37,711          13,147
  Management fees (note 5)                                         6,195           2,035
  Depreciation                                                    27,996           9,528
  Amortization                                                    17,868           5,851
                                                             ---------------------------
                                                                 152,558          53,989

Operating income                                                  32,938          10,053
Interest expense                                                 (19,627)         (6,661)
Other income (expense)                                               (65)          1,871
                                                             ---------------------------

Earnings before income taxes                                      13,246           5,263
Income tax expense (note 4)                                       (5,565)         (1,971)
                                                             ---------------------------
Net earnings                                                       7,681           3,292

Parent's investment (deficit):
Beginning of period                                              261,348         260,222
Change in due to Tele-Communications, Inc. ("TCI"),
(notes 1 and 5)                                                   (8,807)         41,075
Intercompany notes owed to TCI (notes 1 and 5)                         -        (489,488)
                                                             ---------------------------
End of period                                                $   260,222     $  (184,899)
                                                             ===========================

See accompanying notes to combined financial statements.

                                TCI IPVI SYSTEMS
             (A combination of certain assets, as defined in note 1)
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                January 1, 1998
                                                                                              Year ended            through
                                                                                          December 31, 1997      April 30, 1998
                                                                                          --------------------------------------
                                                                                                   (amounts in thousands)

Cash flows from operating activities:
  Net earnings                                                                             $   7,681               $   3,292
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                               45,864                  15,379
  Deferred income tax expense (benefit)                                                        1,690                  (1,532)
  Other non cash charges                                                                         438                     146
  Changes in operating assets and liabilities:
   Change in receivables                                                                      (2,753)                    972
   Change in other assets                                                                        (42)                   (122)
   Change in accounts payable and accrued expenses                                           (28,587)                 (5,575)
                                                                                           ---------------------------------
Net cash provided by operating activities                                                     24,291                  12,560
                                                                                           ---------------------------------

Cash flows from investing activities:
  Capital expended for property and equipment                                                (12,859)                (10,636)
  Other investing activities                                                                    (125)                      7
                                                                                           ---------------------------------
Net cash used in investing activities                                                        (12,984)                (10,629)
                                                                                           ---------------------------------

Cash flows from financing activities:
  Change in due to TCI                                                                        (8,807)                 (1,931)
  Borrowing of debt                                                                          103,500                      --
  Repayment of debt                                                                         (106,000)                     --
                                                                                           ---------------------------------
Net cash used in financing activities                                                        (11,307)                 (1,931)
                                                                                           ---------------------------------

Net change in cash                                                                                --                      --
                                                                                           ---------------------------------
Cash:
  Beginning of period                                                                             --                      --
                                                                                           ---------------------------------
  End of period                                                                            $      --               $      --
                                                                                           =================================

See accompanying notes to combined financial statements.

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
                     Notes to Combined Financial Statements
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

1. Basis of Presentation

The combined financial statements include the accounts of eight of TCI's cable television systems and five related advertising sales offices serving certain subscribers within Kentucky (collectively, the "TCI IPVI Systems"). This combination was created in connection with the Partnership formation discussed below. Through February 1998, the TCI IPVI Systems were either 100%-owned or majority-owned by TCI. In March 1998, through a series of transactions, TCI acquired the remaining interest in the majority-owned entities from a third party. As a result of these transactions, the TCI IPVI Systems' combined financial statements include a March 1998 allocation of TCI's cost to acquire such interest. Such allocation resulted in $69,646,000 of franchise costs and $26,640,000 of deferred tax liabilities. All significant inter-entity accounts and transactions have been eliminated in combination. The combined net assets of TCI IPVI Systems including amounts due to TCI are referred to as "Parent's Investment (Deficit)."

TCI's ownership interests in the IPVI Systems, as described above, were acquired through transactions whereby TCI acquired various larger cable entities (the "Original Systems"). The TCI IPVI System's combined financial statements include an allocation of certain purchase accounting adjustments, including the related deferred tax effects, from TCI's acquisition of the Original Systems. Such allocation and the related franchise cost amortization was based on the relative fair market value of the systems involved. In addition, certain costs of TCI are charged to the TCI IPVI Systems based on their number of customers (see note 5). Although such allocations are not necessarily indicative of the costs that would have been incurred by the TCI IPVI Systems on a stand alone basis, management believes that the resulting allocated amounts are reasonable.

Partnership Formation

Effective April 30, 1998, TCI and InterMedia Capital Management VI, L.P. ("InterMedia") executed a transaction under a Contribution Agreement, whereby TCI contributed certain cable television systems and advertising sales offices, the TCI IPVI Systems, to a newly formed partnership between TCI, Blackstone Cable Acquisition Company, LLC, and InterMedia Capital Management VI, LLC (the "Partnership") in exchange for an approximate 49.5% ownership interest in the Partnership. TCI's 49.5% interest consists of a 49.005% direct ownership interest issued in exchange for its contribution and an indirect ownership of
 .495% through its 49.55% limited partner interest in InterMedia. In connection with the contribution, the Partnership assumed

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

1. Basis of Presentation (continued)

$322.5 million of bank debt and $489.5 million of intercompany interest bearing notes owed by the TCI IPVI Systems to TCI and its affiliates. These amounts were subsequently paid by the Partnership, net of certain post close adjustments. The accompanying combined financial statements reflect the financial position, results of operations and cash flows of the TCI IPVI Systems immediately prior to the contribution transaction, and, therefore, do not include the effects of such transactions.

2. Summary of Significant Accounting Policies

Receivables

Receivables are reflected net of an allowance for doubtful accounts. Such allowance at April 30, 1998 was not significant.

Property and Equipment

Property and equipment is stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, labor and applicable overhead related to installations, and interest during construction are capitalized. During the four-month period ended April 30, 1998 and for the year ended December 31, 1997, interest capitalized was not significant.

Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 15 years for distribution systems and 3 to 40 years for support equipment and buildings.

Repairs and maintenance are charged to operations, and renewals and additions are capitalized. At the time of ordinary retirements, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto. Gains or losses are only recognized in connection with the sales of properties in their entirety.

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are comprised of franchise costs that represent the difference between the cost of acquiring cable television systems and amounts assigned to their tangible assets. Such amounts are generally amortized on a straight-line basis over 40 years. Costs incurred by the TCI IPVI Systems in negotiating and renewing franchise agreements are amortized on a straight-line basis over the life of the franchise, generally 10 to 20 years.

Impairment of Long-Lived Assets

Management periodically reviews the carrying amounts of property, plant and equipment and its intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary based on an analysis of undiscounted cash flows, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Revenue Recognition

Cable revenue for customer fees, equipment rental, advertising and pay-per-view programming is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the cable television system.

Combined Statements of Cash Flows

Transactions effected through the intercompany account with TCI (except for the Dividend discussed in Note 5) have been considered constructive cash receipts and payments for purposes of the combined statements of cash flows.

During 1998, TCI completed a series of transactions to acquire the remaining interest of the group of entities that own the TCI IPVI Systems. This transaction resulted in a non

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

2. Summary of Significant Accounting Policies (continued)

cash increase in franchise costs, parent's investment, and deferred income tax liability of $69,646,000, $43,006,000 and $26,640,000, respectively.

Estimates

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Debt to Banks

As described in note 1, the bank debt of the TCI IPVI Systems was paid by the Partnership subsequent to the contribution of the TCI IPVI Systems to the Partnership.

Debt to banks consisted of borrowings under a $340,000,000 unsecured revolving credit facility. The revolving credit facility's maximum commitment were scheduled to be gradually reduced in increasing quarterly increments commencing March 31, 1997 in amounts ranging from 2.50% to 5.75% of the commitment level at that date through the December 31, 2002 expiration date. The TCI IPVI Systems were permitted to make prepayments in multiples of $5,000,000 prior to the expiration date.

This facility provided for interest rates based on either the agent bank's base rate (the higher of the prime rate or 1/2% above the Federal funds rate), certificate of deposit-based rate, Eurodollar rate or some combination of the above, plus an applicable margin, subject to selection by the TCI IPVI Systems. The applicable margin was determined based on the maintenance of certain leverage ratios. The interest rate, including the applicable margin, was 6.219%, at April 30, 1998 and averaged approximately 6.06% during 1998.

The revolving line of credit facility required an annual commitment fee, payable quarterly, at the rate of .375% of the average daily amount of the available commitment.

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

3. Debt to Banks (continued)

The most significant debt covenants of this agreement stipulated that the TCI IPVI Systems was not to pay cash dividends, may not fall below predetermined annualized cash flow levels relative to existing debt levels, nor to obtain additional borrowings or make principal payments on subordinated debt if certain predetermined cash flow levels relative to debt service were not maintained. Additionally, the TCI IPVI Systems had agreed to maintain certain defined debt to cash flow and leverage ratios.

The minimum mandatory principal repayments required as of April 30, 1998 based upon the current level of indebtedness under the aforementioned facility were as follows (amounts in thousands):

       1998                                           $  74,980
       1999                                              47,175
       2000                                              59,755
       2001                                              59,755
       2002                                              72,335
       Thereafter                                         8,500
                                                      ---------
                                                      $ 322,500
                                                      =========

4. Income Taxes

The TCI IPVI Systems were included in the consolidated federal income tax return of TCI. Income tax expense for the TCI IPVI Systems is based on those items in the consolidated calculation applicable to the TCI IPVI Systems. Intercompany tax allocation represents an apportionment of tax expense or benefit (other than deferred taxes) among subsidiaries of TCI in relation to their respective amounts of taxable earnings or losses. The payable or receivable arising from the intercompany tax allocation is recorded as an increase or decrease in amounts due to TCI. Deferred income taxes are based on the book and tax basis differences of the assets and liabilities within the TCI IPVI Systems. The income tax amounts included in the accompanying combined financial statements approximate the amounts that would have been reported if the TCI IPVI Systems would have filed a separate income tax return.

Income tax expense for the four-month period ended April 30, 1998 and for the year ended December 31, 1997 consists of:

                               TCI IPVI Systems

             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

4. Income Taxes (continued)

                                            Current       Deferred       Total
                                            -----------------------------------
                                                  (amounts in thousands)

Four-month period ended April 30, 1998:
Intercompany allocation                     $  (3,503)   $       -    $  (3,503)
Federal                                             -        1,332        1,332
State and local                                     -          200          200
                                            -----------------------------------
                                            $  (3,503)   $   1,532    $  (1,971)
                                            ===================================

Year ended December 31, 1997:
Intercompany allocation                     $  (3,875)   $       -    $  (3,875)
Federal                                             -       (1,470)      (1,470)
State and local                                     -         (220)        (220)
                                            -----------------------------------
                                            $  (3,875)   $  (1,690)   $  (5,565)
                                            ===================================

Income tax expense differs from the amounts computed by applying the federal income tax rate of 35% as a result of the following:

                                                                     January 1,
                                                                        1998
                                                     Year ended       through
                                                     December 31 ,    April 30,
                                                        1997            1998
                                                     --------------------------
                                                       (amounts in thousands)

  Computed "expected" tax expense                    $   (4,636)      $  (1,842)
  State and local income taxes, net of federal
    income tax benefit                                     (144)            130

  Amortization not deductible for tax purposes             (785)           (259)
                                                     --------------------------
                                                     $   (5,565)      $  (1,971)
                                                     ==========================

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)

               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

4. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liabilities at April 30, 1998 are presented below:

                                                          (amounts in thousands)

 Deferred tax asset--principally due to non-deductible
   accruals                                                   $         328

 Deferred tax liabilities:
   Property and equipment, principally due to
    differences in depreciation                                      43,802
   Franchise costs, principally due to differences in
    amortization and initial basis                                  211,224
                                                              -------------
 Total gross deferred tax liabilities                               255,026
                                                              -------------
 Net deferred tax liability                                   $     254,698
                                                              =============

5. Parent's Investment (Deficit)

Parent's deficit in the TCI IPVI Systems at April 30, 1998 is summarized as follows:

                                         (amounts in thousands)

       Due to TCI                            $     301,496
       Accumulated deficit                        (486,395)
                                             -------------
                                             $    (184,899)
                                             =============

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

5. Parent's Investment (Deficit) (continued)

The amount due to TCI includes non-interest bearing advances for operations, acquisitions and construction costs, as well as, the non-interest bearing amounts owed as a result of the allocation of certain costs from TCI.

On April 30, 1998, in connection with Partnership formation described above, TCI caused the TCI IPVI Systems to effect a dividend to TCI aggregating $489,488,000 (the "Dividend"). The Dividend resulted in an increase to the interest bearing intercompany notes owed to TCI and a corresponding increase to accumulated deficit.

As a result of TCI's controlling ownership of the TCI IPVI Systems, the non-interest bearing amounts due to TCI have been classified as a component of Parent's deficit in the accompanying combined balance sheet.

The TCI IPVI Systems purchase, at TCI's cost, substantially all of their pay television and other programming from affiliates of TCI. Charges for such programming were $14,787,000 and $39,288,000 for the four-months ended April 30, 1998 and for the year ended December 31, 1997, respectively, and are included in operating expenses in the accompanying combined statements of operations.

Certain subsidiaries of TCI provide administrative services to the TCI IPVI Systems and have assumed managerial responsibility of the TCI IPVI Systems' cable television system operations and construction. As compensation for these services, the TCI IPVI Systems pay a monthly fee calculated on a per-subscriber basis.

The intercompany advances and expense allocation activity in amounts due to TCI consists of the following:

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

5. Parent's Investment (Deficit) (continued)

                                          Year ended      January 1,
                                         December 31,    1998 through
                                             1997       April 30, 1998
                                        -------------------------------
                                            (amounts in thousands)

       Beginning of period                 $  269,228     $  260,421
       Programming charges                     39,288         14,787
       Management fees                          6,195          2,035
       Tax allocations                          3,875          3,503
       Cash transfer                          (58,165)        20,750
                                           -------------------------
       End of period                       $  260,421     $  301,496
                                           =========================

6. Commitments and Contingencies

The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") imposed certain rate regulations on the cable television industry. Under that 1992 Cable Act, all cable systems are subject to rate regulation, unless they face "effective competition," as defined by the 1992 Cable Act and expanded in the Telecommunications Act of 1996 (the "1996 Act"), in their local franchise area.

Although the Federal Communications Commission (the "FCC") has established regulations required by the 1992 Cable Act, local government units (commonly referred to as local franchising authorities) are primarily responsible for administering the regulation of a cable system's basic service tier ("BST"). The FCC itself directly administered rate regulation of any cable programming service tier ("CPST"). The FCC's authority to regulate CPST rates expired on March 31, 1999. The FCC has taken the position that it will still adjudicate CPST complaints filed after this sunset date (but not later than 180 days after the last CPST rate increase imposed prior to March 31, 1999), and will strictly limit its review (and possible refund orders) to the time period predating the sunset date.

Under the FCC's rate regulations, most cable systems were required to reduce their BST and CPST rates in 1993 and 1994, and have since had their rate increases governed by a

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

6. Commitments and Contingencies (continued)

complicated price structure that allows for the recovery of inflation and certain increased costs, as well as providing some incentive for expanding channel carriage. Operators also have the opportunity to bypass this "benchmark" regulatory structure in favor of the traditional "cost-of-service" regulation in cases where the latter methodology appears favorable. Premium cable services offered on a per-channel or per-program basis remain unregulated, as do affirmatively marketed packages consisting entirely of new programming product.

The management of the TCI IPVI Systems believes that it has complied in all material respects with the provisions of the 1992 Cable Act and the 1996 Act, including its rate setting provisions. However, certain franchising authorities have filed Local Rate Orders challenging the rates of certain of the TCI IPVI Systems. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of CPST rates would be retroactive to the date of complaint. Any refunds of the excess portion of BST or equipment rates would be retroactive to one year prior to the implementation of the rate reductions. TCI has indemnified the Partnership for certain rate refund liabilities of the TCI IPVI Systems through March 31, 1999.

Certain plaintiffs have filed or threatened separate class action complaints against certain of the systems of TCI IPVI Systems, alleging that the systems' practice of assessing an administrative fee to subscribers whose payments are delinquent constitutes an invalid liquidated damage provision, a breach of contract, and violates local consumer protection statutes. Plaintiffs seek recovery of all late fees paid to the subject systems as a class purporting to consist of all subscribers who were assessed such fees during the applicable limitation period, plus attorney fees and costs.

The TCI IPVI Systems have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is possible the TCI IPVI Systems may incur losses upon conclusion of the matters referred to above, an estimate of any loss or range of loss cannot presently be made. Based upon the facts available, management believes that, although no assurance can be given as to the outcome of these actions, the ultimate disposition should not have a material adverse effect upon the combined financial condition of the TCI IPVI Systems.

                                TCI IPVI Systems
             (A combination of certain assets, as defined in note 1)
               Notes to Combined Financial Statements (continued)
              For the Period from January 1, 1998 to April 30, 1998
                    and for the Year Ended December 31, 1997

6. Commitments and Contingencies (continued)

The TCI IPVI Systems lease business offices, have entered into pole rental agreements and use certain equipment under lease arrangements. Rental expense under such arrangements amounted to $711,000 and $2,441,000 for the four-month period ended April 30, 1998, and for the year ended December 31, 1997, respectively.

Future minimum lease payments under noncancellable operating leases for each of the next five years are summarized as follows (amounts in thousands):

                                                       Years
                                                       ending
                                                     April 30,
                                                    -------------

       1999                                           $    752
       2000                                                619
       2001                                                461
       2002                                                376
       2003                                                308
       Thereafter                                        1,590
                                                      --------
                                                      $  4,106
                                                      ========

TCI formed a year 2000 Program Management Office (the "PMO") to organize and manage its year 2000 remediation efforts. The PMO is responsible for overseeing, coordinating and reporting on TCI's year 2000 remediation efforts, including the year 2000 remediation efforts of the TCI IPVI Systems prior to the Contribution. Subsequent to the date of the Contribution, the year 2000 remediation efforts of the TCI IPVI Systems are no longer the responsibility of TCI or the PMO.

The failure to correct a material year 2000 problem could result in an interruption or failure of certain important business operations. There can be no assurance that the TCI IPVI Systems or the systems of other companies on which the TCI IPVI Systems relies will be converted in time or that any such failure to convert by the TCI IPVI Systems or other companies will not have a material adverse effect on its financial position, results of operations or cash flows.

                        Report of Independent Accountants

To the Partners of InterMedia Capital Partners VI, L.P.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of InterMedia Capital Partners VI, L.P. (the Partnership) and its subsidiaries at September 30, 1999 and December 31, 1998, and the results of their operations and their cash flows for the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) to December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP


San Francisco, California
January 5, 2000

InterMedia Capital Partners VI, L.P.
Consolidated Balance Sheets
(dollars in thousands)
--------------------------------------------------------------------------------

                                                               September 30,     December 31,
                                                                    1999             1998

Assets
Cash and cash equivalents                                        $    443          $  2,602
Accounts receivable, net of allowance for
   doubtful accounts of $1,070 and $2,692, respectively            17,984            15,160
Receivable from affiliates                                          6,613             7,532
Prepaids and other current assets                                   1,105             1,049
                                                                 --------          --------

     Total current assets                                          26,145            26,343

Intangible assets, net                                            579,929           632,002
Property and equipment, net                                       259,892           243,100
Other non-current assets                                            1,383             3,045
                                                                 --------          --------

     Total assets                                                $867,349          $904,490
                                                                 ========          ========

Liabilities and Partners' Capital
Current poriton long term debt                                   $ 55,141          $     --
Accounts payable and accrued liabilities                           23,168            23,541
Payable to affiliates                                                  --             2,913
Deferred revenue                                                   12,892            11,429
Accrued interest                                                      520             5,529
                                                                 --------          --------

     Total current liabilities                                     91,721            43,412

Deferred channel launch revenue                                     6,576             7,767
Long-term debt                                                    687,000           726,000
Other long-term liabilities                                         8,453               411
                                                                 --------          --------

     Total liabilities                                            793,750           777,590
                                                                 --------          --------

Commitments and contingencies

Partners' Capital
   Total partners' capital                                         73,599           126,900
                                                                 --------          --------

     Total liabilities and partners' capital                     $867,349          $904,490
                                                                 ========          ========

See accompanying notes to the consolidated financial statements

InterMedia Capital Partners VI, L.P.
Consolidated Statements of Operations
(dollars in thousands)
--------------------------------------------------------------------------------

                                                                          For the period
                                                                          April 30, 1998
                                                        For the nine      (commencement
                                                        months ended     of operations) to
                                                        September 30,      December 31,
                                                            1999              1998

Revenues
   Basic and cable services                              $ 113,564           $  91,970
   Pay service                                              22,883              18,500
   Other service                                            22,750              20,995
                                                         ---------           ---------

                                                           159,197             131,465
                                                         ---------           ---------

Costs and expenses
   Program fees                                             37,481              30,106
   Other direct expenses                                    14,443              11,794
   Selling, general and administrative expenses             39,647              27,884
   Management and consulting fees                            1,515               1,350
   Depreciation and amortization expenses                   91,707              88,135
                                                         ---------           ---------

                                                           184,793             159,269
                                                         ---------           ---------

     Loss from operations                                  (25,596)            (27,804)
                                                         ---------           ---------

Other income (expense)
   Interest and other income                                   264                 323
   Interest expense                                        (41,979)            (38,561)
   Gain on exchange of cable systems                        15,822                  --
   Other expense                                            (1,812)               (640)
                                                         ---------           ---------

                                                           (27,705)            (38,878)
                                                         ---------           ---------

     Net loss                                            $ (53,301)          $ (66,682)
                                                         =========           =========

See accompanying notes to the consolidated financial statements

InterMedia Capital Partners VI, L.P.
Consolidated Statements of Changes in Partners' Capital
(dollars in thousands)
--------------------------------------------------------------------------------

                                          General       Limited
                                          Partner       Partners        Total

Cash contributions                       $       2     $ 102,032      $ 102,034
In-kind contributions                           --       100,000        100,000
Syndication costs                               --        (8,452)        (8,452)
Net loss                                        --       (66,682)       (66,682)
                                         ---------     ---------      ---------

Balance at December 31, 1998                     2       126,898        126,900

Net loss                                        --       (53,301)       (53,301)
                                         ---------     ---------      ---------

Balance at September 30, 1999            $       2     $  73,597      $  73,599
                                         =========     =========      =========

See accompanying notes to the consolidated financial statements

InterMedia Capital Partners VI, L.P.
Consolidated Statements of Cash Flows
(dollars in thousands)
--------------------------------------------------------------------------------

                                                                                  For the period
                                                                                  April 30, 1998
                                                                 For the nine      (commencement
                                                                 months ended     of operations) to
                                                                 September 30,       December 31,
                                                                     1999                1998
Cash flows from operating activities
   Net loss                                                       $ (53,301)          $ (66,682)
   Loss on disposal of fixed assets                                   2,442                  --
   Depreciation and amortization                                     92,132              88,528
   Gain on exchange of cable systems                                (15,822)                 --
   Changes in assets and liabilities:
     Accounts receivable                                             (2,636)             (3,455)
     Receivable from affiliates                                         919              (7,532)
     Prepaids and other current assets                                  288                (739)
     Other non-current assets                                         1,663              (3,035)
     Accounts payable and accrued liabilities                         2,519              10,557
     Payable to affiliates                                           (2,913)              2,913
     Deferred revenue                                                 1,120               2,962
     Deferred channel launch revenue                                   (971)              5,314
     Other long-term liabilities                                       (883)                226
     Accrued interest                                                (5,016)              5,529
                                                                  ---------           ---------

       Cash flows from operating activities                          19,541              34,586
                                                                  ---------           ---------

Cash flows from investing activities
   Costs incurred in connection with contributed systems                 --              (3,629)
   Proceeds from exchange of cable systems                           16,737                  --
   Property and equipment                                           (62,488)            (36,745)
   Intangible assets                                                 (1,022)                (66)
                                                                  ---------           ---------

       Cash flows from investing activities                         (46,773)            (40,440)
                                                                  ---------           ---------

Cash flows from financing activities
   Debt issue costs                                                      --              (7,395)
   Proceeds from long-term debt                                      16,141             726,000
   Proceeds from interest rate swap termination option
     agreements                                                       8,932                  --
   Repayment of debt assumed, net of cash acquired                       --            (803,731)
   Contributed capital                                                   --             102,034
   Partner draw                                                          --              (8,452)
                                                                  ---------           ---------

       Cash flows from financing activities                          25,073               8,456
                                                                  ---------           ---------

Net change in cash and cash equivalents                              (2,159)              2,602

Cash and cash equivalents, beginning of period                        2,602                  --
                                                                  ---------           ---------

Cash and cash equivalents, end of period                          $     443           $   2,602
                                                                  =========           =========

See accompanying notes to the consolidated financial statements

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

1. The Partnership and Basis of Presentation

      InterMedia Capital Partners VI, L.P. ("ICP-VI"), a Delaware limited partnership, was formed in October 1997 for the purpose of acquiring and operating cable television systems located in the state of Kentucky. ICP-VI and its directly and indirectly majority-owned subsidiaries, InterMedia Partners Group VI, L.P. ("IPG-VI"), InterMedia Partners VI, L.P. ("IP-VI"), and InterMedia Partners of Kentucky, L.P. ("IP-KY") are collectively referred to as the "Partnership." The Partnership commenced business on April 30, 1998 upon contribution of cable television systems serving subscribers throughout western and central Kentucky (the "Systems") with significant concentrations in the state's four largest cities: Lexington, Louisville, Covington and Bowling Green. Prior to April 30, 1998, the Partnership had no operations.

      On April 30, 1998, the Partnership obtained capital contributions from its limited and general partners of $202,034, including an in-kind contribution of the Systems. InterMedia Capital Management VI, LLC ("ICM-VI LLC"), a Delaware limited liability company, is the 0.001% general partner of ICP-VI. The Systems were contributed by affiliates of AT&T Broadband Internet Services ("AT&TBIS"), formerly Tele-Communications, Inc., a 49.5% limited partner of ICP-VI. AT&TBIS's 49.5% interest consists of a 49.005% direct ownership interest issued in exchange for its in-kind contribution (see Note 3 - Contribution of Cable Properties) and an indirect ownership of 0.495% through its 49.55% limited partner interest in InterMedia Capital Management VI, L.P. ("ICM-VI LP"), a California limited partnership, which owns a 0.999% limited partner interest in ICP-VI. Blackstone Cable Acquisition Company, LLC ("Blackstone"), a 49.5% limited partner of ICP-VI, contributed $100,000 in cash.

      On April 18, 1999, the Partnership's general and limited partners, other than AT&TBIS entered into an agreement with Insight Communications Company, L.P. ("Insight") to sell their partner interest in ICP-VI. The sale closed on October 1, 1999, and Insight began managing the Partnership.

      As of September 30, 1999, the Partnership served approximately 427,700 subscribers (unaudited) and encompassed approximately 673,900 homes passed (unaudited).

      The Partnership's contributed cable television systems were structured as leveraged transactions and a significant portion of the assets contributed are intangible assets which are being amortized over one to fourteen years. Therefore, as was planned, the Partnership has incurred substantial book losses. Of the total net losses of $119,983, non-cash charges have aggregated $167,280. These charges consist of $73,972 of depreciation of property and equipment, $106,688 of amortization of intangible assets predominately related to franchise rights and $2,442 of loss on disposal of fixed assets, offset by a $15,822 gain on exchange of cable systems.

2. Summary of Significant Accounting Policies

      Principles of consolidation

      The consolidated financial statements include the accounts of ICP-VI and its directly and indirectly majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      Cash equivalents

      The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      Revenue recognition

      Cable television service revenue is recognized in the period in which the services are provided to customers. Deferred revenue represents revenue billed in advance and deferred until cable service is provided. Installation fees are recognized immediately into revenue to the extent of direct selling costs incurred. Any fees in excess of such costs are deferred and amortized into income over the period that customers are expected to remain connected to the cable television system.

      Property and equipment

      Additions to property and equipment, including new customer installations, are recorded at cost. Self-constructed fixed assets include materials, labor and overhead. Costs of disconnecting and reconnecting cable service are expensed. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. Capitalized plant is written down to recoverable values whenever recoverability through operations or sale of the systems becomes doubtful.

      Depreciation is computed using the double-declining balance method over the following estimated useful lives:

                                                                 Years
           Cable television plant                                5-10
           Buildings and improvements                             10
           Furniture and fixtures                                 3-7
           Equipment and other                                   3-10

      Intangible assets

      The Partnership has franchise rights to operate cable television systems in various towns and political subdivisions. Franchise rights are being amortized over the lesser of the remaining lives of the franchises or the base fourteen year term of ICP-VI which expires on April 30, 2012. Remaining franchise lives range from one to eighteen years.

      The Partnership acquired a long term programming agreement (the "Programming Agreement"), as described in Note 3 - "Contribution of Cable Properties". The Programming Agreement is valued at $150,000 and is being amortized on a straight line basis over the fourteen year term of ICP-VI.

      Debt issue costs are included in intangible assets and are being amortized over the terms of the related debt.

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      Costs associated with potential acquisitions are initially deferred. For acquisitions which are completed, related costs are capitalized as part of the purchase price of assets acquired. For those acquisitions not completed, related costs are expensed in the period the acquisition is abandoned.

      Capitalized intangibles are written down to recoverable values whenever recoverability through operations or sale of the systems becomes doubtful. Each year, the Partnership evaluates the recoverability of the carrying value of its intangible assets by assessing whether the projected cash flows, including projected cash flows from sale of the systems, is sufficient to recover the unamortized costs of these assets.

      Interest rate swaps

      Under an interest rate swap, the Partnership agrees with another party to exchange interest payments at specified intervals over a defined term. Interest payments are calculated by reference to the notional amount based on the difference between the fixed and variable rates pursuant to the swap agreement. The net interest received or paid as part of the interest rate swap is accounted for as an adjustment to interest expense.

      Income taxes

      No provision or benefit for income taxes is reported by the Partnership because, as partnerships, the tax effects of ICP-VI and its majority-owned subsidiaries' results of operations accrue to the partners.

      Partners' capital

      Syndication costs incurred to raise capital have been charged to partners' capital.

      Allocation of profits and losses

      Profits and losses are allocated in accordance with the provisions of ICP-VI's partnership agreement, dated October 30, 1997, generally as follows:

      Losses are allocated first to the partners to the extent of and in accordance with relative capital contributions; second, to the partners which loaned money to the Partnership to the extent of and in accordance with relative loan amounts; and third, to the partners in accordance with relative capital contributions.

      Profits are allocated first to the partners which loaned money to the Partnership and to the extent of and proportionate to previously allocated losses relating to such loans; second, among the partners in accordance with relative capital contributions, in an amount sufficient to yield a pre-tax return of 10% per annum on their capital contributions; and third, 5.3% to the general partner and 14.7% to ICM-VI LP, and 80% to the limited and general partners in accordance with relative capital contributions.

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      Use of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Disclosures about fair value of financial instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

      Current assets and current liabilities: The carrying value of receivables, payables, deferred revenue, and accrued liabilities approximates fair value due to their short maturity.

      Long-term debt: The fair value of the Partnership's borrowings under the bank term loans and revolving credit facility are estimated based on the borrowing rates currently available to the Partnership for obligations with similar terms.

      Interest rate swaps and related derivatives: The estimated fair value of the interest rate swaps and related derivatives is based on the current value in the market for agreements with similar terms and adjusted for the holding period.

      New accounting pronouncements

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 was amended in June 1999 by FAS 137. FAS 133 is currently effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Partnership). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Partnership anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Partnership's results of operations, financial position or cash flows.

3. Contribution of Cable Properties

      On April 30, 1998, the Partnership borrowed $730,000 under new bank term loans and a revolving credit facility and received equity contributions from its partners of $202,034, consisting of $102,034 in cash and $100,000 of in-kind contributions from AT&TBIS and another limited partner of ICP-VI. ICP-VI assumed debt from AT&TBIS of $803,743 and issued a combined 49.5% limited partner interest to AT&TBIS and another limited partner, in exchange for the contributed systems with a fair market value of $753,743 and a long-term programming fee discount agreement valued at $150,000. The AT&TBIS debt assumed was repaid with proceeds from the borrowings under the bank loans and the cash contributions received from ICP-VI's partners.

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      The total cost of the Systems contributed was as follows:

 Value of AT&TBIS Debt assumed                                         $ 803,743
 Costs incurred in connection with the contributed systems                 3,629
 Value of IP-VI equity issued                                            100,000
                                                                       ---------

                                                                       $ 907,372
                                                                       =========

      The Partnership's allocation of costs related to the contributed systems is as follows:

                                                                    December 31,
                                                                        1998

 Tangible assets                                                     $ 234,143
 Intangible assets                                                     528,033
 Programming agreement                                                 150,000
 Current assets                                                         12,037
 Current liabilities                                                   (12,389)
 Non-current liabilities                                                (4,452)
                                                                     ---------

   Net assets contributed                                            $ 907,372
                                                                     =========

4. Exchange of Cable Properties

      On February 1, 1999, the Partnership exchanged with Insight Communications of Indiana, LLC its cable television assets located in and around Henderson, Kentucky ("Exchanged Assets"), serving approximately 10,700 (unaudited) basic subscribers, for cable television assets located in and around Oldham County, Kentucky, serving approximately 8,300 (unaudited) basic subscribers, plus net cash of $3,758. The cable system assets received have been recorded at fair market value, allocated as follows:

 Property and equipment                                                 $ 4,475
 Franchise rights                                                        12,665
                                                                        -------

    Total                                                              $ 17,140
                                                                        =======

      The exchange resulted in a gain of $1,255, calculated as the difference between the fair value of the assets received and the net book value of the Exchanged Assets, plus net proceeds received of $3,758.

      On February 17, 1999 and March 11, 1999, the partnership entered into agreements with FrontierVision Operating Partnership, L.P.
      ("FrontierVision") to exchange its cable television assets

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      located in central Kentucky, serving approximately 16,800 (unaudited) basic subscribers, for cable television assets located in northern Kentucky, serving approximately 11,000 (unaudited) basic subscribers. On June 1, 1999 the Partnership completed the exchange with respect to certain of the systems and entered into related management agreements. Pursuant to the terms of the management agreements, the Partnership managed and operated the remaining systems of FrontierVision in northern Kentucky and FrontierVision managed and operated the Partnership's remaining systems in central Kentucky. The management agreements, which provided the Partnership with effective control over the remaining systems, terminated upon completion of the exchanges of the remaining systems on September 30, 1999.

      The cable system assets received have been recorded at fair market value, allocated as follows:

     Property and equipment                                           $ 6,328
     Franchise rights                                                  11,011
                                                                      -------

        Total                                                         $17,339
                                                                      =======

      The Partnership received cash of $12,979 from FrontierVision in connection with the exchanged systems. The exchanges resulted in a gain of $14,567 for the nine months ended September 30, 1999, respectively.

5. Intangible Assets

      Intangible assets consist of the following:

                                               September 30,   December 31,
                                                   1999            1998

 Franchise rights                               $  522,945      $  528,073
 Programming agreement                             147,631         150,000
 Debt issue costs                                    7,395           7,395
 Other                                                 105              26
                                                ----------      ----------

                                                   678,076         685,494

 Accumulated amortization                          (98,147)        (53,492)
                                                ----------      ----------

                                                $  579,929      $  632,002
                                                ==========      ==========

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

6. Property and Equipment

      Property and equipment consist of the following:

                                                    September 30,   December 31,
                                                        1999            1998

      Land                                           $    5,990      $    6,028
      Cable television plant                            242,943         213,826
      Buildings and improvements                          2,727           2,470
      Furniture and fixtures                              4,060           2,958
      Equipment and other                                26,932          20,279
      Construction in progress                           45,509          30,246
                                                     ----------      ----------

                                                        328,161         275,807

      Accumulated depreciation                        (68,269)        (32,707)
                                                     ----------      ----------

                                                     $  259,892      $  243,100
                                                     ==========      ==========

7. Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities consist of the following:

                                                   September 30,    December 31,
                                                      1999             1998

     Accounts payable                              $  10,567         $   1,387
     Accrued program costs                             1,112             2,974
     Accrued franchise fees                              723             2,050
     Accrued copyright fees                              172               346
     Accrued capital expenditures                        192             7,248
     Accrued property and other taxes                  8,604             4,523
     Other accrued liabilities                         1,798             5,013
                                                   ---------         ---------

                                                   $  23,168         $  23,541
                                                   =========         =========

8. Channel Launch Revenue

      During the periods ended September 30, 1999 and December 31, 1998 the Partnership received payments and recorded receivables from certain programmers to launch and promote their new channels. As of September 30, 1999 and December 31, 1998 the Partnership had receivables from programmers of $5,476 and $5,855, respectively. In connection with the contribution of the Systems, the Partnership assumed deferred launch support revenue and obligations of $4,452. The

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      Partnership recognized advertising revenue for advertisements provided by the Partnership to promote the new channels of $441 and $911, during the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31, 1998, respectively. The remaining deferred channel launch revenue is being amortized over the respective terms of the program agreements which range between eight and ten years. The Partnership amortized and recorded as other service revenue $1,880 and $1,406 of the remaining deferred channel launch revenue during the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31, 1998, respectively.

9. @Home Warrants

      Under a distribution agreement with At Home Corporation ("@Home"), the Partnership provides high-speed Internet access to subscribers over the Partnership's distribution network in certain of its cable television systems. In January 1999, the Partnership and certain of its affiliates entered into related agreements whereby @Home would issue to the Partnership and its affiliates warrants to purchase shares of @Home's Series A Common Stock ("@Home Stock") at an exercise price of five dollars and twenty-five cents per share, as adjusted for a two-for-one stock split which occurred on June 17, 1999. Under the provisions of the agreements, management estimates that the Partnership may purchase up to 459,200 shares of @Home Stock. The warrants become vested and exercisable, subject to certain forfeiture and other conditions, based on operational targets which include offering the @Home service by the Partnership in its service areas and obtaining specified numbers of @Home subscribers over the six-year term of the @Home distribution agreement. The Partnership has not recognized any income related to the warrants for the nine months ended September 30, 1999.

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

10. Long-term Debt

      Long-term debt consists of the following:

                                                                          September 30,      December 31,
                                                                              1999               1998

Senior Debt
   Bank revolving credit facility, $325,000 commitment as of
      September 30, 1999, interest currently at LIBOR plus 1.375%
      (6.81%) or ABR plus .625% (8.625%) payable
      quarterly, matures October 31, 2006                                  $ 212,000           $ 199,000

   Bank Term Loan A; interest at LIBOR plus 1.750% (7.19%)
      payable quarterly, matures September 30, 2007                          100,000             100,000

   Bank Term Loan B; interest at LIBOR plus 2.000% (7.44%)
      payable quarterly, matures December 31, 2007                           250,000             250,000
                                                                           ---------           ---------

         Total senior debt                                                   562,000             549,000
                                                                           ---------           ---------

Subordinated Debt
   Bank Term Loan A; interest at LIBOR plus 2.750% (8.13%)
      payable quarterly, matures April 30, 2008                              125,000             125,000

   Bank Term Loan B; $60,000 commitment as of September 30, 1999, interest at LIBOR plus 0.500% (5.84%) or ABR (8.25%)
      payable quarterly, matures January 1, 2000                              55,141              52,000
                                                                           ---------           ---------

         Total subordinated debt                                             180,141             177,000
                                                                           ---------           ---------

         Total debt                                                          742,141             726,000

         Less current portion of long-term debt                              (55,141)
                                                                           ---------           ---------

         Total long-term debt                                              $ 687,000           $ 726,000
                                                                           =========           =========

      The Partnership's bank debt is outstanding under a revolving credit facility and term loan agreements executed by the Partnership on April 30, 1998 (the "Bank Facility"). The revolving credit facility currently provides for $325,000 of available credit. Starting June 30, 2001, revolving credit facility commitments will be permanently reduced quarterly by increments ranging from $7,500 to $40,000 through maturity on October 31, 2006. The senior Term Loan A requires quarterly principal payments of $250 starting June 30, 2001 with final payments in two equal installments of $47,125 on March 31 and September 30, 2007. The senior Term Loan B requires quarterly principal payments of $625 starting June 30, 2001 with final payments in two equal installments of $117,188 on September 30, and December 31, 2007. The subordinated Term Loan A

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      requires quarterly principal payments of $313 starting June 30, 2001 with final payments in two equal installments of $58,281 on January 31, and April 30, 2008. The borrowings outstanding under the subordinated Term Loan B were initially due and payable on May 31, 1999. On May 14, 1999 the Partnership amended the terms and conditions of the subordinated Term Loan
      B. The amendment extended the maturity date of subordinated Term Loan B to January 1, 2000 and increased the applicable margin from 0.300% to 0.500% for the period June 1, 1999 through September 30, 1999 and 0.625% thereafter. On October 1, 1999 under the management of Insight, the Partnership refinanced the borrowings outstanding under the subordinated Term Loan B.

      Advances under the Bank Facility are available under interest rate options related to the base rate of the administrative agent for the Bank Facility ("ABR") or LIBOR. Interest rates vary on borrowings under the revolving credit facility from LIBOR plus 0.500% to LIBOR plus 1.875% or ABR to ABR plus 0.875% based on the Partnership's ratio of senior debt to annualized semi-annual cash flow, as defined ("Senior Leverage Ratio"). Interest rates vary on borrowings under the senior Term Loan A from LIBOR plus 1.500% to LIBOR plus 2.125% or ABR plus 0.500% to ABR plus 1.125%, and under the senior Term Loan B from LIBOR plus 1.750% to LIBOR plus 2.250% or ABR plus 0.750% to ABR plus 1.250% based on the Partnership's Senior Leverage Ratio. Interest rates on borrowings under the subordinated Term Loan A are at LIBOR plus 2.75% or ABR plus 2.75%. The Bank Facility requires quarterly interest payments, or more frequent interest payments if a shorter period is selected under the LIBOR option, and quarterly payment of fees on the unused portion of the revolving credit facility and the subordinated Term Loan B at 0.375% per annum when the Senior Leverage Ratio is greater than 5.0:1.0 and at 0.250% when the Senior Leverage Ratio is less than or equal to 5.0:1.0.

      The Partnership has entered into interest rate swap agreements in the aggregate notional principal amount of $500,000 to establish long-term fixed interest rates on its variable rate debt. Under the swap agreements, the Partnership pays quarterly interest at fixed rates ranging from 5.850% to 5.865% and receives quarterly interest payments equal to LIBOR. The agreements expire July 2003. At September 30, 1999 and December 31, 1998, the fair market value of the interest rate swaps was approximately $8,437 and $(14,493), respectively.

      On July 12, 1999, the Partnership entered into early termination option agreements ("Option Agreements") with banks which are parties to the Partnership's interest rate swap agreements. Under the terms of the Option Agreements, the banks may terminate the interest rate swap agreements between May 2001 and July 2003, the expiration date of the agreements. In exchange for the early termination option, the Partnership received a cash payment of $8,932 which has been deferred and is being amortized over the remaining terms of the interest rate swap agreements. $570 was amortized and recorded against interest expense during the three and nine months ended September 30, 1999. At September 30, 1999, the fair market value of the Option Agreements was approximately $(10,334).

      Borrowings under the Bank Facility, excluding the subordinated Term Loan B, ("Permanent Debt") are secured by the partnership interests of IPG-VI and IP-VI's subsidiaries and negative pledges of the stock and assets of certain AT&TBIS subsidiaries that are parties to an agreement ("Keepwell Agreement") to support the Permanent Debt. Under the Keepwell Agreement, the AT&TBIS

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      subsidiaries are required to make loans to IPG-VI and IP-VI in an amount not to exceed $489,500 if (i) IPG-VI or IP-VI fails to make payment of principal in accordance with the respective debt agreements, or (ii) amounts due under the respective debt agreements have been accelerated for non-payment or bankruptcy.

      The debt agreements contain certain covenants which restrict the Partnership's ability to encumber assets, make investments or distributions, retire partnership interests, pay management fees currently, incur or guarantee additional indebtedness and purchase or sell assets. The debt agreements also include financial covenants which require minimum interest and debt coverage ratios and specify maximum debt to cash flows ratios.

      Annual maturities of long-term debt at September 30, 1999 are as follows:

        2000                                                       $  55,141
        2001                                                           3,562
        2002                                                           4,750
        2003                                                           4,750
        Thereafter                                                   673,938
                                                                   ---------

                                                                   $ 742,141
                                                                   =========

      Borrowings under the Bank Facility are at rates that would be otherwise currently available to the Partnership. Accordingly, the carrying amounts of bank borrowings outstanding as of September 30, 1999 approximate their fair value.

11. Related Party Transactions

      ICM-VI LP provides certain management and administrative services to the Partnership for a per annum fee of 1% of ICP-VI's total non-preferred partner contributions ("ICM Management Fee") offset by certain expenses of the Partnership, as defined, up to an amount equal to $500. Prior to September 30, 1999, 50% of the net ICM Management Fee was deferred until the Partnership's Senior Leverage Ratio was less than five times in order to support the Partnership's debt. Any deferred ICM Management Fee bore interest at 10%, compounded annually, payable upon payment of the deferred management fee. Effective September 30, 1999 such deferral was not required pursuant to an amendment to the Partnership's debt agreements.

      Based on current capital contributions, the management fee per annum is $2,020 less partnership expenses of $500.

      Pursuant to ICP-VI's partnership agreement, on April 30, 1998 the Partnership prepaid $1,000 of the ICM Management Fee. ICM Management Fee expenses for the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31, 1998 amounted to $1,140 and $1,013, respectively. On September 30, 1999 the Partnership paid the total

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      outstanding deferred ICM Management Fee and related interest due to ICM-VI LP. At December 31, 1998, the Partnership had a non-current payable to ICM-VI LP of $13.

      The Partnership pays monitoring fees of $250 per annum to each of AT&TBIS and Blackstone. Prior to September 30, 1999, 50% of the monitoring fees were deferred until the Partnership's Senior Leverage Ratio was less than five times in order to support the Partnership's debt. Any deferred monitoring fees bore interest at 10%, compounded annually, payable upon payment of the deferred monitoring fees. Effective September 30, 1999 such deferral was not required pursuant to an amendment to the Partnership's debt agreements. Management and consulting fees of $1,515 and $1,350 for the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31, 1998, respectively, include both the ICM Management Fee and monitoring fees.

      Pursuant to ICP-VI's partnership agreement, on April 30, 1998, the Partnership prepaid its monitoring fees for the period from April 30, 1999 through April 29, 2000. The Partnership had a non-current payable of $83 each to AT&TBIS and Blackstone at December 31, 1998. In contemplation of the sale of certain of the partners' interest in ICP-VI (as described in Note 16 - Subsequent Events) and the amendments to the partnership and debt agreements, the Partnership received from Blackstone its prepaid monitoring fees net of deferred monitoring fees and related interest outstanding at September 30, 1999. At September 30, 1999 the Partnership has a receivable of $28 from AT&TBIS representing prepaid monitoring fees, net of deferred monitoring fees and related interest.

      In connection with raising its capital, the Partnership paid aggregate transaction fees of $4,942 to AT&TBIS and Blackstone on April 30, 1998. The amount has been recorded as syndication costs.

      InterMedia Management, Inc. ("IMI") is the sole member of ICM-VI LLC. IMI has entered into an agreement with the Partnership to provide accounting and administrative services at cost. IMI also provides such services to other cable systems which are affiliates of the Partnership. Administrative fees charged by IMI for the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31, 1998 were $3,131 and $2,495, respectively. Receivable from affiliates includes $2,850 and $628 at September 30, 1999 and December 31, 1998, respectively, of advances to IMI, net of administrative fees charged by IMI and operating expenses paid by IMI on behalf of the Partnership.

      As an affiliate of AT&TBIS, the Partnership is able to purchase programming services from a subsidiary of AT&TBIS. Management believes that the overall programming rates made available through this relationship are lower than those which the Partnership could obtain separately. Such volume rates may not continue to be available in the future should AT&TBIS's ownership in the Partnership significantly decrease. Programming fees charged by the AT&TBIS subsidiary for the nine months ended September 30, 1999 and the period April 30, 1998 (commencement of operations) through December 31, 1998 amounted to $28,523 and $22,183, respectively. Payable to affiliates at December 31, 1998 represents programming fees payable to the AT&TBIS subsidiary.

      The Partnership entered into an agreement with an affiliate of AT&TBIS to manage the Partnership's advertising business and related services for an annual fixed fee per advertising sales

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      subscriber, as defined by the agreement. In addition to the annual fixed fee, AT&TBIS is entitled to varying percentage shares of the incremental growth in annual cash flow from advertising sales above specified targets. Management fees charged by the AT&TBIS subsidiary for the nine months ended September 30, 1999 and the period April 30, 1998 (commencement of operations) through December 31, 1998 amounted to $231 and $563, respectively. Receivables from affiliates at September 30, 1999 and December 31, 1998 includes $3,632 and $6,904, respectively, of receivables from AT&TBIS for advertising sales.

      As part of its normal course of business the Systems are involved in transactions with affiliates of ICP-VI which own and operate cable television systems. Such transactions include purchases and sales, at cost, of inventories used in construction of cable plant. Receivables from affiliates at September 30, 1999 includes $131 of receivables from affiliated systems.

12. Cable Television Regulation

      Cable television legislation and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past, and may in the future, materially affect the Partnership and the cable television industry.

      The cable industry is currently regulated at the federal and local levels under the Cable Act of 1984, the Cable Act of 1992 (the "1992 Act"), the Telecommunications Act of 1996 (the "1996 Act") and regulations issued by the Federal Communications Commission ("FCC") in response to the 1992 Act. FCC regulations govern the determination of rates charged for basic, expanded basic and certain ancillary services, and cover a number of other areas including customer service and technical performance standards, the required transmission of certain local broadcast stations and the requirement to negotiate retransmission consent from major network and certain local television stations. Among other provisions, the 1996 Act eliminated rate regulation on the expanded basic tier effective March 31, 1999.

      Current regulations issued in connection with the 1992 Act empower the FCC and/or local franchise authorities to order reductions of existing rates which exceed the maximum permitted levels and require refunds measured from the date a complaint is filed in some circumstances or retroactively for up to one year in other circumstances. Management believes it has made a fair interpretation of the 1992 Act and related FCC regulations in determining regulated cable television rates and other fees based on the information currently available.

      Many aspects of regulations at the federal and local levels are currently the subject of judicial review and administrative proceedings. In addition, the FCC continues to conduct rulemaking proceedings to implement various provisions of the 1996 Act. It is not possible at this time to predict the ultimate outcome of these reviews or proceedings or their effect on the Partnership.

13. Commitments and Contingencies

      The Partnership is committed to provide cable television services under franchise agreements with

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      remaining terms of up to eighteen years. Franchise fees of up to 5% of gross revenues are payable under these agreements.

      Current FCC regulations require that cable television operators obtain permission to retransmit major network and certain local television station signals. The Partnership has entered into long-term retransmission agreements with all applicable stations in exchange for in-kind and/or other consideration.

      On April 30, 1999 the Partnership was named as an additional defendant in a purported class action which was originally filed in January 1998 against AT&TBIS and certain of its affiliates in the State of Kentucky concerning late fee charges and practices. Certain cable systems owned by the Partnership charge late fees to customers who do not pay their cable bills on time. These late fee cases challenge the amount of the late fees and practices under which they are imposed. The Plaintiffs raise claims under state consumer protection statutes, other state statutes, and common law. Plaintiffs generally allege that the late fees charged by the Partnership's cable systems in the State of Kentucky are not reasonably related to the costs incurred by the cable systems as a result of late payment. Plaintiffs seek to require cable systems to reduce their late fees on a prospective basis and to provide compensation for alleged excessive late fee charges for past periods. Based on the facts available, management believes that, although no assurances can be given as to the outcome of these actions, the ultimate disposition of these matters should not have a material adverse effect upon the financial position, results of operations or cash flows of the Partnership.

      In September 1999 the Partnership received a tentative property tax assessment from the Kentucky Revenue Cabinet with a total valuation of $1,197,571. This valuation could result in an additional property tax liability of approximately $4,149 for the nine months ended September 30, 1999. However, based on the information currently available to the Partnership and taking into account the advice of the Partnership's counsel, management believes that the accrued property tax liability included in the Partnership's financial statements is adequate.

      The Partnership is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation or other claims will not have a material adverse effect on the Partnership's financial position, results of operations or cash flows.

      The Partnership has entered into pole rental agreements and leases certain of its facilities and equipment under non-cancelable operating leases. Minimum rental commitments at September 30, 1999 for the next five years and thereafter under these leases are as follows:

        1999                                                           $  154
        2000                                                              552
        2001                                                              264
        2002                                                              129
        2003                                                              100
        Thereafter                                                        162
                                                                      -------

                                                                      $ 1,361
                                                                      =======

InterMedia Capital Partners VI, L.P.
Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

      Rent expense, including pole rental agreements was $1,099 and $1,003 for the nine months ended September 30, 1999 and the period from April 30, 1998 (commencement of operations) through December 31,1998, respectively.

14. Supplemental Disclosures to Consolidated Statement of Cash Flows

      During the nine months ended September 30, 1999 and the period from April 30, 1998 through December 31, 1998, the Partnership paid interest of $46,942 and $32,465, respectively.

      As described in Note 3 (Contribution of Cable Properties), on April 30, 1998 the Partnership received, from AT&TBIS and another limited partner, in-kind contributions of cable television systems located in Kentucky. In connection with the contribution, the Partnership repaid debt assumed of $803,743 and incurred fees of $3,629.

15. Employee Benefit Plan

      The Partnership participates in the InterMedia Partners Tax Deferred Savings Plan, which covers all full-time employees who have completed at least six months of employment. Such Plan provides for a base employee contribution of 1% and a maximum of 15% of compensation. The Partnership's matching contributions under such Plan are at the rate of 50% of the employee's contributions, up to a maximum of 5% of compensation.

16. Subsequent Events

      On October 1, 1999, the Partnership's general and limited partners, other than AT&TBIS, sold their partner interests in ICP-VI to Insight. Upon consummation of the sale, Insight began managing the Partnership. Also on October 1, 1999, under Insight's management, the Partnership refinanced its borrowings outstanding under the subordinated Term Loan B.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Insight Midwest and Insight Capital have not changed since the date hereof.

Until _______, 2000 (90 days after the date of this prospectus), all dealers, that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Insight Midwest, L.P.

      Section 17-108 of the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act") provides that a limited partnership may indemnify and hold harmless any partners or other persons from and against any and all claims and demands whatsoever, subject to such standards and restrictions set forth in the partnership agreement. Accordingly, Section 12.1 of the Limited Partnership Agreement of Insight Midwest, L.P., dated as of October 1, 1999, provides that each partner of the Partnership and their respective members, partners, officers, directors, shareholders, employees and agents, the employees, officers and agents of the Partnership, and the members of the Advisory Committee (collectively, the "Indemnified Persons") will be indemnified, defended and held harmless by the Partnership from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Partnership and its subsidiaries, including costs and attorney's fees and any amounts expended in the settlement of any claims of liability, loss or damage; provided that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under Section 12.1 shall not be available if the action or inaction is finally adjudicated to have constituted fraud, gross negligence, breach of fiduciary duty (which shall not be construed to encompass mistakes in judgement or any breach of any Indemnified Person's duty of care that did not constitute gross negligence), or willful misconduct by the Indemnified Person; and provided further that indemnification under Section 12.1 shall be recoverable only from the assets of the Partnership and not from any assets of the partners of the Partnership. Article 12 further provides that the Partnership may pay for insurance covering liability of the Indemnified Person for negligence in operations of the Partnership's affairs.

Insight Capital, Inc.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrants. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Insight Capital's by-laws provide for indemnification by Insight Capital of any director or officer (as such term is defined in the by-laws) of Insight Capital who is or was a director of any of its subsidiaries, or, at the request of Insight Capital, is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that Insight Capital shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by Insight Capital. To the extent authorized from time to time by the board of directors of Insight Capital, Insight Capital may provide to any one or more employees of Insight

Capital, one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred in the by-laws of Insight Capital on directors and officers of Insight Capital or any subsidiary or other enterprise. The by-laws do not limit the power of Insight Capital or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. Insight Capital's certificate of incorporation provides for such limitation of liability.

Item 21. Exhibits and Financial Statement Schedules.

      (a) Exhibits

      The following exhibits are filed as part of this Registration Statement:

Exhibit Number                          Exhibit Description
--------------                          -------------------

2.1 Asset Contribution Agreement by and among Insight Communications of Indiana, LLC ("Insight Indiana"), Insight Communications Company, L.P. ("Insight LP"), UACC Midwest, Inc., TCI of Kokomo, Inc., TCI of Indiana, Inc., Heritage Cablevision Associates, A Limited Partnership and TCI of Indiana Holdings, LLC dated as of May 14, 1998 (filed as Exhibit 2.1 to Insight Communications Company, Inc.'s Registration Statement on Form S-1 (Registration No. 333-78293) and incorporated herein by reference)
2.2 Asset Exchange Agreement by and among Insight LP, TCI of Indiana, Inc. and UACC Midwest, Inc., dated May 14, 1998 (filed as Exhibit 2.5 to Insight Communications Company, Inc.'s Registration Statement on Form S-1 (Registration No. 333-78293) and incorporated herein by reference)
2.3 Purchase Agreement, dated as of April 18, 1999, among InterMedia Capital Management VI, LLC, InterMedia Management Inc., Robert J. Lewis, TCI ICM VI, Inc., InterMedia Capital Management VI, L.P., Blackstone KC Capital Partners, L.P., Blackstone KC Offshore Capital Partners, L.P., Blackstone Family Investment Partnership III L.P., Leo J. Hindery, Jr., TCI IP-VI, LLC and Insight L.P. (filed as Exhibit 2.8 to Insight Communications Company, Inc.'s Registration Statement on Form S-1 (Registration No. 333-78293) and incorporated herein by reference)
2.4 Contribution and Formation Agreement, dated April 18, 1999, between TCI of Indiana Holdings, LLC and Insight LP (filed as Exhibit 2.9 to Insight Communications Company,

        Inc.'s Registration Statement on Form S-1 (Registration No. 333-78293) and incorporated herein by reference)
3.1     Certificate of Limited Partnership of Insight Midwest
3.2     Limited Partnership Agreement of Insight Midwest
3.3     Certificate of Incorporation of Insight Capital
3.4     By-laws of Insight Capital
4.1 Indenture, dated as of October 1, 1999, among Insight Midwest, Insight Capital and Harris Trust Company of New York, as Trustee*
4.2 Registration Rights Agreement, dated as of October 1, 1999, among Insight Midwest, Insight Capital, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co., Incorporated, BNY Capital Markets, Inc. and Wasserstein Perella Securities, Inc.
5.1     Opinion of Cooperman Levitt Winikoff Lester & Newman, P.C.*
10.1 Credit Agreement, dated as of October 30, 1998 (the "Indiana Credit Facility"), among Insight Indiana, the several lenders and The Bank of New York (filed as Exhibit 10.3 to Insight Communications Company, Inc.'s Registration Statement on Form S-1 (Registration No. 333-78293) and incorporated herein by reference)
10.2    Amendment to the Indiana Credit Facility dated September 24, 1999
10.3 Amended and Restated Revolving Credit and Term Loan Agreement, dated as of October 1, 1999, among Insight Kentucky Partners I, L.P., several lenders and Toronto Dominion (Texas), Inc.*
10.4 Amended and Restated Operating Agreement of Insight Indiana dated as of October 1,1999
10.5 Amended and Restated Management Agreement by and between Insight Indiana and Insight LP, dated as of October 1, 1999
10.6 Amended and Restated Partnership Agreement of Insight Communications of Kentucky, L.P. dated as of October 1, 1999
10.7 Management Agreement of Insight Kentucky by and between Insight LP and Insight Kentucky Partners II, L.P., dated as of October 1, 1999
21.1    Subsidiaries of Insight Midwest
23.1(a) Consent of Ernst & Young LLP
23.1(b) Consent of Ernst & Young LLP
23.1(c) Consent of Ernst & Young LLP
23.2(a) Consent of KPMG LLP
23.2(b) Consent of KPMG LLP
23.3    Consent of PricewaterhouseCoopers LLP
23.4    Consent of Cooperman Levitt Winikoff Lester & Newman, P.C. (included in
        Exhibit 5.1)*
27.1    Financial Data Schedules for Insight Midwest
27.2    Financial Data Schedules for Insight Capital
99.1    Form of Letter of Transmittal with respect to the exchange offer*
99.2    Form of Instruction Letter to Registered Shareholders*
99.3    Form of Notice of Guaranteed Delivery*

--------------

*     To be filed by amendment

      (b) Financial Statement Schedules

None.

Item 22. Undertakings.

      Insight Midwest, L.P. and Insight Capital, Inc. (the "Registrants") hereby undertake:

      (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      The undersigned Registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrants undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      The Registrants undertake that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrants hereby undertake that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2000.

                                     INSIGHT MIDWEST, L.P.
                                     By: Insight Communications Company, L.P.,
                                         its general partner
                                     By: Insight Communications Company, Inc.,
                                         its general partner


                                     By: /s/ Michael S. Willner
                                         _______________________________________
                                         Michael S. Willner,
                                         President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Michael S. Willner and Kim D. Kelly as such person's true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Signature                           Title                      Date
       ---------                           -----                      ----


/s/ Sidney R. Knafel           Chairman of the Board and Member   March 29, 2000
--------------------------     of the Advisory Committee
Sidney R. Knafel


/s/ Michael S. Willner         President, Chief Executive         March 29, 2000
--------------------------     Officer and Member of the
Michael S. Willner             Advisory Committee
                               (Principal executive officer)

/s/ Kim D. Kelly               Executive Vice President,          March 29, 2000
--------------------------     Chief Operating and Financial
Kim D. Kelly                   Officer and Member of the
                               Advisory Committee
                               (principal financial officer
                               and principal accounting officer)


                               Member of the Advisory Committee
--------------------------
William R. Fitzgerald


                               Member of the Advisory Committee
--------------------------
Derek Chang

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2000.

                                   INSIGHT CAPITAL, INC.

                                   By: /s/ Michael S. Willner
                                       __________________________________
                                       Michael S. Willner,
                                       President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Michael S. Willner and Kim D. Kelly as such person's true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Signature                       Title                         Date
         ---------                       -----                         ----


/s/ Sidney R. Knafel           Chairman of the Board              March 29, 2000
--------------------------
Sidney R. Knafel


/s/ Michael S. Willner         President, Chief Executive         March 29, 2000
--------------------------     Officer and Director
Michael S. Willner             (principal executive officer)

/s/ Kim D. Kelly               Executive Vice President,          March 29, 2000
---------------------------    Chief Operating and Financial
Kim D. Kelly                   Officer and Director
                               (principal financial officer
                               and principal accounting officer)